Exhibit 99.3

Execution Version

CREDIT AND SECURITY AGREEMENT (REVOLVING LOAN)

dated as of January 6, 2017

by and among

NOVADAQ TECHNOLOGIES INC. and

NOVADAQ CORP.,

and any additional borrower that hereafter becomes party hereto, each as Borrower, and collectively as Borrowers,

and

MIDCAP FINANCIAL TRUST,

as Agent and as a Lender,

and

THE ADDITIONAL LENDERS

FROM TIME TO TIME PARTY HERETO

i

CREDIT AND SECURITY AGREEMENT

THIS CREDIT AND SECURITY AGREEMENT (REVOLVING LOAN) (as the same may be amended, supplemented, restated or otherwise modified from time to time, the “Agreement”) is dated as of January 6, 2017 by and among NOVADAQ TECHNOLOGIES INC., a corporation validly existing under the Canada Business Corporations Act (“Novadaq Tech”), NOVADAQ CORP., a Delaware corporation (“Novadaq Corp”) and any additional borrower that may hereafter be added to this Agreement (individually as a “Borrower”, and collectively with any entities that become party hereto as Borrower and each of their successors and permitted assigns, the “Borrowers”), MIDCAP FINANCIAL TRUST, a Delaware statutory trust, individually as a Lender, and as Agent, and the financial institutions or other entities from time to time parties hereto, each as a Lender.

RECITALS

Borrowers have requested that Lenders make available to Borrowers the financing facilities as described herein. Lenders are willing to extend such credit to Borrowers under the terms and conditions herein set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrowers, Lenders and Agent agree as follows:

ARTICLE 1 - DEFINITIONS

Section 1.1    Certain Defined Terms. The following terms have the following meanings:

“Acceleration Event” means the occurrence of an Event of Default (a) in respect of which Agent has declared all or any portion of the Obligations to be immediately due and payable pursuant to Section 10.2, (b) pursuant to Section 10.1(a), and in respect of which Agent has suspended or terminated the Revolving Loan Commitment pursuant to Section 10.2, and/or (c) pursuant to either Section 10.1(e) and/or Section 10.1(f).

“Account Debtor” means “account debtor”, as defined in Article 9 of the UCC, and any other obligor in respect of an Account.

“Accounts” means, collectively, (a) any right to payment of a monetary obligation, whether or not earned by performance, (b) without duplication, any “account” (as defined in the UCC), any accounts receivable (whether in the form of payments for services rendered or goods sold, rents, license fees or otherwise), any “health-care-insurance receivables” (as defined in the UCC), any “payment intangibles” (as defined in the UCC) and all other rights to payment and/or reimbursement of every kind and description, whether or not earned by performance, (c) all accounts, “general intangibles” (as defined in the UCC), Intellectual Property, rights, remedies, Guarantees, “supporting obligations” (as defined in the UCC), “letter-of-credit rights” (as defined in the UCC) and security interests in respect of the foregoing, all rights of enforcement and collection, all books and records evidencing or related to the foregoing, and all rights under the Financing Documents in respect of the foregoing, (d) all information and data compiled or derived by any Borrower or to which any Borrower is entitled in respect of or related to the foregoing, and (e) all proceeds of any of the foregoing.

“Additional Titled Agents” has the meaning set forth in Section 11.15.

“Additional Tranche” means an additional amount of Revolving Loan Commitments equal to $15,000,000 (it being acknowledged that multiple Additional Tranches are permitted pursuant to Section 2.1(c) in minimum amounts of $1,000,000 each, up to, in the aggregate, the amount of this Additional Tranche).

“Affiliate” means, with respect to any Person, (a) any Person that directly or indirectly controls such Person, (b) any Person which is controlled by or is under common control with such controlling Person, and (c) each of such Person’s (other than, with respect to any Lender, any Lender’s) officers or directors (or Persons functioning in substantially similar roles). As used in this definition, the term “control” of a Person means the possession, directly or indirectly, of the power to vote ten percent (10%) or more of any class of voting securities of such Person or to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Credit Agreement” that certain Credit and Security Agreement (Term Loan) (as the same may be amended, restated, supplemented or otherwise modified from time to time), among MCF, as Agent and a lender, the other lenders party thereto and Borrowers pursuant to which such Agent and lenders have extended a term credit facility to Borrowers.

“Affiliated Financing Agent” means the “Agent” under and as defined in the Affiliated Credit Agreement.

“Affiliated Financing Documents” means the “Financing Documents” as defined in the Affiliated Credit Agreement.

“Affiliated Intercreditor Agreement” means that certain Intercreditor Agreement dated as of the date hereof between Agent and the Affiliated Financing Agent, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Affiliated Obligations” means all “Obligations”, as such term is defined in the Affiliated Financing Documents.

“Agent” means MCF, in its capacity as administrative agent for itself and for Lenders hereunder, as such capacity is established in, and subject to the provisions of, Article 11, and the successors and assigns of MCF in such capacity.

“Agreed Currency” has the meaning set forth in Section 12.20.

“AML Legislation” has the meaning set forth in Section 3.12.

“Anti-Terrorism Laws” means any Laws relating to terrorism or money laundering, including, without limitation, Executive Order No. 13224 (effective September 24, 2001), the USA PATRIOT Act, the Laws comprising or implementing the Bank Secrecy Act, the Laws administered by OFAC, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Applicable Pension and Benefit Laws” has the meaning set forth in Section 3.28.

“Applicable Margin” means four and one quarter percent (4.25%).

“Asset Disposition” means any sale, lease, license, transfer, assignment or other consensual disposition by any Credit Party of any asset of such Credit Party.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto.

“Base LIBOR Rate” means, for each Interest Period, the rate per annum, determined by Agent in accordance with its customary procedures, and utilizing such electronic or other quotation sources as it considers appropriate (rounded upwards, if necessary, to the next 1/100%), to be the rate at which Dollar deposits (for delivery on the first day of such Interest Period or, if such day is not a Business Day on the preceding Business Day) in the amount of $1,000,000 are offered to major banks in the London interbank market on or about 11:00 a.m. (Eastern time) two (2) Business Days prior to the commencement of such Interest Period, for a term comparable to such Interest Period, which determination shall be conclusive in the absence of manifest error.

“Base Rate” means a per annum rate of interest equal to the rate of interest announced, from time to time, within Wells Fargo Bank, National Association (“Wells Fargo”) at its principal office in San Francisco as its “prime rate,” with the understanding that the “prime rate” is one of Wells Fargo’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Wells Fargo may designate; provided, however, that Agent may, upon prior written notice to Borrower, choose a reasonably comparable index or source to use as the basis for the Base Rate.

“Blocked Person” means any Person: (a) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) with which any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, or (e) that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list or is named as a “listed person” or “listed entity” on other lists made under any Anti-Terrorism Law.

“Books and Records Location” has the meaning set forth on Schedule 7.4.

“Borrower” and “Borrowers” has the meaning set forth in the introductory paragraph hereto.

“Borrower Representative” means Novadaq Tech, in its capacity as Borrower Representative pursuant to the provisions of Section 2.9, or any successor Borrower Representative selected by Borrowers and approved by Agent.

“Borrowing Base” means:

(a)    the product of (i) eighty-five percent (85%) multiplied by (ii) the aggregate net amount at such time of the Eligible Accounts; plus

(b)    forty percent (40%) multiplied by the value of the Eligible Inventory, valued at the lower of net realizable value or cost, and after factoring in all rebates, discounts and other incentives or rewards associated with the purchase of the applicable Inventory, provided that the amount of this clause (b) shall not exceed $3,000,000; minus

(c)    the amount of any reserves and/or adjustments provided for in this Agreement.

“Borrowing Base Certificate” means a certificate, duly executed by a Responsible Officer of Borrower Representative, appropriately completed and in a form to be agreed to between Agent and Borrower, each acting reasonably. Upon such agreement, the form of Borrowing Base Certificate will be attached to this Agreement as Exhibit C.

“Business Day” means any day except a Saturday, Sunday or other day on which either the New York Stock Exchange is closed, or on which commercial banks in Washington, DC and New York City are authorized or required by law to close.

“Canadian Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Canadian Credit Party” means Novadaq Tech and any other Credit Party, from time to time, organized under the laws of Canada or any province thereof.

“Canadian Pension Plan” means a “registered pension plan”, as that term is defined in subsection 248(1) of the Canadian Income Tax Act, which is or was sponsored, administered or contributed to, or required to be contributed to by, any Credit Party or under which any Credit Party has any actual or potential liability.

“Canadian Security Documents” means, collectively, all security agreements executed by each of the Canadian Credit Parties in favor of the Agent on behalf of the Lenders creating a first ranking security interest (subject to Permitted Liens) over all of the respective present and after-acquired property of the Canadian Credit Parties, all in a form acceptable to the Agent and may be as amended, restated, or otherwise modified from time to time.

“Cash Collateral Accounts” means, collectively, each segregate Deposit Account of a Borrower from time to time established and maintained with the issuers of letters of credit for the sole purpose of securing Borrower’s obligations under such letters of credit to the extent such obligations constitute “Permitted Contingent Obligations” for purposes of clause (h) of the definition of thereof; provided, that (a) no such Deposit Account shall hold an aggregate of cash and cash equivalents in excess of 105% of the aggregate value of the letters of credit it is securing and (b) with respect to all such Deposit Accounts, the aggregate amount deposited therein at any time does not exceed $2,000,000.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C.A. § 9601 et seq., as the same may be amended from time to time.

“Change in Control” means any of the following events: (a) any Person other than a Borrower or two or more Persons acting in concert shall have acquired beneficial ownership, directly or indirectly, of, or shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of or control over, voting stock of any Borrower (or other securities convertible into such voting stock) representing fifty percent (50)% or more of the combined voting power of all voting stock of any Borrower or (b) except to the extent expressly permitted pursuant to Section 5.6 and as Agent may otherwise consent (in its reasonable discretion), Novadaq Tech ceases to own, directly or indirectly, 100% of the capital stock of any of its Subsidiaries (or such lesser portion as may be owned by Novadaq Tech as of the date hereof). As used herein, “beneficial ownership” shall have the meaning provided in Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934.

“Chattel Paper” means “chattel paper” as defined in Article 9 of the UCC.

“Closing Date” means the date of this Agreement.

“CMS” means the federal Centers for Medicare and Medicaid Services (formerly the federal Health Care Financing Administration), and any successor Governmental Authority.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all property (other than Excluded Property), now existing or hereafter acquired, mortgaged or pledged to, or purported to be subjected to a Lien in favor of, Agent, for the benefit of Agent and Lenders, pursuant to this Agreement and the Security Documents, including, without limitation, all of the property described in Schedule 9.1 hereto.

“Commitment Annex” means Annex A to this Agreement.

“Compliance Certificate” means a certificate, duly executed by a Responsible Officer of Borrower Representative, appropriately completed and substantially in the form of Exhibit B hereto.

“Consolidated Subsidiary” means, at any date, any Subsidiary the accounts of which would be consolidated with those of the “parent” Borrower (or any other Person, as the context may require hereunder) in its consolidated financial statements if such statements were prepared as of such date.

“Contingent Obligation” means, with respect to any Person, any direct or indirect liability of such Person: (a) with respect to any Debt of another Person (a “Third Party Obligation”) if the purpose or intent of such Person incurring such liability, or the effect thereof, is to provide assurance to the obligee of such Third Party Obligation that such Third Party Obligation will be paid or discharged, or that any agreement relating thereto will be complied with, or that any holder of such Third Party Obligation will be protected, in whole or in part, against loss with respect thereto; (b) with respect to any undrawn portion of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for the reimbursement of any drawing; (c) under any Swap Contract, to the extent not yet due and payable; (d) to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement; or (e) for any obligations of another Person pursuant to any Guarantee or pursuant to any agreement to purchase, repurchase or otherwise acquire any obligation or any property constituting security therefor, to provide funds for the payment or discharge of such obligation or to preserve the solvency, financial condition or level of income of another Person. The amount of any Contingent Obligation shall be equal to the amount of the obligation so Guaranteed or otherwise supported or, if not a fixed and determinable amount, the maximum amount reasonably estimated by such Person in good faith.

“Controlled Group” means all members of any group of corporations and all members of a group of trades or businesses (whether or not incorporated) under common control which, together with any Borrower, are treated as a single employer under Section 414(b) and (c) of the Code or Section 4001(b) of ERISA (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“Correction” means repair, modification, adjustment, relabeling, destruction or inspection (including patient monitoring) of a product without its physical removal to some other location.

“Credit Exposure” means, at any time, any portion of the Revolving Loan Commitment and of any other Obligations that remains outstanding; provided, however, that no Credit Exposure shall be deemed to exist solely due to the existence of contingent indemnification liability, absent the assertion of a claim, or the known existence of a claim reasonably likely to be asserted, with respect thereto.

“Credit Party” means (a) each Borrower, (b) any Guarantor and (c) any other Person, whether now existing or hereafter acquired or formed, that becomes obligated as a borrower, guarantor, surety, indemnitor, pledgor, assignor or other obligor under any Financing Document; and “Credit Parties” means all such Persons, collectively; provided, however, that in no event shall any Excluded Foreign Subsidiary be a “Credit Party” for purposes of this Agreement or the other Financing Documents.

“DEA” means the Drug Enforcement Administration of the United States of America, any comparable state or local Governmental Authority, any comparable Governmental Authority in any non-United States jurisdiction, and any successor agency of any of the foregoing.

“Debt” of a Person means at any date, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising and paid on a timely basis, (d) all capital leases of such Person, (e) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit, banker’s acceptance or similar instrument, (f) all equity securities of such Person subject to repurchase or redemption other than at the sole option of such Person, (g) all obligations secured by a Lien on any asset of such Person, whether or not such obligation is otherwise an obligation of such Person, (h) “earnouts”, purchase price adjustments, profit sharing arrangements, deferred purchase money amounts and similar payment obligations or continuing obligations of any nature of such Person arising out of purchase and sale contracts, provided that “earnouts” and other similar payment obligations shall only constitute Debt to the extent the condition to the payment of such obligations have been met and the payment thereof is required pursuant to the terms of such contracts, (i) all Debt of others Guaranteed by such Person, (j) off-balance sheet liabilities of such Person, (k) obligations arising under non-compete agreements, and (l) obligations arising under bonus, deferred compensation, incentive compensation or similar arrangements, other than those arising in the Ordinary Course of Business. Without duplication of any of the foregoing, Debt of Borrowers shall include any and all Loans.

“Default” means any condition or event which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

“Defined Period” has the meaning set forth in Section 6.1.

“Deposit Account” means a “deposit account” (as defined in Article 9 of the UCC).

“Deposit Account Control Agreement” means an agreement, in form and substance reasonably satisfactory to Agent, among Agent, any Borrower and each financial institution in which such Borrower maintains a Deposit Account, which agreement contains such terms and conditions as Agent may require, including as to any such agreement pertaining to any Lockbox Account, providing that such financial institution shall wire, or otherwise transfer, in immediately available funds, on a daily basis to the Payment Account (or, prior to the time of the initial borrowing of the Revolving Loans, such Deposit Account of Borrower, as Agent may direct in its sole discretion) all funds received or deposited into such Lockbox or Lockbox Account.

“Distribution” means as to any Person (a) any dividend or other distribution (whether in cash, securities or other property) on any equity interest in such Person (except those payable solely in its equity interests of the same class) or (b) any payment by such Person on account of (i) the purchase, redemption, retirement, defeasance, surrender, cancellation, termination or acquisition of any equity interests in such Person or any claim respecting the purchase or sale of any equity interest in such Person, or (ii) any option, warrant or other right to acquire any equity interests in such Person.

“Dollars” or “$” means the lawful currency of the United States of America.

“Drug Application” means a new drug application, an abbreviated drug application, or a product license application for any Product, as appropriate, as those terms are defined in the FDCA.

“Eligible Account” means, subject to the criteria below, an account receivable of a Borrower, which was generated in the Ordinary Course of Business, which was generated originally in the name of a Borrower and not acquired via assignment or otherwise. The net amount of an Eligible Account at any time shall be (a) the face amount of such Eligible Account as originally billed minus all cash collections and other proceeds of such Account received from or on behalf of the Account Debtor thereunder as of such date and any and all returns, rebates, discounts (which may, at Agent’s option, be calculated on shortest terms), credits, allowances or excise taxes of any nature at any time issued, owing, claimed by Account Debtors, granted, outstanding or payable in connection with such Accounts at such time, and (b) adjusted by applying percentages (known as “liquidity factors”) by payor and/or payor class based upon the applicable Borrower’s actual recent collection history for each such payor and/or payor class in a manner consistent with Agent’s underwriting practices and procedures and determined on the basis of borrowing base audits conducted by Agent in accordance with the terms of this Agreement. Such liquidity factors may be adjusted by Agent from time to time as warranted by Agent’s underwriting practices and procedures and using Agent’s Permitted Discretion. Without limiting the generality of the foregoing, no Account shall be an Eligible Account if:

(a)    the Account remains unpaid more than one hundred and twenty (120) days past the claim or invoice date;

(b)    the Account is subject to any defense, set-off, recoupment, counterclaim, deduction, discount, credit, chargeback, freight claim, allowance, or adjustment of any kind (but only to the extent of such defense, set-off, recoupment, counterclaim, deduction, discount, credit, chargeback, freight claim, allowance, or adjustment), or the applicable Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process;

(c)    if the Account arises from the sale of goods, any part of any goods the sale of which has given rise to the Account has been returned, rejected, lost, or damaged (but only to the extent that such goods have been so returned, rejected, lost or damaged);

(d)    if the Account arises from the sale of goods, the sale was not an absolute, bona fide sale, or the sale was made on consignment or on approval or on a sale-or-return or bill-and-hold or progress billing basis, or the sale was made subject to any other repurchase or return agreement, or the goods have not been shipped to the Account Debtor or its designee or the sale was not made in compliance with applicable Laws;

(e)    if the Account arises from the performance of services, the services have not actually been performed or the services were undertaken in violation of any Law or the Account represents a progress billing for which services have not been fully and completely rendered;

(f)    the Account is subject to a Lien (other than Liens in favor of Agent, Liens in favor of the Affiliated Financing Agent, Liens that have been expressly subordinated to the Liens of Agent and Liens described in paragraphs (c), (d) and (n) of the definition of Permitted Liens to the extent such Liens arise by operation of Law), or Agent does not have a first priority, perfected Lien on such Account;

(g)    the Account is evidenced by Chattel Paper or an Instrument of any kind, or has been reduced to judgment, unless such Chattel Paper or Instrument has been delivered to Agent;

(h)    the Account Debtor is an Affiliate or Subsidiary of a Credit Party, or if the Account Debtor holds any Debt of a Credit Party;

(i)    more than fifty percent (50%) of the aggregate balance of all Accounts owing from the Account Debtor obligated on the Account are ineligible under subclause (a) above (but solely to the extent such Accounts that are ineligible under subclause (a) remain unpaid more than one hundred and fifty (150) days past the claim or invoice date), in which case all Accounts from such Account Debtor shall be ineligible;

(j)    the total unpaid Accounts of the Account Debtor obligated on the Account exceed (i) with respect to [REDACTED: The omitted text contains names of third parties], in each case, thirty-five percent (35%) of the net amount of all Eligible Accounts owing from all Account Debtors (but only the amount of the Accounts of such Account Debtor exceeding such thirty-five percent (35%) limitation shall be considered ineligible) and (ii) with respect to all other Account Debtors, twenty percent (20%) of the net amount of all Eligible Accounts owing from all Account Debtors (but only the amount of the Accounts of such Account Debtor exceeding such twenty percent (20%) limitation shall be considered ineligible);

(k)    any covenant, representation or warranty contained in the Financing Documents with respect to such Account has been breached in any material respect;

(l)    the Account is unbilled or has not been invoiced to the Account Debtor in accordance with the procedures and requirements of the applicable Account Debtor;

(m)    the Account is an obligation of an Account Debtor that is the federal, state or local government or any political subdivision thereof (which, for the avoidance of doubt, shall not include any government funded hospitals located in Canada), unless Agent has agreed to the contrary in writing and Agent has received from the Account Debtor the acknowledgement of Agent’s notice of assignment of such obligation pursuant to this Agreement;

(n)    the Account is an obligation of an Account Debtor that has suspended business, made a general assignment for the benefit of creditors, is unable to pay its debts as they become due or as to which a petition has been filed (voluntary or involuntary) under any law relating to bankruptcy, insolvency, reorganization or relief of debtors;

(o)    the Account Debtor has its principal place of business or executive office outside the United States or Canada;

(p)    the Account is payable in a currency other than United States dollars; provided that if Agent consents (in its good faith discretion) after the Closing Date, Accounts payable in Canadian dollars may become eligible on terms reasonably acceptable to Agent;

(q)    the Account Debtor is an individual;

(r)    the Borrower owning such Account has not signed and delivered to Agent notices, in the form reasonably requested by Agent, directing the Account Debtors to make payment to the applicable Lockbox Account;

(s)    the Account includes late charges or finance charges (but only such portion of the Account shall be ineligible);

(t)    the Account arises out of the sale of any Inventory upon which any other Person holds, claims or asserts a Lien (other than Liens in favor of Agent, Liens in favor of the Affiliated Financing Agent and liens that have been expressly subordinated to the Liens of Agent); or

(u)    the Account or Account Debtor fails to meet such other specifications and requirements which may from time to time be established by Agent in its Permitted Discretion and determined on the basis of borrowing base audits conducted by Agent in accordance with the terms of this Agreement.

“Eligible Inventory” means Inventory owned by a Borrower and acquired and dispensed by such Borrower in the Ordinary Course of Business. Without limiting the generality of the foregoing, no Inventory shall be Eligible Inventory if:

(a)    such Inventory is not owned by a Borrower free and clear of all Liens (other than Liens in favor of Agent, Liens in favor of the Affiliated Financing Agent, Liens that have been expressly subordinated to the Liens of Agent and Liens described in paragraphs (c), (d) and (n) of the definition of Permitted Liens to the extent such Liens arise by operation of Law) and rights of any other Person (including the rights of a purchaser that has made progress payments and the rights of a surety that has issued a bond to assure such Borrower’s performance with respect to that Inventory);

(b)    such Inventory is placed on consignment or is in transit;

(c)    such Inventory is covered by a negotiable document of title, unless such document has been delivered to Agent with all necessary endorsements, free and clear of all Liens except those in favor of Agent;

(d)    such Inventory is obsolete, unsalable, shopworn, seconds, damaged, unfit for sale, unfit for further processing, is of substandard quality or is not of good and merchantable quality, free from any defects;

(e)    such Inventory consists of marketing materials, display items or packing and shipping materials, manufacturing supplies or Work-In-Process;

(f)    such Inventory is not subject to a first priority Lien in favor of Agent;

(g)    such Inventory consists of goods that can be transported or sold only with licenses that are not readily available or of any substances defined or designated as hazardous or toxic waste, hazardous or toxic material, hazardous or toxic substance, or similar term, by any environmental law or any Governmental Authority applicable to Borrowers or their business, operations or assets;

(h)    such Inventory is not covered by casualty insurance in compliance with Section 4.4(c);

(i)    any covenant, representation or warranty contained in the Financing Documents with respect to such Inventory has been breached in any material respect;

(j)    such Inventory is located (i) outside of the continental United States or Canada or (ii) on premises where the aggregate amount of all Inventory (valued at cost) of Borrowers located thereon is less than $10,000;

(k)    such Inventory is located on premises with respect to which Agent has not received a landlord, warehouseman, bailee or mortgagee letter reasonably acceptable in form and substance to Agent;

(l)    such Inventory consists of (A) discontinued items, (B) slow-moving items held in inventory, or (C) used items held for resale;

(m)    such Inventory does not consist of finished goods;

(n)    such Inventory does not meet all material standards imposed by any Governmental Authority, including with respect to its production, acquisition or importation (as the case may be);

(o)    such Inventory has an expiration date within the next three (3) months;

(p)    such Inventory is subject to a lease by or on behalf of Borrowers;

(q)    such Inventory is subject to any licensing, patent, royalty, trademark, trade name or copyright agreement with any third parties, which agreement restricts the ability of Agent or any Lender to sell or otherwise dispose of such Inventory; or

(r)    such Inventory fails to meet such other specifications and requirements which may from time to time be established by Agent in its Permitted Discretion and determined on the basis of borrowing base audits conducted by Agent in accordance with the terms of this Agreement. Agent and Borrowers agree that Inventory shall be subject to periodic appraisals and that valuation of Inventory shall be subject to adjustment pursuant to the results of such appraisals. Notwithstanding the foregoing, the valuation of Inventory shall be subject to any legal limitations on sale and transfer of such Inventory.

“Environmental Laws” means any present and future federal, state and local laws, statutes, ordinances, rules, regulations, standards, policies and other governmental directives or requirements, pertaining to the environment, natural resources, pollution, health (including any environmental clean-up statutes and all regulations adopted by any local, state, provincial, federal or other Governmental Authority, and any statute, ordinance, code, order, decree, law, rule or regulation, all of which pertain to or impose liability or standards of conduct concerning medical waste or medical products, equipment or supplies), safety or clean-up that apply to any Borrower and relate to Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. § 11001 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), the Residential Lead-Based Paint Hazard Reduction Act (42 U.S.C. § 4851 et seq.), any analogous state, provincial or local laws, any amendments thereto, and the regulations promulgated pursuant to said laws, together with all amendments from time to time to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, and any and all rules or regulations promulgated from time to time thereunder.

“ERISA Plan” means any “employee benefit plan”, as such term is defined in Section 3(3) of ERISA (other than a Multiemployer Plan), which any Borrower maintains, sponsors or contributes to, or, in the case of an employee benefit plan which is subject to Section 412 of the Code or Title IV of ERISA, to which any Borrower or any member of the Controlled Group may have any liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five (5) years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

“Event of Default” has the meaning set forth in Section 10.1.

“Excluded Property” means any lease, license, contract, property right or agreement as to which, if and to the extent that, and only for so long as the grant of a security interest therein shall (1) constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement or render it unenforceable, (2) be prohibited by any applicable law or (3) require the consent of any third party that cannot be obtained after the use of commercially reasonable efforts to obtain such consent (in each case of clauses (1), (2) and (3), other than to the extent that any such breach, termination, default, prohibition or requirement for consent would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC of any relevant jurisdiction or any other applicable Law); provided that such security interest shall attach immediately to each portion of such lease, license, contract, property rights or agreement that does not result in any of the consequences specified above provided, further, “Excluded Property” shall not include any proceeds, products, substitutions, receivables or replacements of Excluded Property (unless such proceeds, products, substitutions, receivables or replacements would otherwise constitute Excluded Property).

“Excluded Foreign Subsidiary” means (a) Novadaq Hong Kong Limited, a company existing under the laws of Hong Kong, (b) Novadaq SAS, a company existing under the laws of France, (c) Novadaq Japan, G.K., a company existing under the laws of Japan, (d) Novadaq GmbH, a company existing under the laws of Germany, (e) Aimago S.A, a company existing under the laws of Switzerland, and(f) each other Subsidiary of Borrower not organized under the laws of the United States or Canada that Agent may agree (in its sole discretion) in writing from time to time after the Closing Date to designate as an “Excluded Foreign Subsidiary” for purposes of this Agreement; unless and until such Subsidiary has been made a Credit Party hereunder in accordance with the provisions set forth in Section 4.11.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, capital Taxes and branch profits Taxes, in each case, (i) imposed as a result of the Recipient being formed/organized under the laws of, or having its principal office or applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) U.S. federal withholding Taxes imposed on amounts payable to or for the account of a Recipient with respect to an applicable interest in the Loan pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.8 of this Agreement, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.8(c) or Section 2.8(e) of this Agreement and (d) U.S. federal withholding Taxes imposed under FATCA.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.

“FCPA” has the meaning set forth in Section 3.26.

“FDA” means the Food and Drug Administration of the United States of America, any comparable state or local Governmental Authority, any comparable Governmental Authority in any non-United States jurisdiction, and any successor agency of any of the foregoing.

“FDCA” means the Federal Food, Drug and Cosmetic Act, as amended, 21 U.S.C. Section 301 et seq., and all regulations promulgated thereunder.

“Fee Letter” means each agreement between Agent and Borrower relating to fees payable to Agent, for its own account, in connection with the execution of this Agreement.

“Financing Documents” means this Agreement, any Notes, the Security Documents, each Fee Letter, the Affiliated Intercreditor Agreement, each subordination or intercreditor agreement pursuant to which any Debt and/or any Liens securing such Debt is subordinated to all or any portion of the Obligations and all other documents, instruments and agreements related to the Obligations and heretofore executed, executed concurrently herewith or executed at any time and from time to time hereafter, as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time.

“GAAP” means generally accepted accounting principles in Canada as set forth from time to time in the opinions and pronouncements of the relevant Canadian public and private accounting boards and institutes which are applicable to the circumstances as of the date of determination consistently applied.

“General Intangible” means any “general intangible” as defined in Article 9 of the UCC.

“Good Manufacturing Practices” means current good manufacturing practices, as set forth in 21 C.F.R. Parts 210 and 211.

“Governmental Authority” means any nation or government, any state, province, local or other political subdivision thereof, and any agency, department or Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other Person owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, whether domestic or foreign.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation (whether arising by virtue of partnership arrangements, by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise), or (b) entered into for the purpose of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided, however, that the term Guarantee shall not include endorsements for collection or deposit in the Ordinary Course of Business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any Credit Party that has executed or delivered, or shall in the future execute or deliver, any Guarantee of any portion of the Obligations.

“Hazardous Materials” means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives, flammable materials; radioactive materials; polychlorinated biphenyls and compounds containing them; lead and lead-based paint; asbestos or asbestos-containing materials; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which is prohibited by any Environmental Laws; toxic mold, any substance that requires special handling; and any other material or substance now or in the future defined as a “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant” or other words of similar import within the meaning of any Environmental Law, including: (a) any “hazardous substance” defined as such in (or for purposes of) CERCLA, or any so-called “superfund” or “superlien” Law, including the judicial interpretation thereof; (b) any “pollutant or contaminant” as defined in 42 U.S.C.A. § 9601(33); (c) any material now defined as “hazardous waste” pursuant to 40 C.F.R. Part 260; (d) any petroleum or petroleum by-products, including crude oil or any fraction thereof; (e) natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel; (f) any “hazardous chemical” as defined pursuant to 29 C.F.R. Part 1910; (g) any toxic or harmful substances, wastes, materials, pollutants or contaminants (including, without limitation, asbestos, polychlorinated biphenyls, flammable explosives, radioactive materials, infectious substances, materials containing lead-based paint or raw materials which include hazardous constituents); and (h) any other toxic substance or contaminant that is subject to any Environmental Laws or other past or present requirement of any Governmental Authority.

“Hazardous Materials Contamination” means contamination (whether now existing or hereafter occurring) of the improvements, buildings, facilities, personalty, soil, groundwater, air or other elements on or of the relevant property by Hazardous Materials, or any derivatives thereof, or on or of any other property as a result of Hazardous Materials, or any derivatives thereof, generated on, emanating from or disposed of in connection with the relevant property.

“Healthcare Laws” means all applicable Laws relating to the procurement, development, provision, clinical and non-clinical evaluation or investigation, product approval, manufacture, production, analysis, distribution, importation, exportation, use, handling, quality, reimbursement, sale, labeling, advertising, promotion, or postmarket requirements of any medical device or other product (including, without limitation, any ingredient or component of the foregoing products) subject to regulation under the FDCA, Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. §263a et seq) and its implementing regulations (42 C.F.R. Part 493), and similar state or foreign laws, pharmacy laws, consumer product safety law and all Laws pursuant to which Permits are issued, in each case, as the same may be amended from time to time.

“IFRS” means the International Financial Reporting Standards, which are the standards issued by the International Accounting Standards Board together with the interpretations issued by the International Financial Reporting Interpretations Committee of the International Accounting Standards Board (as amended, supplemented or re-issued from time to time), applied on a consistent basis both as to classification of items and amounts.

“Instrument” means “instrument”, as defined in Article 9 of the UCC.

“Intellectual Property” means, with respect to any Person, (a) all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, (b) any patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, as applicable, (c) trademarks, trade names, service marks and like protections, whether registered or not, (d) rights of use of any name, (e) domain names, (f) know-how, trade secret rights, clinical and non-clinical data, rights to unpatented inventions, and (g) any claims for damage by way of any past, present, or future infringement of any of the foregoing.

“Interest Period” means any period commencing on the first day of a calendar month and ending on the last day of such calendar month.

“Inventory” means “inventory” as defined in Article 9 of the UCC.

“Investment” means, with respect to any Person, directly or indirectly, (a) to purchase or acquire any stock or stock equivalents, or any obligations or other securities of, or any interest in, any Person, including the establishment or creation of a Subsidiary, (b) to make or commit to make any acquisition (including through licensing) of (i) all or substantially all of the assets of another Person, or (ii) any business, Product, Intellectual Property, business line or product line, division or other unit operation of any Person or (c) make or purchase any advance, loan, extension of credit or capital contribution to, or any other investment in, any Person.

“Laws” means any and all federal, state, provincial, territorial, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, codes, injunctions, permits, governmental agreements and governmental restrictions, whether now or hereafter in effect, which are applicable to any Credit Party in any particular circumstance. “Laws” includes, without limitation, Healthcare Laws and Environmental Laws.

“Lender” means each of (a) MCF, in its capacity as a lender hereunder, (b) each other Person party hereto in its capacity as a lender hereunder, (c) each other Person that becomes a party hereto as Lender pursuant to Section 11.17, and (d) the respective successors of all of the foregoing, and “Lenders” means all of the foregoing.

“LIBOR Rate” means, for each Loan, a per annum rate of interest equal to the greater of (a) one half of one percent (0.50%) and (b) the rate determined by Agent (rounded upwards, if necessary, to the next 1/100th%) by dividing (i) the Base LIBOR Rate for the Interest Period, by (ii) the sum of one minus the daily average during such Interest Period of the aggregate maximum reserve requirement (expressed as a decimal) then imposed under Regulation D of the Board of Governors of the Federal Reserve System (or any successor thereto) for “Eurocurrency Liabilities” (as defined therein).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, in respect of such asset. For the purposes of this Agreement and the other Financing Documents, any Borrower or any Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Litigation” means any action, suit or proceeding before any court, mediator, arbitrator or Governmental Authority.

“Loan Account” has the meaning set forth in Section 2.6(b).

“Loan(s)” means the Revolving Loans.

“Lockbox” has the meaning set forth in Section 2.11.

“Lockbox Account” means an account or accounts maintained at the Lockbox Bank into which collections of Accounts are paid, which account or accounts shall be, if requested by Agent, opened in the name of Agent (or a nominee of Agent).

“Lockbox Bank” has the meaning set forth in Section 2.11.

“Manufacturing Location” has the meaning set forth on Schedule 7.4.

“Market Withdrawal” means a Person’s Removal or Correction of a distributed product which involves a minor violation that would not be subject to legal action by the FDA or which involves no violation, e.g., normal stock rotation practices, routine equipment adjustments and repairs, etc.

“Material Adverse Effect” means with respect to any event, act, condition or occurrence of whatever nature (including any adverse determination in any litigation, arbitration, or governmental investigation or proceeding), whether singly or in conjunction with any other event or events, act or acts, condition or conditions, occurrence or occurrences, whether or not related, a material adverse change in, or a material adverse effect upon, any of (a) the condition (financial or otherwise), operations, business or properties of the Credit Parties (taken as a whole), (b) the rights and remedies of Agent or Lenders under any Financing Document, (c) the ability of the Credit Parties, taken as a whole, to perform any of their material obligations under any Financing Document to which they are parties, (d) the legality, validity or enforceability of any Financing Document, (e) the existence, perfection or priority of any security interest granted in any Financing Document with respect to any material portion of the Collateral or (f) a material impairment of the prospect of repayment of any material portion of the Obligations by the Borrowers (taken as a whole).

“Material Contracts” means (a) the Operative Documents, (b) the agreements listed on Schedule 3.17, (c) contracts that provide for revenue, on an individual basis, in excess of $1,000,000 per annum, and (d) any agreement or contract to which such Credit Party or its Subsidiaries is a party the termination of which could reasonably be expected to result in a Material Adverse Effect.

“Material Intangible Assets” means all of (i) Borrower’s Intellectual Property and (ii) license or sublicense agreements or other agreements with respect to rights in Intellectual Property to which a Borrower is a party, in each case that are material to the condition (financial or other), business or operations of the Credit Parties (taken as a whole).

“Maturity Date” means January 1, 2022.

“Maximum Lawful Rate” has the meaning set forth in Section 2.7.

“MCF” means MidCap Financial Trust, a Delaware statutory trust, and its successors and assigns.

“Medicaid” means the medical assistance programs administered by state agencies and approved by CMS pursuant to the terms of Title XIX of the Social Security Act, codified at 42 U.S.C. 1396 et seq.

“Medicare” means the program of health benefits for the aged and disabled administered by CMS pursuant to the terms of Title XVIII of the Social Security Act, codified at 42 U.S.C. 1395 et seq.

“Minimum Balance” means, at any time, an amount that equals the product of: (a) the average Borrowing Base (or, if less on any given day, the Revolving Loan Commitment) during the immediately preceding month multiplied by (b) the Minimum Balance Percentage for such month.

“Minimum Balance Fee” means a fee equal to (a) the positive difference, if any, remaining after subtracting (i) the average end-of-day principal balance of Revolving Loans outstanding during the immediately preceding month (without giving effect to the clearance day calculations referenced above or in Section 2.2(a)) from (ii) the Minimum Balance multiplied by (b) the highest interest rate applicable to the Revolving Loans during such month (or, during the existence of an Event of Default, the default rate of interest set forth in Section 10.5(a)).

“Minimum Balance Percentage” means thirty percent (30%).

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA to which any Borrower or any other member of the Controlled Group is making or accruing an obligation to make contributions or has within the preceding five plan years (as determined on the applicable date of determination) made contributions.

“Net Revenue” has the meaning set forth in Section 6.1.

“Notes” has the meaning set forth in Section 2.3.

“Notice of Borrowing” means a notice of a Responsible Officer of Borrower Representative, appropriately completed and substantially in the form of Exhibit D hereto.

“Novadaq Corp” has the meaning set forth in the introductory paragraph hereto.

“Novadaq Tech” has the meaning set forth in the introductory paragraph hereto.

“Obligations” means all obligations, liabilities and indebtedness (monetary (including, without limitation, the payment of interest and other amounts arising after the commencement of any case with respect to any Credit Party under the Bankruptcy Code or any similar statute which would accrue and become due but for the commencement of such case, whether or not such amounts are allowed or allowable in whole or in part in such case) or otherwise) of each Credit Party under this Agreement or any other Financing Document, in each case howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due.

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control.

“OFAC Lists” means, collectively, the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) and/or any other list of terrorists or other restricted Persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders.

“Operative Documents” means the Financing Documents and the Subordinated Debt Documents.

“Ordinary Course of Business” means, in respect of any transaction involving any Credit Party, the ordinary course of business of such Credit Party and undertaken in good faith and in consideration of strategic growth and development of such Credit Party and not for the purpose of evading any term, provision or restriction of this Agreement, the other Financing Documents or any Material Contract.

“Organizational Documents” means, with respect to any Person other than a natural person, the documents by which such Person was organized (such as a certificate of incorporation, articles of incorporation, articles of association, articles of amalgamation, articles of amendment, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of such Person (such as by-laws, a partnership agreement or an operating agreement, joint venture agreement, limited liability company agreement or members agreement), including any and all shareholder agreements or voting agreements relating to the capital stock or other equity interests of such Person.

“Other Connection Taxes” means Taxes imposed as a result of a present or former connection between the Agent or the Lender and the jurisdiction imposing such Tax (other than connections arising from the Agent or such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Financing Document, or sold or assigned an interest in any Loan or Financing Document).

“Other Currency” has the meaning set forth in Section 12.20.

“Participant Register” has the meaning set forth in Section 11.17(a)(iii).

“Payment Account” means the account specified on the signature pages hereof into which all payments by or on behalf of each Borrower to Agent under the Financing Documents shall be made, or such other account as Agent shall from time to time specify by notice to Borrower Representative.

“PBGC” means the Pension Benefit Guaranty Corporation and any Person succeeding to any or all of its functions under ERISA.

“Pension Plan” means (a) any ERISA Plan that is subject to Section 412 of the Code or Title IV of ERISA and (b) any Canadian Pension Plan.

“Perfection Certificate” means the Perfection Certificate delivered to Agent as of the Closing Date.

“Permit” means all licenses, certificates, accreditations, product clearances or approvals, provider numbers or provider authorizations, supplier numbers, marketing authorizations, drug or device authorizations and approvals, other authorizations, franchises, qualifications, accreditations, registrations, permits, consents and approvals of a Credit Party issued or required under Laws applicable to the business of Borrowers or any of their Subsidiaries or necessary in the manufacturing, importing, exporting, possession, ownership, warehousing, marketing, promoting, sale, labeling, furnishing, distribution or delivery of goods or services under Laws applicable to the business of Borrower or any of its Subsidiaries. Without limiting the generality of the foregoing, “Permit” includes any Regulatory Required Permit.

“Permitted Asset Dispositions” means the following Asset Dispositions, provided, however, that at the time of such Asset Disposition, no Default or Event of Default exists or would result from such Asset Disposition: (a) dispositions of Inventory in the Ordinary Course of Business and not pursuant to any bulk sale, (b) dispositions of furniture, fixtures and equipment in the Ordinary Course of Business that the applicable Borrower or Subsidiary determines in good faith is no longer used or useful in the business of such Borrower and its Subsidiaries, (c) dispositions consisting of, or entry into, Permitted Licenses, (d) the abandonment in the Ordinary Course of Business of Intellectual Property (other than Material Intangible Assets) that is no longer used or useful to Borrowers or their Subsidiaries, (e) dispositions of Accounts (other than Eligible Accounts included in the Borrowing Base) to a third party in connection with the compromise, settlement or collection thereof in the Ordinary Course of Business exclusive of factoring and similar arrangements and, in each case, in accordance with Section 9.2(f) (as applicable), (f) the termination of Swap Contracts in the Ordinary Course of Business, (g) disposition of assets (other than Material Intangible Assets) so long as (i) the assets subject to such Asset Dispositions are sold for fair value, as determined by the Borrower in good faith, (ii) at least 75% of the consideration therefor is cash or cash equivalents and (iii) the aggregate amount of such Asset Dispositions in any 12 month period does not exceed $2,000,000; provided that, with respect to any such Asset Disposition under this clause (g) involving Collateral that is included in the Borrowing Base, Borrower shall have provided Agent with a Borrowing Base Certificate at least five (5) Business Days prior to such Asset Disposition evidencing to Agent’s reasonable satisfaction that the Revolving Loan Outstandings shall not exceed the Revolving Loan Limit after giving effect to such disposition, and (h) dispositions approved by Agent.

“Permitted Contest” means, with respect to any tax obligation or other obligation allegedly or potentially owing from any Borrower or its Subsidiary to any governmental tax authority or other third party, a contest maintained in good faith by appropriate proceedings promptly instituted and diligently conducted and with respect to which such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP or IFRS, as applicable, shall have been made on the books and records and financial statements of the applicable Credit Party(ies); provided, however, that (a) compliance with the obligation that is the subject of such contest is effectively stayed during such challenge; (b) Borrowers’ and its Subsidiaries’ title to, and its right to use, the Collateral is not adversely affected thereby and Agent’s Lien and priority on the Collateral are not adversely affected, altered or impaired thereby; (c) the Collateral or any part thereof or any interest therein shall not be in any material danger of being sold, forfeited or lost by reason of such contest by Borrowers or its Subsidiaries; (d) Borrowers have given Agent notice of the commencement of such contest and upon request by Agent, from time to time, notice of the status of such contest by Borrowers and/or confirmation of the continuing satisfaction of this definition; and (e) upon a final determination of such contest, Borrowers and its Subsidiaries shall promptly comply with the requirements thereof.

“Permitted Contingent Obligations” means

(a)	Contingent Obligations arising in respect of the Debt under the Financing Documents;

(b)	Contingent Obligations resulting from endorsements for collection or deposit in the Ordinary Course of Business;

(c)	Contingent Obligations outstanding on the date of this Agreement and set forth on Schedule 5.1 (but not including any refinancings, extensions, increases or amendments to the indebtedness underlying such Contingent Obligations other than extensions of the maturity thereof without any other change in terms);

(d)	Contingent Obligations incurred in the Ordinary Course of Business with respect to surety and appeal bonds, performance bonds and other similar obligations not to exceed $25,000 in the aggregate at any time outstanding;

(e)	Contingent Obligations arising under indemnity agreements with title insurers to cause such title insurers to issue to Agent mortgagee title insurance policies;

(f)	Contingent Obligations arising with respect to customary indemnification obligations in favor of purchasers in connection with dispositions of personal property assets permitted under Section 5.6;

(g)	so long as there exists no Event of Default both immediately before and immediately after giving effect to any such transaction, Contingent Obligations existing or arising under any Swap Contract, provided, however, that such obligations are (or were) entered into by Borrower or an Affiliate in the Ordinary Course of Business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person and not for purposes of speculation;

(h)	Contingent Obligations arising in connection with letters of credit, performance guaranties, performance bonds or similar obligations issued on behalf of a Credit Party in an aggregate amount not to exceed $2,000,000 at any one time outstanding and secured solely by Liens permitted pursuant to clause (j) of the definition of Permitted Liens; and

(i)	other Contingent Obligations not permitted by clauses (a) through (h) above, not to exceed $1,000,000 in the aggregate at any time outstanding.

“Permitted Debt” means:

(a)	Borrowers’ and their Subsidiaries’ Debt to Agent and each Lender under this Agreement and the other Financing Documents;

(b)	Debt incurred as a result of endorsing negotiable instruments received in the Ordinary Course of Business;

(c)	purchase money Debt and capital leases not to exceed $500,000 at any time (whether in the form of a loan or a lease) used solely to acquire equipment used in the Ordinary Course of Business and secured only by such equipment;

(d)	Debt existing on the date of this Agreement and described on Schedule 5.1 (but not including any refinancings, extensions, increases or amendments to such Debt other than extensions of the maturity thereof without any other change in terms);

(e)	so long as there exists no Event of Default both immediately before and immediately after giving effect to any such transaction, Debt existing or arising under any Swap Contract, provided, however, that such obligations are (or were) entered into by Borrower or an Affiliate in the Ordinary Course of Business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person and not for purposes of speculation;

(f)	Debt in the form of insurance premiums financed through the applicable insurance company;

(g)	trade accounts payable arising and paid on a timely basis or which are subject to a Permitted Contest;

(h)	Debt consisting of unsecured intercompany loans and advances incurred by (1) any Borrower owing to any Borrower, (2) any Borrower or any Guarantor owing to any Guarantor, or (3) any Excluded Foreign Subsidiary owing to any Borrower so long as such Debt constitutes a Permitted Investment of the applicable Borrower pursuant to clause (i) of the definition of Permitted Investments;

(i)	Debt of the Credit Parties incurred under the Affiliated Financing Documents;

(j)	Subordinated Debt;

(k)	Debt with Royal Bank of Canada incurred in respect of credit cards, credit card processing services, debit cards, stored value cards, purchase cards (including so-called “procurement cards” or “P-cards”) or other similar cash management services, in an amount not to exceed $100,000; and

(l)	other unsecured Debt not to exceed $1,000,000 in the aggregate at any time outstanding.

“Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

“Permitted Distributions” means the following Distributions: (a) dividends by any Subsidiary of any Borrower to such parent Borrower; (b) dividends payable solely in common stock; and (c) repurchases of stock of former employees, directors or consultants pursuant to stock purchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase, provided, however, that such repurchase does not exceed $50,000 in the aggregate per fiscal year.

“Permitted Investments” means:

(a)	Investments shown on Schedule 5.7 and existing on the Closing Date;

(b)	cash and cash equivalents;

(c)	Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the Ordinary Course of Business;

(d)	Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the Ordinary Course of Business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of Borrowers or their Subsidiaries pursuant to employee stock purchase plans or agreements approved by Borrowers’ Board of Directors (or other governing body), but the aggregate of all such loans under subclause (ii) outstanding may not exceed $50,000 at any time;

(e)	Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the Ordinary Course of Business;

(f)	Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the Ordinary Course of Business, provided, however, that this subpart (f) shall not apply to Investments of Borrowers in any Subsidiary;

(g)	Investments consisting of deposit accounts in which Agent has received a Deposit Account Control Agreement;

(h)	Investments by any Borrower in (1) any other Borrower, or (2) any Subsidiary now owned or hereafter created by such Borrower, which Subsidiary is a Borrower or has provided a Guarantee of the Obligations of the Borrowers which Guarantee is secured by a Lien granted by such Subsidiary to Agent in all or substantially all of its property of the type described in Schedule 9.1 hereto and otherwise made in compliance with Section 4.11(d);

(i)	Investments of cash and cash equivalents in an Excluded Foreign Subsidiary but solely to the extent that the aggregate amount of such Investments with respect to all Excluded Foreign Subsidiaries does not, at any time, exceed [REDACTED: The omitted text sets forth a numerical value] in the aggregate in any twelve (12) month period; provided that in no event shall the aggregate amount of Investments made in any Excluded Foreign Subsidiary exceed the amount reasonably necessary to fund (i) the current operating of such Excluded Foreign Subsidiary or (ii) the projected operating expenses of such Excluded Foreign Subsidiary during the next 12 months as set forth the projections delivered to Agent in accordance with Section 4.1(g) (in each case of clauses (i) and (ii), taking into account their revenue from other sources);

(j)	Investments by an Excluded Foreign Subsidiary in any other Excluded Foreign Subsidiary;

(k)	Investments consisting of extensions of credit in the nature of Accounts or notes receivable arising from the grant of trade credit in the Ordinary Course of Business;

(l)	Investments of cash and cash equivalents by Borrowers in an aggregate amount not to exceed $5,000,000 during the term of this Agreement to acquire Intellectual Property to be owned by Borrowers in the Ordinary Course of Business; provided that no such acquisitions shall be made if an Event of Default has occurred and is continuing;

(m)	Investments of cash and cash equivalents in aggregate amount not to exceed $800,000 in respect of the acquisition described in paragraph 4 of Schedule 5.7 on the Closing Date; provided that no such acquisitions shall be made if an Event of Default has occurred and is continuing; and

(n)	other Investments of cash and cash equivalents in an amount not exceeding $2,000,000 in the aggregate.

“Permitted License” means (a) any non-exclusive license of Intellectual Property rights of Borrower or its Subsidiaries so long as all such Permitted Licenses are granted to third parties in the Ordinary Course of Business, do not result in a legal transfer of title to the licensed property, and have been granted on arms’ length terms in exchange for fair consideration, (b) any exclusive license of Intellectual Property Rights of Borrower or its Subsidiaries so long as such Permitted Licenses are granted to third parties, do not result in a legal transfer of title to the licensed property, are exclusive solely as to discrete geographical areas outside of the United States and Canada, and have been granted on arms’ length terms in exchange for fair consideration, (c) any license or sublicense of Intellectual Property rights (including licenses or sublicenses thereto) of a Borrower to another Borrower or of a Guarantor to any Borrower, and (d) any exclusive worldwide license or sublicense of Intellectual Property rights of Borrower or its Subsidiaries used solely in connection with the Products described on Schedule 1.1; provided that such Permitted Licenses (i) do not result in a legal transfer of title to the licensed property, (ii) have been granted on arms’ length terms in exchange for fair consideration, and (iii) have been approved by Borrower’s board of directors in their reasonable business discretion.

“Permitted Liens” means:

(a)	deposits or pledges of cash arising in the Ordinary Course of Business to secure obligations under workmen’s compensation claims, unemployment insurance and other social security legislation or similar laws (but excluding Liens arising under ERISA or, with respect to any Pension Plan or Multiemployer Plan, the Code) pertaining to a Borrower’s or its Subsidiary’s employees, if any;

(b)	deposits or pledges of cash to secure bids, tenders, contracts (other than contracts for the payment of money or the deferred purchase price of property or services), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the Ordinary Course of Business;

(c)	carrier’s, warehousemen’s, contractors, subcontractors, mechanic’s, workmen’s, materialmen’s or other like Liens on Collateral arising in the Ordinary Course of Business with respect to obligations which are not due, or which are being contested pursuant to a Permitted Contest;

(d)	Liens for taxes, assessments or other governmental charges not at the time delinquent or thereafter payable without penalty or the subject of a Permitted Contest;

(e)	attachments, appeal bonds, judgments and other similar Liens on Collateral for sums not exceeding $100,000 in the aggregate arising in connection with court proceedings; provided, however, that the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are the subject of a Permitted Contest;

(f)	with respect to real estate, easements, rights of way, restrictions, minor defects or irregularities of title, none of which, individually or in the aggregate, materially interfere with the benefits of the security intended to be provided by the Security Documents, materially affect the value or marketability of the Collateral, impair the use or operation of the Collateral for the use currently being made thereof or impair Borrowers’ ability to pay the Obligations in a timely manner or impair the use of the Collateral or the ordinary conduct of the business of any Borrower or any Subsidiary and which, in the case of any real estate that is part of the Collateral, are set forth as exceptions to or subordinate matters in the title insurance policy accepted by Agent insuring the lien of the Security Documents;

(g)	Liens and encumbrances in favor of Agent under the Financing Documents;

(h)	Liens, other than on Collateral that is part of the Borrowing Base, existing on the date hereof and set forth on Schedule 5.2;

(i)	any Lien on any equipment securing Debt permitted under subpart (c) of the definition of Permitted Debt, provided, however, that such Lien attaches concurrently with or within twenty (20) days after the acquisition thereof;

(j)	Liens in favor of the issuer of any issuers of letters of credit, performance guaranties, performance bonds or similar obligations solely on the applicable Cash Collateral Account to the extent securing obligations of Borrowers permitted pursuant to clause (h) of the definition of Permitted Contingent Obligations;

(k)	Liens and encumbrances in favor of the holders of the Affiliated Financing Documents;

(l)	the interests of lessors or sublessors under operating leases to the extent such lease or sublease is otherwise permitted under this Agreement;

(m)	without limiting clause (b) of the definition of Eligible Inventory, Liens arising out of consignment for the sale of goods entered into by any Borrower or any of its Subsidiaries in the Ordinary Course of Business;

(n)	Liens arising in the Ordinary Course of Business under Canadian law in connection with workers’ compensation claims, unemployment insurance, employee source deductions, wages, vacation pay, statutory pension plans and social security benefits or similar laws (but excluding Liens arising under ERISA or, with respect to any Pension Plan or Multiemployer Plan, the Code) pertaining to a Borrower’s or its Subsidiary’s employees, if any, with respect to obligations which are not due, or which are being contested pursuant to a Permitted Contest; and

(o)	other Liens in an amount not exceeding $100,000 in the aggregate.

“Permitted Modifications” means (a) such amendments or other modifications to a Borrower’s or Subsidiary’s Organizational Documents as are required under this Agreement or by applicable Law and fully disclosed to Agent within thirty (30) days after such amendments or modifications have become effective, and (b) such amendments or modifications to a Borrower’s or Subsidiary’s Organizational Documents (other than those involving a change in the name of a Borrower or Subsidiary or involving a reorganization of a Borrower or Subsidiary under the laws of a different jurisdiction) that would not adversely affect the rights and interests of Agent or Lenders and fully disclosed to Agent within thirty (30) days after such amendments or modifications have become effective.

“Person” means any natural person, corporation, limited liability company, professional association, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, and any Governmental Authority.

“Personal Property Security Act” or “PPSA” means the Ontario Personal Property Security Act, as amended from time to time.

“Process Agent” has the meaning set forth in Section 12.19.

“Products” means any products manufactured, sold, developed, tested or marketed by any Borrower or any of its Subsidiaries, including without limitation, those products set forth on Schedule 8.2(a) (as updated from time to time in accordance with Section 4.15); provided, that, for the avoidance of doubt, any new Product not disclosed on Schedule 8.2(a) shall still constitute a “Product” as herein defined.

“Pro Rata Share” means (a) with respect to a Lender’s obligation to make Revolving Loans, the Revolving Loan Commitment Percentage of such Lender, (b) with respect to a Lender’s right to receive payments of principal and interest with respect to Revolving Loans, such Lender’s Revolving Loan Exposure with respect thereto; and (c) for all other purposes (including, without limitation, the indemnification obligations arising under Section 11.6) with respect to any Lender, the percentage obtained by dividing (i) the Revolving Loan Commitment Amount of such Lender (or, in the event the Revolving Loan Commitment shall have been terminated, such Lender’s then existing Revolving Loan Outstandings), by (ii) the sum of the Revolving Loan Commitment (or, in the event the Revolving Loan Commitment shall have been terminated, the then existing Revolving Loan Outstandings) of all Lenders.

“Recall” means a Person’s Removal or Correction of a marketed product that the FDA considers to be in violation of the laws it administers and against which the FDA would initiate legal action, e.g., seizure.

“Recipient” means the Agent, any Lender or any other recipient of a payment to be made by a Credit Party under a Financing Document or on account of an Obligation.

“Registered Intellectual Property” means any patent, registered trademark or servicemark, registered copyright, or any pending application for any of the foregoing.

“Regulatory Reporting Event” has the meaning set forth in Section 4.17.

“Regulatory Required Permit” means any and all licenses, approvals and permits issued by the FDA, DEA or any other applicable Governmental Authority, including without limitation Drug Applications, necessary for the testing, manufacture, marketing or sale of any Product by any applicable Borrower(s) and its Subsidiaries as such activities are being conducted by such Borrower and its Subsidiaries with respect to such Product at such time and any drug listings and drug establishment registrations under 21 U.S.C. Section 510, registrations issued by DEA under 21 U.S.C. Section 823 (if applicable to any Product) and establishment registrations under 21 U.S.C. § 360, and those issued by State governments for the conduct of Borrower’s or any Subsidiary’s business.

“Required Lenders” means at any time Lenders holding (a) sixty percent (60%) or more of the sum of the Revolving Loan Commitment (taken as a whole), or (b) if the Revolving Loan Commitment has been terminated, sixty percent (60%) or more of the then aggregate outstanding principal balance of the Loans.

“Responsible Officer” means any of the Chief Executive Officer, Chief Financial Officer or any other officer of the applicable Borrower reasonably acceptable to Agent.

“Revolving Lender” means each Lender having a Revolving Loan Commitment Amount in excess of $0 (or, in the event the Revolving Loan Commitment shall have been terminated at any time, each Lender at such time having Revolving Loan Outstandings in excess of $0).

“Revolving Loan Commitment” means, as of any date of determination, the aggregate Revolving Loan Commitment Amounts of all Lenders as of such date.

“Revolving Loan Commitment Amount” means, as to any Lender, the dollar amount set forth opposite such Lender’s name on the Commitment Annex under the column “Revolving Loan Commitment Amount” (if such Lender’s name is not so set forth thereon, then the dollar amount on the Commitment Annex for the Revolving Loan Commitment Amount for such Lender shall be deemed to be $0), as such amount may be adjusted from time to time by (a) any amounts assigned (with respect to such Lender’s portion of Revolving Loans outstanding and its commitment to make Revolving Loans) pursuant to the terms of any and all effective assignment agreements to which such Lender is a party, and (b) any Additional Tranche(s) activated by Borrowers. For the avoidance of doubt, the aggregate Revolving Loan Commitment Amount of all Lenders on the Closing Date shall be $30,000,000, and if the Additional Tranche is fully activated by Borrowers pursuant to the terms of the Agreement such amount shall increase to $45,000,000.

“Revolving Loan Commitment Percentage” means, as to any Lender, (a) on the Closing Date, the percentage set forth opposite such Lender’s name on the Commitment Annex under the column “Revolving Loan Commitment Percentage” (if such Lender’s name is not so set forth thereon, then, on the Closing Date, such percentage for such Lender shall be deemed to be zero), and (b) on any date following the Closing Date, the percentage equal to the Revolving Loan Commitment Amount of such Lender on such date divided by the Revolving Loan Commitment on such date.

“Revolving Loan Exposure” means, with respect to any Lender on any date of determination, the percentage equal to the amount of such Lender’s Revolving Loan Outstandings on such date divided by the aggregate Revolving Loan Outstandings of all Lenders on such date.

“Revolving Loan Limit” means, at any time, the lesser of (a) the Revolving Loan Commitment and (b) the Borrowing Base.

“Revolving Loan Outstandings” means, at any time of calculation, (a) the then existing aggregate outstanding principal amount of Revolving Loans, and (b) when used with reference to any single Lender, the then existing outstanding principal amount of Revolving Loans advanced by such Lender.

“Revolving Loans” has the meaning set forth in Section 2.1(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Account” means a “securities account” (as defined in Article 9 of the UCC), an investment account, or other account in which investment property or securities are held or invested for credit to or for the benefit of any Borrower.

“Securities Account Control Agreement” means an agreement, in form and substance reasonably satisfactory to Agent, among Agent, any applicable Borrower and each securities intermediary in which such Borrower maintains a Securities Account pursuant to which Agent shall obtain “control” (as defined in Article 9 of the UCC) over such Securities Account.

“Security Document” means this Agreement, the US Pledge Agreement, the Canadian Security Documents and any other agreement, document or instrument executed concurrently herewith or at any time hereafter pursuant to which one or more Credit Parties or any other Person either (a) Guarantees payment or performance of all or any portion of the Obligations, and/or (b) provides, as security for all or any portion of the Obligations, a Lien on any of its assets in favor of Agent for its own benefit and the benefit of the Lenders, as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time.

“Solvent” means, with respect to any Person, that such Person (a) owns and will own assets the fair saleable value of which are (i) greater than the total amount of its debts and liabilities (including subordinated and Contingent Obligations), and (ii) greater than the amount that will be required to pay the probable liabilities of its then existing debts as they become absolute and matured considering all financing alternatives and potential asset sales reasonably available to it; (b) has capital that is not unreasonably small in relation to its business as presently conducted or after giving effect to any contemplated transaction, in each case of clauses (a) and (b) to the extent applicable, as calculated in accordance with applicable bankruptcy laws; and (c) does not intend to incur and does not believe that it will incur debts beyond its ability to pay such debts as they become due.

“Stated Rate” has the meaning set forth in Section 2.7.

“Subordinated Debt” means any Debt of Borrowers incurred pursuant to the terms of the Subordinated Debt Documents and with the prior written consent of Agent, all of which documents must be in form and substance acceptable to Agent in its reasonable discretion. As of the Closing Date, there is no Subordinated Debt.

“Subordinated Debt Documents” means any documents evidencing and/or securing Debt governed by a Subordination Agreement, all of which documents must be in form and substance acceptable to Agent in its reasonable discretion. As of the Closing Date, there are no Subordinated Debt Documents.

“Subordination Agreement” means any agreement between Agent and another creditor of Borrowers, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof, pursuant to which the Debt owing from any Borrower(s) and/or the Liens securing such Debt granted by any Borrower(s) to such creditor are subordinated in any way to the Obligations and the Liens created under the Security Documents, the terms and provisions of such Subordination Agreements to have been agreed to by and be acceptable to Agent in the exercise of its reasonable discretion.

“Subsidiary” means, with respect to any Person, (a) any corporation of which an aggregate of more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, capital stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of more than fifty percent (50%) of such capital stock whether by proxy, agreement, operation of law or otherwise, and (b) any partnership or limited liability company in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) or of which any such Person is a general partner or may exercise the powers of a general partner. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of a Borrower.

“Swap Contract” means any “swap agreement”, as defined in Section 101 of the Bankruptcy Code, that is obtained by Borrower to provide protection against fluctuations in interest or currency exchange rates, but only if Agent provides its prior written consent to the entry into such “swap agreement”.

“Taxes” has the meaning set forth in Section 2.8.

“Termination Date” means the earliest to occur of (a) the Maturity Date, (b) any date on which Agent accelerates the maturity of the Loans pursuant to Section 10.2, or (c) the termination date stated in any notice of termination of this Agreement provided by Borrowers in accordance with Section 2.12.

“Third Party Payor” means Medicare, Medicaid, TRICARE, and other state or federal health care program, Blue Cross and/or Blue Shield, private insurers, managed care plans and any other Person or entity which presently or in the future maintains Third Party Payor Programs.

“Third Party Payor Programs” means all payment and reimbursement programs, sponsored by a Third Party Payor, in which a Borrower participates.

“TRICARE” means the program administered pursuant to 10 U.S.C. Section 1071 et. seq, Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes.

“UCC” means the Uniform Commercial Code of the State of New York or of any other state the laws of which are required to be applied in connection with the perfection of security interests in any Collateral.

“United States” means the United States of America.

“US Pledge Agreement” means that certain Pledge Agreement executed by Novadaq Tech in favor of Agent, for the benefit of Lenders, on the Closing Date, as amended, restated, or otherwise modified from time to time.

“Work-In-Process” means Inventory that is not a product that is finished and approved by a Borrower in accordance with applicable Laws and such Borrower’s normal business practices for release and delivery to customers.

Section 1.2    Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder (including, without limitation, determinations made pursuant to the exhibits hereto) shall be made, and all financial statements required to be delivered hereunder shall be prepared on a consolidated basis in accordance with GAAP or IFRS, as applicable, applied on a basis consistent with the most recent audited consolidated financial statements of each Borrower and its Consolidated Subsidiaries delivered to Agent and each of the Lenders on or prior to the Closing Date. If at any time any change in GAAP or IFRS, as applicable, would affect the computation of any financial ratio or financial requirement set forth in any Financing Document, and either Borrowers or the Required Lenders shall so request, Agent, the Lenders and Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP or IFRS, as applicable (subject to the approval of the Required Lenders); provided, however, that until so amended, (a) such ratio or requirement shall continue to be computed in accordance with GAAP or IFRS, as applicable, prior to such change therein and (b) Borrowers shall provide to Agent and the Lenders financial statements and other documents required under this Agreement which include a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP or IFRS, as applicable. Any obligations of a Person under a lease (whether existing now or entered into in the future) that is not (or would not be) a capital lease obligation under IFRS as in effect prior to giving effect to IFRS 16, Leases, shall not be treated as a capital lease obligation solely as a result of the adoption of changes in GAAP. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard or IFRS standard having a similar result or effect) to value any Debt or other liabilities of any Credit Party or any Subsidiary of any Credit Party at “fair value”, as defined therein.

Section 1.3    Other Definitional and Interpretive Provisions. References in this Agreement to “Articles”, “Sections”, “Annexes”, “Exhibits”, or “Schedules” shall be to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement unless otherwise specifically provided. Any term defined herein may be used in the singular or plural. “Include”, “includes” and “including” shall be deemed to be followed by “without limitation”. Except as otherwise specified or limited herein, references to any Person include the successors and assigns of such Person. References “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively. Unless otherwise specified herein, the settlement of all payments and fundings hereunder between or among the parties hereto shall be made in lawful money of the United States and in immediately available funds. References to any statute or act shall include all related current regulations and all amendments and any successor statutes, acts and regulations. All amounts used for purposes of financial calculations required to be made herein shall be without duplication. References to any statute or act, without additional reference, shall be deemed to refer to federal statutes and acts of the United States. References to any agreement, instrument or document shall include all schedules, exhibits, annexes and other attachments thereto. As used in this Agreement, the meaning of the term “material” or the phrase “in all material respects” is intended to refer to an act, omission, violation or condition which reflects or could reasonably be expected to result in a Material Adverse Effect. References to capitalized terms that are not defined herein, but are defined in the UCC, shall have the meanings given them in the UCC. All references herein to times of day shall be references to daylight or standard time, as applicable.

Section 1.4    Time is of the Essence. Time is of the essence in Borrower’s and each other Credit Party’s performance under this Agreement and all other Financing Documents.

ARTICLE 2 - LOANS

Section 2.1    Loans.

(a)    Reserved.

(b)    Revolving Loans.

(i)    Revolving Loans and Borrowings. On the terms and subject to the conditions set forth herein, each Lender severally agrees to make loans to Borrowers from time to time as set forth herein (each a “Revolving Loan”, and collectively, “Revolving Loans”) equal to such Lender’s Revolving Loan Commitment Percentage of Revolving Loans requested by Borrowers hereunder, provided, however, that after giving effect thereto, the Revolving Loan Outstandings shall not exceed the Revolving Loan Limit. Borrowers shall deliver to Agent a Notice of Borrowing with respect to each proposed borrowing of a Revolving Loan, such Notice of Borrowing to be delivered before 1:00 p.m. (Eastern time) two (2) Business Days prior to the date of such proposed borrowing. Each Borrower and each Revolving Lender hereby authorizes Agent to make Revolving Loans on behalf of Revolving Lenders, at any time in its Permitted Discretion, to pay principal owing in respect of the Loans and interest, fees, expenses and other charges payable by any Credit Party from time to time arising under this Agreement or any other Financing Document. The Borrowing Base shall be determined by Agent based on the most recent Borrowing Base Certificate delivered to Agent in accordance with this Agreement and such other information as may be available to Agent. Without limiting any other rights and remedies of Agent hereunder or under the other Financing Documents, the Revolving Loans shall be subject to Agent’s continuing right to withhold from the Borrowing Base reserves, and to increase and decrease such reserves from time to time, if and to the extent that in Agent’s Permitted Discretion, such reserves are necessary.

(ii)    Mandatory Revolving Loan Repayments and Prepayments.

(A)    The Revolving Loan Commitment shall terminate on the Termination Date. On such Termination Date, there shall become due, and Borrowers shall pay, the entire outstanding principal amount of each Revolving Loan, together with accrued and unpaid Obligations pertaining thereto incurred to, but excluding the Termination Date; provided, however, that such payment is made not later than 12:00 Noon (Eastern time) on the Termination Date.

(B)    If at any time the Revolving Loan Outstandings exceed the Revolving Loan Limit, then, on the next succeeding Business Day, Borrowers shall repay the Revolving Loans, in an aggregate amount equal to such excess.

(C)    Principal payable on account of Revolving Loans shall be payable by Borrowers to Agent (I) immediately upon the receipt by any Borrower or Agent of any payments on or proceeds from any of the Accounts, to the extent of such payments or proceeds, as further described in Section 2.11 below, and (II) in full on the Termination Date.

(iii)    Optional Prepayments. Borrowers may from time to time prepay the Revolving Loans in whole or in part; provided, however, that any such partial prepayment shall be in an amount equal to $100,000 or a higher integral multiple of $25,000. For the avoidance of doubt, nothing in this clause shall permit termination of the Revolving Loan Commitment by Borrower other than in accordance with Section 2.12(b).

(iv)    LIBOR Rate.

(A)     Except as provided in subsection (C) below, Revolving Loans shall accrue interest at the LIBOR Rate plus the Applicable Margin.

(B)    The LIBOR Rate may be adjusted by Agent with respect to any Lender on a prospective basis to take into account any additional or increased costs to such Lender of maintaining or obtaining any eurodollar deposits or increased costs, in each case, due to changes in applicable Law occurring subsequent to the commencement of the then applicable Interest Period, including changes in tax laws (other than Excluded Taxes and changes of general applicability in corporate income tax laws) imposed on Loans or other Obligations of any Lender, or on its deposits, reserves, other liabilities or capital attributable thereto, and changes in the reserve requirements imposed by the Board of Governors of the Federal Reserve System (or any successor), which additional or increased costs would increase the cost of funding loans bearing interest based upon the LIBOR Rate; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “change in applicable Law”, regardless of the date enacted, adopted or issued. In any such event, the affected Lender shall give Borrowers and Agent notice of such a determination and adjustment and Agent promptly shall transmit the notice to each other Lender and, upon its receipt of the notice from the affected Lender, Borrowers may, by notice to such affected Lender (I) require such Lender to furnish to Borrowers a statement setting forth the basis for adjusting such LIBOR Rate and the method for determining the amount of such adjustment, or (II) repay the Loans bearing interest based upon the LIBOR Rate with respect to which such adjustment is made.

(C)    In the event that any change in market conditions or any law, regulation, treaty, or directive, or any change therein or in the interpretation of application thereof, shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain Loans bearing interest based upon the LIBOR Rate or to continue such funding or maintaining, or to determine or charge interest rates at the LIBOR Rate, such Lender shall give notice of such changed circumstances to Agent and Borrowers and Agent promptly shall transmit the notice to each other Lender and (I) in the case of any outstanding Loans of such Lender bearing interest based upon the LIBOR Rate, the date specified in such Lender’s notice shall be deemed to be the last day of the Interest Period of such Loans, and interest upon such Lender’s Loans thereafter shall accrue interest at Base Rate plus the Applicable Margin, and (II) such Loans shall continue to accrue interest at Base Rate plus the Applicable Margin until such Lender determines that it would no longer be unlawful or impractical to maintain such Loans at the LIBOR Rate.

(D)    Anything to the contrary contained herein notwithstanding, neither Agent nor any Lender is required actually to acquire eurodollar deposits to fund or otherwise match fund any Obligation as to which interest accrues based on the LIBOR Rate.

(v)    Restriction on Termination. Notwithstanding any prepayment of the Revolving Loan Outstandings or any other termination of Lenders’ Credit Exposure under this Agreement, Agent and Lenders shall have no obligation to release any of the Collateral securing the Obligations under this Agreement while any portion of the Affiliated Obligations shall remain outstanding.

(c)    Additional Tranches. After the Closing Date, so long as no Event of Default exists and subject to the terms of this Agreement, with the prior written consent of Agent and all Lenders in their sole discretion, the Revolving Loan Commitment may be increased upon the written request of Borrower Representative (which such request shall state the aggregate amount of the Additional Tranche requested and shall be made at least ten (10) Business Days prior to the proposed effective date of such Additional Tranche) to Agent to activate an Additional Tranche; provided, however, that Agent and Lenders shall have no obligation to consent to any requested activation of an Additional Tranche and the written consent of Agent and all Lenders shall be required in order to activate an Additional Tranche. Upon activating an Additional Tranche, each Lender’s Revolving Loan Commitment Amount shall increase by a proportionate amount so as to maintain the same Pro Rata Share of the Revolving Loan Commitment as such Lender held immediately prior to such activation.

Section 2.2    Interest, Interest Calculations and Certain Fees.

(a)    Interest. From and following the Closing Date, except as expressly set forth in this Agreement, Loans and the other Obligations shall bear interest at the sum of the LIBOR Rate plus the Applicable Margin. Interest on the Loans shall be paid monthly in arrears on the first (1st) day of each month and on the maturity of such Loans, whether by acceleration or otherwise. Interest on all other Obligations shall be payable upon demand. For purposes of calculating interest, all funds transferred to the Payment Account for application to any Revolving Loans shall be subject to a five (5) Business Day clearance period and all interest accruing on such funds during such clearance period shall accrue for the benefit of Agent, and not for the benefit of the Lenders.

(b)    Unused Line Fee. From and following the Closing Date, Borrowers shall pay Agent, for the benefit of all Lenders committed to make Revolving Loans, in accordance with their respective Pro Rata Shares, a fee in an amount equal to (i) (A) the Revolving Loan Commitment minus (B) the average daily balance of the sum of the Revolving Loan Outstandings during the preceding month, multiplied by (ii) [REDACTED: The omitted text sets forth a percentage] per annum. Such fee is to be paid monthly in arrears on the first day of each month. The unused line fee shall be paid monthly in arrears on the first day of each month and shall be deemed fully earned when due and payable and, once paid, shall be non-refundable.

(c)    Fee Letter. In addition to the other fees set forth herein, the Borrowers agree to pay Agent the fees set forth in the Fee Letter.

(d)    Minimum Balance Fee. On the first day of each month, commencing on March 1, 2017, the Borrowers agree to pay to Agent, for the ratable benefit of all Lenders, the Minimum Balance Fee due for the prior month. The Minimum Balance Fee shall be deemed fully earned when due and payable and, once paid, shall be non-refundable.

(e)    Collateral Management Fee. From and following the Closing Date, Borrowers shall pay Agent, for its own account and not for the benefit of any other Lenders, a fee in an amount equal to the product obtained by multiplying (i) the greater of (A) the average end-of-day principal balance of Revolving Loans outstanding during the immediately preceding month and (B) the Minimum Balance, by (ii) [REDACTED: The omitted text sets forth a percentage] per annum. For purposes of calculating the average end-of-day principal balance of Revolving Loans, all funds paid into the Payment Account (or which were required to be paid into the Payment Account hereunder) or otherwise received by Agent for the account of Borrowers shall be subject to a five (5) Business Day clearance period. The collateral management fee shall be payable monthly in arrears on the first day of each calendar month and shall be deemed fully earned when due and payable and, once paid, shall be non-refundable.

(f)    Origination Fee. Contemporaneous with Borrowers’ execution of this Agreement, Borrowers shall pay Agent, for the benefit of all Lenders committed to make Revolving Loans on the Closing Date, in accordance with their respective Pro Rata Shares, a fee in an amount equal to (i) the Revolving Loan Commitment, multiplied by (ii) [REDACTED: The omitted text sets forth a percentage]. Upon activation of any Additional Tranche in accordance with Section 2.1(c) hereof, Borrowers shall pay Agent, for the benefit of all Lenders committed to make Revolving Loans on the Closing Date, in accordance with their respective Pro Rata Share, a fee in an amount equal to (i) such Additional Tranche, multiplied by (ii) [REDACTED: The omitted text sets forth a percentage].

(g)    Deferred Revolving Loan Origination Fee. If Lenders’ funding obligations in respect of the Revolving Loan Commitment under this Agreement terminate or are permanently reduced for any reason (whether by voluntary termination by Borrowers, by reason of the occurrence of an Event of Default or otherwise) prior to the Maturity Date, Borrowers shall pay to Agent on the date of such reduction, for the benefit of all Lenders committed to make Revolving Loans on the Closing Date, a fee as compensation for the costs of such Lenders being prepared to make funds available to Borrowers under this Agreement, equal to an amount determined by multiplying the amount of the Revolving Loan Commitment so terminated or permanently reduced by the following applicable percentage amount: [REDACTED: The omitted text sets forth a percentage] for the first year following the Closing Date, [REDACTED: The omitted text sets forth a percentage] for the second year following the Closing Date, and [REDACTED: The omitted text sets forth a percentage] thereafter. All fees payable pursuant to this paragraph shall be deemed fully-earned and non-refundable as of the Closing Date.

(h)    Reserved.

(i)    Reserved.

(j)    Reserved.

(k)    Audit Fees. Subject to the provisions of Sections 4.6 and 4.14, as applicable, Borrowers shall pay to Agent, for its own account and not for the benefit of any other Lenders, all reasonable fees and expenses in connection with audits and inspections of Borrowers’ books and records, audits, valuations or appraisals of the Collateral, audits of Borrowers’ compliance with applicable Laws and such other matters as Agent shall deem appropriate, which shall be due and payable on the first Business Day of the month following the date of issuance by Agent of a written request for payment thereof to Borrowers.

(l)    Wire Fees.    Borrowers shall pay to Agent, for its own account and not for the account of any other Lenders, on written demand, fees for incoming and outgoing wires made for the account of Borrowers, such fees to be based on Agent’s then current wire fee schedule (available upon written request of the Borrowers).

(m)    Late Charges. If payments of principal (other than a final installment of principal upon the Termination Date), interest due on the Obligations, or any other amounts due hereunder or under the other Financing Documents are not timely made and remain overdue for a period of five (5) days, Borrowers, without notice or demand by Agent, promptly shall pay to Agent, for its own account and not for the benefit of any other Lenders, as additional compensation to Agent in administering the Obligations, an amount equal to two percent (2.0%) of each delinquent payment.

(n)    Computation of Interest and Related Fees. All interest and fees under each Financing Document shall be calculated on the basis of a 360-day year for the actual number of days elapsed. The date of funding of a Loan shall be included in the calculation of interest. The date of payment of a Loan shall be excluded from the calculation of interest. If a Loan is repaid on the same day that it is made, one (1) day’s interest shall be charged.

(o)    Automated Clearing House Payments. If Agent (or its designated servicer or trustee on behalf of a securitization vehicle) so elects, monthly payments of principal, interest, fees, expenses or any other amounts due and owing from Borrower to Agent hereunder shall be paid to Agent by Automated Clearing House debit of immediately available funds from the financial institution account designated by Borrower Representative in the Automated Clearing House debit authorization executed by Borrowers or Borrower Representative in connection with this Agreement, and shall be effective upon receipt. Borrowers shall execute any and all forms and documentation necessary from time to time to effectuate such automatic debiting. In no event shall any such payments be refunded to Borrowers.

Section 2.3    Notes. The portion of the Loans made by each Lender shall be evidenced, if so requested by such Lender, by one or more promissory notes executed by Borrowers on a joint and several basis (each, a “Note”) in an original principal amount equal to such Lender’s Revolving Loan Commitment Amount. Upon activation of the Additional Tranche in accordance with Section 2.1(c) hereof, Borrowers shall deliver to each Lender to whom Borrowers previously delivered a Note, a restated Note evidencing such Lender’s Revolving Loan Commitment Amount.

Section 2.4    Reserved.

Section 2.5    Reserved.

Section 2.6    General Provisions Regarding Payment; Loan Account.

(a)    All payments to be made by each Borrower under any Financing Document, including payments of principal and interest made hereunder and pursuant to any other Financing Document, and all fees, expenses, indemnities and reimbursements, shall be made without set-off, recoupment or counterclaim. If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension (it being understood and agreed that, solely for purposes of calculating financial covenants and computations contained herein and determining compliance therewith, if payment is made, in full, on any such extended due date, such payment shall be deemed to have been paid on the original due date without giving effect to any extension thereto). Any payments received in the Payment Account before 12:00 Noon (Eastern time) on any date shall be deemed received by Agent on such date, and any payments received in the Payment Account at or after 12:00 Noon (Eastern time) on any date shall be deemed received by Agent on the next succeeding Business Day.

(b)    Agent shall maintain a loan account (the “Loan Account”) on its books to record Loans and other extensions of credit made by the Lenders hereunder or under any other Financing Document, and all payments thereon made by each Borrower. All entries in the Loan Account shall be made in accordance with Agent’s customary accounting practices as in effect from time to time. The balance in the Loan Account, as recorded in Agent’s books and records at any time shall be conclusive and binding evidence of the amounts due and owing to Agent by each Borrower absent manifest error; provided, however, that any failure to so record or any error in so recording shall not limit or otherwise affect any Borrower’s duty to pay all amounts owing hereunder or under any other Financing Document. Agent shall endeavor to provide Borrowers with a monthly statement regarding the Loan Account (but neither Agent nor any Lender shall have any liability if Agent shall fail to provide any such statement). Unless any Borrower notifies Agent of any objection to any such statement (specifically describing the basis for such objection) within ninety (90) days after the date of receipt thereof, it shall be deemed final, binding and conclusive upon Borrowers in all respects as to all matters reflected therein.

Section 2.7    Maximum Interest.

(a)    In no event shall the interest charged with respect to the Loans or any other Obligations of any Borrower under any Financing Document exceed the maximum amount permitted under the laws of the State of New York or of any other applicable jurisdiction. Notwithstanding anything to the contrary herein or elsewhere, if at any time the rate of interest payable hereunder or under any Note or other Financing Document (the “Stated Rate”) would exceed the highest rate of interest permitted under any applicable law to be charged (the “Maximum Lawful Rate”), then for so long as the Maximum Lawful Rate would be so exceeded, the rate of interest payable shall be equal to the Maximum Lawful Rate; provided, however, that if at any time thereafter the Stated Rate is less than the Maximum Lawful Rate, each Borrower shall, to the extent permitted by law, continue to pay interest at the Maximum Lawful Rate until such time as the total interest received is equal to the total interest which would have been received had the Stated Rate been (but for the operation of this provision) the interest rate payable. Thereafter, the interest rate payable shall be the Stated Rate unless and until the Stated Rate again would exceed the Maximum Lawful Rate, in which event this provision shall again apply. In no event shall the total interest received by any Lender exceed the amount which it could lawfully have received had the interest been calculated for the full term hereof at the Maximum Lawful

Rate. If, notwithstanding the prior sentence, any Lender has received interest hereunder in excess of the Maximum Lawful Rate, such excess amount shall be applied to the reduction of the principal balance of the Loans or to other amounts (other than interest) payable hereunder, and if no such principal or other amounts are then outstanding, such excess or part thereof remaining shall be paid to Borrowers. In computing interest payable with reference to the Maximum Lawful Rate applicable to any Lender, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made.

(b)    Canadian Limitations.

(i)    For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(ii)    [Reserved].

(iii)    If any provision of this Agreement would oblige a Canadian Credit Party to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(A)    first, by reducing the amount or rate of interest; and

(B)    thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

Section 2.8    Taxes; Capital Adequacy.

(a)    All payments of principal and interest on the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, excise, stamp, documentary, payroll, employment, property or franchise taxes and other taxes, fees, duties, levies, assessments, withholdings or other charges of any nature whatsoever (including interest and penalties thereon) imposed by any taxing authority, excluding Excluded Taxes (all non-excluded items being called “Taxes”). If any withholding or deduction from any payment to be made by any Borrower hereunder is required in respect of any Taxes pursuant to any applicable Law, then Borrowers will: (i) pay directly to the relevant authority the full amount required to be so withheld or deducted; (ii) promptly forward to Agent an official receipt or other documentation satisfactory to Agent evidencing such payment to such authority; and (iii) pay to Agent for the account of Agent and Lenders such additional amount or amounts as is necessary to ensure that the net amount actually received by Agent and each Lender will equal the full amount Agent and such Lender would have received had no such withholding or deduction been required. If any Taxes are directly asserted against Agent or any Lender with respect to any payment received by Agent or such Lender hereunder, Agent or such Lender may pay such Taxes and Borrowers will promptly pay such additional amounts (including any penalty, interest or reasonable out-of-pocket expense) as is necessary in order that the net amount received by such Person after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such Person would have received had such Taxes not been asserted so long as such amounts have accrued on or after the day which is two hundred and seventy (270) days prior to the date on which Agent or such Lender first made written demand therefor.

(b)    If any Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to Agent, for the account of Agent and the respective Lenders, the required receipts or other required documentary evidence, Borrowers shall indemnify Agent and Lenders for any incremental Taxes, interest or penalties that may become payable by Agent or any Lender as a result of any such failure.

(c)    Each Lender that is not U.S. person as defined in Section 7701(a)(30) of the Code and (i) is a party hereto on the Closing Date or (ii) purports to become an assignee of an interest as a Lender under this Agreement after the Closing Date (unless such Lender was already a Lender hereunder immediately prior to such assignment) (each such Lender a “Foreign Lender”) shall, on or prior to the date such Lender first becomes a Foreign Lender hereunder and from time to time thereafter as reasonably requested by Borrowers or Agent, execute and deliver to each of Borrowers and Agent one or more (as Borrowers or Agent may reasonably request) United States Internal Revenue Service Forms W-8ECI, W-8BEN, W-8IMY (as applicable) and other applicable forms, certificates or documents prescribed by the United States Internal Revenue Service or reasonably requested by Agent certifying as to such Lender’s entitlement to a complete exemption from withholding or deduction of Taxes. Borrowers shall not be required to pay additional amounts to any Lender pursuant to this Section 2.8 with respect to United States withholding and income Taxes to the extent that the obligation to pay such additional amounts would not have arisen but for the failure of such Lender to comply with this paragraph other than as a result of a change in Law.

(d)    If a payment made to a Lender under any Financing Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrowers and Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrowers or Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrowers or Agent as may be necessary for Borrowers and Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (d), “FATCA” shall include any amendments to FATCA after the date of this Agreement.

(e)    If a Lender claims an exemption from withholding tax in a jurisdiction other than the United States, such Lender shall deliver to Agent and Borrowers any such form or forms, as may be required under the laws of such jurisdiction as a condition to exemption from, or reduction of, foreign withholding or backup withholding tax before receiving its first payment under this Agreement, at such times or times reasonably requested by Borrowers and Agent, but only if such Lender or such Participant is legally able to deliver such forms. Each Lender shall provide new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and to promptly notify Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(f)    If any party determines, in its reasonable discretion, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.8 (including by the payment of additional amounts pursuant to this Section 2.8), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the indemnifying party or any other Person.

(g)    If any Lender shall determine in its reasonable discretion that the adoption or taking effect of, or any change in, any applicable Law regarding capital adequacy, in each instance, after the Closing Date, or any change after the Closing Date in the interpretation, administration or application thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation, administration or application thereof, or the compliance by any Lender or any Person controlling such Lender with any request, guideline or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency adopted or otherwise taking effect after the Closing Date, has or would have the effect of reducing the rate of return on such Lender’s or such controlling Person’s capital as a consequence of such Lender’s obligations hereunder to a level below that which such Lender or such controlling Person could have achieved but for such adoption, taking effect, change, interpretation, administration, application or compliance (taking into consideration such Lender’s or such controlling Person’s policies with respect to capital adequacy) then from time to time, upon written demand by such Lender (which demand shall be accompanied by a statement setting forth the basis for such demand and a calculation of the amount thereof in reasonable detail, a copy of which shall be furnished to Agent), Borrowers shall promptly pay to such Lender such additional amount as will compensate such Lender or such controlling Person for such reduction, so long as such amounts have accrued on or after the day which is two hundred and seventy (270) days prior to the date on which such Lender first made demand therefor; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “change in applicable Law”, regardless of the date enacted, adopted or issued.

(h)    If any Lender requires compensation under Section 2.8(g), or requires any Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.8(a), then, upon the written request of Borrower Representative, such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder (subject to the terms of this Agreement) to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or materially reduce amounts payable pursuant to any such subsection, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender (as determined in its reasonable discretion). Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

Section 2.9    Appointment of Borrower Representative.

(a)    Each Borrower hereby irrevocably appoints and constitutes Borrower Representative as its agent and attorney-in-fact to request and receive Loans in the name or on behalf of such Borrower and any other Borrowers, deliver Notices of Borrowing, and Borrowing Base Certificates, give instructions with respect to the disbursement of the proceeds of the Loans , giving and receiving all other notices and consents hereunder or under any of the other Financing Documents and taking all other actions (including in respect of compliance with covenants) in the name or on behalf of any Borrower or Borrowers pursuant to this Agreement and the other Financing Documents. Agent and Lenders may disburse the Loans to such bank account of Borrower Representative or a Borrower or otherwise make such Loans to a Borrower, in each case as Borrower Representative may designate or direct, without notice to any other Borrower. Notwithstanding anything to the contrary contained herein, Agent may at any time and from time to time require that Loans to or for the account of any Borrower be disbursed directly to an operating account of such Borrower.

(b)    Borrower Representative hereby accepts the appointment by Borrowers to act as the agent and attorney-in-fact of Borrowers pursuant to this Section 2.9. Borrower Representative shall ensure that the disbursement of any Loans that are at any time requested by or to be remitted to or for the account of a Borrower, shall be remitted or issued to or for the account of such Borrower.

(c)    Each Borrower hereby irrevocably appoints and constitutes Borrower Representative as its agent to receive statements on account and all other notices from Agent, Lenders with respect to the Obligations or otherwise under or in connection with this Agreement and the other Financing Documents.

(d)    Any notice, election, representation, warranty, agreement or undertaking made or delivered by or on behalf of any Borrower by Borrower Representative shall be deemed for all purposes to have been made or delivered by such Borrower, as the case may be, and shall be binding upon and enforceable against such Borrower to the same extent as if made or delivered directly by such Borrower.

(e)    No resignation by or termination of the appointment of Borrower Representative as agent and attorney-in-fact as aforesaid shall be effective, except after ten (10) Business Days’ prior written notice to Agent. If the Borrower Representative resigns under this Agreement, Borrowers shall be entitled to appoint a successor Borrower Representative (which shall be a Borrower and shall be reasonably acceptable to Agent as such successor). Upon the acceptance of its appointment as successor Borrower Representative hereunder, such successor Borrower Representative shall succeed to all the rights, powers and duties of the retiring Borrower Representative and the term “Borrower Representative” means such successor Borrower Representative for all purposes of this Agreement and the other Financing Documents, and the retiring or terminated Borrower Representative’s appointment, powers and duties as Borrower Representative shall be thereupon terminated.

Section 2.10    Joint and Several Liability; Rights of Contribution; Subordination and Subrogation.

(a)    Borrowers are defined collectively to include all Persons named as one of the Borrowers herein; provided, however, that any references herein to “any Borrower”, “each Borrower” or similar references, shall be construed as a reference to each individual Person named as one of the Borrowers herein. Each Person so named shall be jointly and severally liable for all of the obligations of Borrowers under this Agreement. Each Borrower, individually, expressly understands, agrees and acknowledges that the credit facilities would not be made available on the terms herein in the absence of the collective credit of all of the Persons named as the Borrowers herein, the joint and several liability of all such Persons, and the cross-collateralization of the collateral of all such Persons. Accordingly, each Borrower individually acknowledges that the benefit to each of the Persons named as one of the Borrowers as a whole constitutes reasonably equivalent value, regardless of the amount of the credit facilities actually borrowed by, advanced to, or the amount of collateral provided by, any individual Borrower. In addition, each entity named as one of the Borrowers herein hereby acknowledges and agrees that all of the representations, warranties, covenants, obligations, conditions, agreements and other terms contained in this Agreement shall be applicable to and shall be binding upon and measured and enforceable individually against each Person named as one of the Borrowers herein as well as all such Persons when taken together. By way of illustration, but without limiting the generality of the foregoing, the terms of Section 10.1 of this Agreement are to be applied to each individual Person named as one of the Borrowers herein (as well as to all such Persons taken as a whole), such that the occurrence of any of the events described in Section 10.1 of this Agreement as to any Person named as one of the Borrowers herein shall constitute an Event of Default even if such event has not occurred as to any other Persons named as the Borrowers or as to all such Persons taken as a whole.

(b)    Notwithstanding any provisions of this Agreement to the contrary, it is intended that the joint and several nature of the liability of each Borrower for the Obligations and the Liens granted by Borrowers to secure the Obligations not constitute a Fraudulent Conveyance (as defined below). Consequently, Agent, Lenders and each Borrower agree that if the liability of a Borrower for the Obligations or any Liens granted by such Borrower securing the Obligations would, but for the application of this sentence, constitute a Fraudulent Conveyance, the liability of such Borrower and the Liens securing such liability shall be valid and enforceable only to the maximum extent that would not cause such liability or such Lien to constitute a Fraudulent Conveyance, and the liability of such Borrower and this Agreement shall automatically be deemed to have been amended accordingly. For purposes hereof, the term “Fraudulent Conveyance” means a fraudulent conveyance under Section 548 of Chapter 11 of Title II of the Bankruptcy Code or a fraudulent conveyance or fraudulent transfer under the applicable provisions of any fraudulent conveyance or fraudulent transfer law or similar law of Canada, any state, province, other nation or other governmental unit, as in effect from time to time.

(c)    Agent is hereby authorized, without notice or demand (except as otherwise specifically required under this Agreement) and without affecting the liability of any Borrower hereunder, at any time and from time to time, to (i) renew, extend or otherwise increase the time for payment of the Obligations; (ii) with the written agreement of all Borrowers, change the terms relating to the Obligations or otherwise modify, amend or change the terms of any Note or other agreement, document or instrument now or hereafter executed by any Borrower and delivered to Agent for any Lender; (iii) accept partial payments of the Obligations; (iv) take and hold any Collateral for the payment of the Obligations or for the payment of any guaranties of the Obligations and exchange, enforce, waive and release any such Collateral; (v) apply any such Collateral and direct the order or manner of sale thereof as Agent, in its sole discretion, may determine; and (vi) settle, release, compromise, collect or otherwise liquidate the Obligations and any Collateral therefor in any manner, all guarantor and surety defenses being hereby waived by each Borrower. Except as specifically provided in this Agreement or any of the other Financing Documents, Agent shall have the exclusive right to determine the time and manner of application of any payments or credits, whether received from any Borrower or any other source, and such determination shall be binding on all Borrowers. All such payments and credits may be applied, reversed and reapplied, in whole or in part, to any of the Obligations that Agent shall determine, in its sole discretion, without affecting the validity or enforceability of the Obligations of any Borrower.

(d)    Each Borrower hereby agrees that, except as hereinafter provided, the Obligations are unconditional, irrespective of (i) the absence of any attempt to collect the Obligations from any obligor or other action to enforce the same; (ii) the waiver or consent by Agent with respect to any provision of any instrument evidencing the Obligations, or any part thereof, or any other agreement heretofore, now or hereafter executed by a Borrower and delivered to Agent; (iii) failure by Agent to take any steps to perfect and maintain its security interest in, or to preserve its rights to, any security or collateral for the Obligations; (iv) the institution of any proceeding under the Bankruptcy Code or any similar law of Canada or any province thereof, or any similar proceeding, by or against a Borrower or Agent’s election in any such proceeding of the application of Section 1111(b)(2) of the Bankruptcy Code or any similar law of Canada or any province thereof; (v) any borrowing or grant of a security interest by a Borrower as debtor-in-possession, under Section 364 of the Bankruptcy Code or any similar law of Canada or any province thereof; (vi) the disallowance, under Section 502 of the Bankruptcy Code or any similar law of Canada or any province thereof, of all or any portion of Agent’s claim(s) for repayment of any of the Obligations; or (vii) any other circumstance other than payment in full of the Obligations which might otherwise constitute a legal or equitable discharge or defense of a guarantor or surety.

(e)    Borrowers hereby agree, as between themselves, that to the extent that Agent, on behalf of Lenders, shall have received from any Borrower any Recovery Amount (as defined below), then the paying Borrower shall have a right of contribution against each other Borrower in an amount equal to such other Borrower’s contributive share of such Recovery Amount; provided, however, that in the event any Borrower suffers a Deficiency Amount (as defined below), then the Borrower suffering the Deficiency Amount shall be entitled to seek and receive contribution from and against the other Borrowers in an amount equal to the Deficiency Amount; and provided, further, that in no event shall the aggregate amounts so reimbursed by reason of the contribution of any Borrower equal or exceed an amount that would, if paid, constitute or result in Fraudulent Conveyance. Until all Obligations have been paid and satisfied in full, no payment made by or for the account of a Borrower including, without limitation, (i) a payment made by such Borrower on behalf of the liabilities of any other Borrower, or (ii) a payment made by any other Guarantor under any Guarantee, shall entitle such Borrower, by subrogation or otherwise, to any payment from such other Borrower or from or out of such other Borrower’s property. The right of each Borrower to receive any contribution under this Section 2.10(e) or by subrogation or otherwise from any other Borrower shall be subordinate in right of payment to the Obligations and such Borrower shall not exercise any right or remedy against such other Borrower or any property of such other Borrower by reason of any performance of such Borrower of its joint and several obligations hereunder, until the Obligations have been indefeasibly paid and satisfied in full, and no Borrower shall exercise any right or remedy with respect to this Section 2.10(e) until the Obligations have been indefeasibly paid and satisfied in full. As used in this Section 2.10(e), the term “Recovery Amount” means the amount of proceeds received by or credited to Agent from the exercise of any remedy of the Lenders under this Agreement or the other Financing Documents, including, without limitation, the sale of any Collateral. As used in this Section 2.10(e), the term “Deficiency Amount” means any amount that is less than the entire amount a Borrower is entitled to receive by way of contribution or subrogation from, but that has not been paid by, the other Borrowers in respect of any Recovery Amount attributable to the Borrower entitled to contribution, until the Deficiency Amount has been reduced to $0 through contributions and reimbursements made under the terms of this Section 2.10(e) or otherwise.

Section 2.11    Collections and Lockbox Account.

(a)    At all times following the date set forth in paragraph 1 of Schedule 7.4, Borrowers shall maintain a lockbox (the “Lockbox”) with a United States or Canadian depository institution reasonably acceptable to Agent (the “Lockbox Bank”), subject to the provisions of this Agreement, and shall execute with the Lockbox Bank a Deposit Account Control Agreement and such other agreements related to such Lockbox as Agent may require to implement the provisions of this Section 2.11. Borrowers shall ensure that all collections of Accounts are paid directly from Account Debtors (i) into the Lockbox for deposit into the Lockbox Account and/or (ii) directly into the Lockbox Account; provided, however, that unless Agent shall otherwise direct by written notice to Borrowers, Borrowers shall be permitted to cause Account Debtors who are individuals to pay Accounts directly to Borrowers, which Borrowers shall then administer and apply in the manner required below. All funds deposited into a Lockbox Account shall be transferred into the Payment Account (or, prior to the time of the initial borrowing of the Revolving Loans, such Deposit Account of Borrower, as Agent may direct in its Permitted Discretion) by the close of each Business Day.

(b)    [Reserved].

(c)    Notwithstanding anything in any lockbox agreement or Deposit Account Control Agreement to the contrary, Borrowers agree that they shall be liable for any fees and charges in effect from time to time and charged by the Lockbox Bank in connection with the Lockbox, the Lockbox Account, and that Agent shall have no liability therefor. Borrowers hereby indemnify and agree to hold Agent harmless from any and all liabilities, claims, losses and demands whatsoever, including reasonable attorneys’ fees and expenses, arising from or relating to actions of Agent or the Lockbox Bank pursuant to this Section or any lockbox agreement or Deposit Account Control Agreement or similar agreement, except to the extent of such losses arising from Agent’s gross negligence or willful misconduct, as determined in a final, non-appealable judgment of a court of competent jurisdiction.

(d)    Agent shall apply, on a daily basis, all funds transferred into the Payment Account pursuant to this Section 2.11 to reduce the outstanding Revolving Loans in such order of application as Agent shall elect. If as the result of collections of Accounts pursuant to the terms and conditions of this Section, a credit balance exists with respect to the Loan Account, such credit balance shall not accrue interest in favor of Borrowers, but Agent shall transfer such funds into an account designated by Borrower Representative promptly for so long as no Event of Default exists.

(e)    To the extent that any collections of Accounts or proceeds of other Collateral are not sent directly to the Lockbox or Lockbox Account but are received by any Borrower, such collections shall be held in trust for the benefit of Agent pursuant to an express trust created hereby and immediately remitted, in the form received, to applicable Lockbox or Lockbox Account. No such funds received by any Borrower shall be commingled with other funds of the Borrowers.

(f)    Borrowers acknowledge and agree that compliance with the terms of this Section is essential, and that Agent and Lenders will suffer immediate and irreparable injury and have no adequate remedy at law, if any Borrower, through acts or omissions, causes or permits Account Debtors to send payments other than to the Lockbox or Lockbox Accounts or if any Borrower fails to promptly deposit collections of Accounts or proceeds of other Collateral in the Lockbox Account as herein required. Accordingly, in addition to all other rights and remedies of Agent and Lenders hereunder, Agent shall have the right to seek specific performance of the Borrowers’ obligations under this Section, and any other equitable relief as Agent may deem necessary or appropriate, and Borrowers waive any requirement for the posting of a bond in connection with such equitable relief.

(g)    Borrowers shall not, and Borrowers shall not suffer or permit any Credit Party to, (i) withdraw any amounts from any Lockbox Account, (ii) change the procedures or sweep instructions under the agreements governing any Lockbox Accounts, or (iii) send to or deposit in any Lockbox Account any funds other than payments made with respect to and proceeds of Accounts or other Collateral. Borrowers shall, and shall cause each Credit Party to, cooperate with Agent in the identification and reconciliation on a daily basis of all amounts received in or required to be deposited into the Lockbox Accounts. If more than fifteen percent (15%) of the collections of Accounts received by Borrowers during any given fifteen (15) day period is not identified or reconciled to the reasonable satisfaction of Agent within ten (10) Business Days of receipt, Agent shall not be obligated to make further advances under this Agreement until such amount is identified or is reconciled to the reasonable satisfaction of Agent, as the case may be. In addition, if any such amount cannot be identified or reconciled to the reasonable satisfaction of Agent, Agent may utilize its own staff or, if it deems necessary, engage an outside auditor, in either case at Borrowers’ expense (which in the case of Agent’s own staff shall be in accordance with Agent’s then prevailing customary charges (plus reasonable and documented expenses)), to make such examination and report as may be necessary to identify and reconcile such amount.

(h)    If any Borrower breaches its obligation to direct payments of the proceeds of the Collateral to the Lockbox Account, Agent, may, by the signature or other act of any of Agent’s authorized representatives (without requiring any of them to do so), direct any Account Debtor to pay proceeds of the Collateral to Borrowers by directing payment to the Lockbox Account.

Section 2.12    Termination; Restriction on Termination.

(a)    Termination by Lenders. In addition to the rights set forth in Section 10.2, Agent may, and at the direction of Required Lenders shall, terminate this Agreement upon or after the occurrence and during the continuance of an Event of Default by giving notice to the Borrower Representative.

(b)    Termination by Borrowers. Upon at least five (5) Business Days’ prior written notice (provided that such notice may provide that it is conditioned upon the consummation of another financing or the consummation of a sale of equity interests, in which case, such notice may be revoked or extended by the Borrowers if any such condition is not satisfied prior to the date of termination of this Agreement given in such notice) and pursuant to payoff documentation in form and substance satisfactory to Agent and Lenders, Borrowers may, at their option, terminate this Agreement; provided, however, that no such termination shall be effective until Borrowers have complied with Section 2.2 and the terms of any fee letter and paid in full all of the Affiliated Obligations in immediately available funds and terminated the Affiliated Financing Documents. Except as otherwise provided above in this clause (b), any notice of termination given by Borrowers shall be irrevocable unless all Lenders otherwise agree in writing and no Lender shall have any obligation to make any Loans on or after the termination date stated in such notice. Borrowers may elect to terminate this Agreement in its entirety only. No section of this Agreement or type of Loan available hereunder may be terminated singly.

(c)    Effectiveness of Termination. All of the Obligations shall be immediately due and payable upon the Termination Date. All undertakings, agreements, covenants, warranties and representations of Borrowers contained in the Financing Documents shall survive any such termination and Agent shall retain its Liens in the Collateral and Agent and each Lender shall retain all of its rights and remedies under the Financing Documents notwithstanding such termination until all Obligations and Affiliated Obligations have been discharged or paid, in full (other than contingent indemnification obligations for which no claim has been asserted or the known existence of a claim is reasonably likely to be asserted), in immediately available funds, including, without limitation, all Obligations under

Section 2.2(g) and the terms of any fee letter resulting from such termination. Notwithstanding the foregoing or the payment in full of the Obligations, Agent shall not be required to terminate its Liens in the Collateral unless, with respect to any loss or damage Agent may incur as a result of dishonored checks or other items of payment received by Agent from Borrower or any Account Debtor and applied to the Obligations, Agent shall, at its option, (i) have received a written agreement satisfactory to Agent, executed by Borrowers and by any Person whose loans or other advances to Borrowers are used in whole or in part to satisfy the Obligations, indemnifying Agent and each Lender from any such loss or damage or (ii) have retained cash Collateral or other Collateral for such period of time as Agent, in its discretion, may deem necessary to protect Agent and each Lender from any such loss or damage.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

To induce Agent and Lenders to enter into this Agreement and to make the Loans and other credit accommodations contemplated hereby, each Borrower hereby represents and warrants to Agent and each Lender that:

Section 3.1    Existence and Power. Each Credit Party (a) is an entity as specified on Schedule 3.1, (b) is duly organized, validly existing and in good standing under the laws of the jurisdiction specified on Schedule 3.1 and no other jurisdiction, (c) has the same legal name as it appears in such Credit Party’s Organizational Documents and an organizational identification number (if any), in each case as specified on Schedule 3.1, (d) has all powers to own its assets and has powers and all Permits necessary in the operation of its business as presently conducted or as proposed to be conducted, except where the failure to have such Permits would not reasonably be expected to have a Material Adverse Effect, and (e) is qualified to do business as a foreign entity in each jurisdiction in which it is required to be so qualified, which jurisdictions as of the Closing Date are specified on Schedule 3.1, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.1, no Credit Party (x) has had, over the five (5) year period preceding the Closing Date, any name other than its current name, or (y) was incorporated or organized under the laws of any jurisdiction other than its current jurisdiction of incorporation or organization.

Section 3.2    Organization and Governmental Authorization; No Contravention. The execution, delivery and performance by each Credit Party of the Operative Documents to which it is a party (a) are within its powers, (b) have been duly authorized by all necessary action pursuant to its Organizational Documents including any unanimous shareholder agreement (as defined in section 146 of the Canada Business Corporations Act) or any other shareholder agreement in effect, (c) require no further action by or in respect of, or filing with, any Governmental Authority and (d) do not violate, conflict with or cause a breach or a default under (i) any material requirement of any Law applicable to any Credit Party, (ii) any of the Organizational Documents of any Credit Party, or (iii) any agreement or instrument binding upon it, except for such violations, conflicts, breaches or defaults as would not, with respect to this clause (iii), reasonably be expected to have a Material Adverse Effect.

Section 3.3    Binding Effect. Each of the Operative Documents to which any Credit Party is a party constitutes a valid and binding agreement or instrument of such Credit Party, enforceable against such Credit Party in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws relating to the enforcement of creditors’ rights generally and by general equitable principles.

Section 3.4    Capitalization. The authorized equity securities of each of the Credit Parties as of the Closing Date are as set forth on Schedule 3.4. All issued and outstanding equity securities of each of the Credit Parties are duly authorized and validly issued, fully paid, nonassessable, free and clear of all Liens (other than Permitted Liens) other than those in favor of Agent for the benefit of Agent and

Lenders, and such equity securities were issued in compliance with all applicable Laws. The identity of the holders of the equity securities of each of the Credit Parties (other than Novadaq Tech) and the percentage of their fully-diluted ownership of the equity securities of each of the Credit Parties as of the Closing Date is set forth on Schedule 3.4. No shares of the capital stock or other equity securities of any Credit Party, other than those described above, are issued and outstanding as of the Closing Date. Except as set forth on Schedule 3.4, as of the Closing Date there are no preemptive or other outstanding rights, options, warrants, conversion rights or similar agreements or understandings for the purchase or acquisition from any Credit Party of any equity securities of any such entity.

Section 3.5    Financial Information. All information delivered to Agent and pertaining to the financial condition of any Credit Party fairly presents the financial position of such Credit Party as of such date in conformity with GAAP or IFRS, as applicable (and as to unaudited financial statements, subject to normal year-end adjustments and the absence of footnote disclosures). Since December 31, 2015, there has been no Material Adverse Effect.

Section 3.6    Litigation. Except as set forth on Schedule 3.6 as of the Closing Date, and except as hereafter disclosed to Agent in writing, there is no Litigation pending against, or to such Borrower’s knowledge, threatened in writing against, any Credit Party or any Subsidiary thereof, that would reasonably be expected to result in a judgment against any Credit Party or any Subsidiary thereof for an amount in excess of $5,000,000. There is no Litigation pending that could reasonably be expected to have a Material Adverse Effect or which draws into question the validity of any of the Operative Documents.

Section 3.7    Ownership of Property. Each Borrower and each of its Subsidiaries is the lawful owner of, has good and marketable title to and is in lawful possession of, or has valid leasehold interests in, all properties, accounts and other assets (real or personal, tangible, intangible or mixed) purported or reported to be owned or leased (as the case may be) by such Person.

Section 3.8    No Default. No Event of Default, or to such Borrower’s knowledge, Default, has occurred and is continuing. No Credit Party is in breach or default under or with respect to any contract, agreement, lease or other instrument to which it is a party or by which its property is bound or affected, which breach or default could reasonably be expected to have a Material Adverse Effect.

Section 3.9    Labor Matters. As of the Closing Date, there are no strikes or other labor disputes pending or, to any Borrower’s knowledge, threatened in writing against any Credit Party. Hours worked and payments made to the employees of the Credit Parties have not been in violation of the Fair Labor Standards Act or any other applicable Law dealing with such matters. All payments due from the Credit Parties, or for which any claim may be made against any of them, on account of wages and employee and retiree health and welfare insurance and other benefits have been paid or accrued as a liability on their books, as the case may be. The consummation of the transactions contemplated by the Financing Documents will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which it is a party or by which it is bound.

Section 3.10    Investment Company Act. No Credit Party is an “investment company” or a company “controlled” by an “investment company” or a “subsidiary” of an “investment company,” all within the meaning of the Investment Company Act of 1940.

Section 3.11    Margin Regulations. None of the proceeds from the Loans have been or will be used, directly or indirectly, for the purpose of purchasing or carrying any “margin stock” (as defined in Regulation U of the Federal Reserve Board), for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any “margin stock” or for any other purpose which might cause any of the Loans to be considered a “purpose credit” within the meaning of Regulation T, U or X of the Federal Reserve Board.

Section 3.12    Compliance With Laws; Anti-Terrorism Laws.

(a)    Each Credit Party is in compliance with the requirements of all applicable Laws, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(b)    None of the Credit Parties and, to the knowledge of the Credit Parties, none of their Affiliates (i) is in violation of any Anti-Terrorism Law, (ii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law, (iii) is a Blocked Person, or is controlled by a Blocked Person, (iv) is acting or will act for or on behalf of a Blocked Person, (v) is associated with, or will become associated with, a Blocked Person or (vi) is providing, or will provide, material, financial or technical support or other services to or in support of acts of terrorism of a Blocked Person. No Credit Party nor, to the knowledge of any Credit Party, any of its Affiliates or agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement, (A) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or (B) deals in, or otherwise engages in any transaction relating to, any property or interest in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law.

(c)    Borrowers acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, “AML Legislation”), Lenders and Agent may be required to obtain, verify and record information regarding the Credit Parties, their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of such Credit Party, and the transactions contemplated hereby. Credit Parties shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or Agent, or any prospective assign or participant of a Lender or Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence. If the Agent has ascertained the identity of any Credit Party or any authorized signatories of any Credit party for the purposes of applicable AML Legislation, then the Agent:

(i)    shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)    shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(d)    Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each Lender agrees that the Agent has no obligation to ascertain the identity of any Credit Party or any authorized signatories thereof on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

(e)    Borrower shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly use the proceeds of any Loans for any purpose which would breach the Corruption of Foreign Public Officials Act (Canada), the FCPA or other similar legislation in other jurisdictions. Each Credit Party shall conduct its businesses in compliance with applicable anti-corruption laws and maintain policies and procedures designed to promote and achieve compliance with such laws.

Section 3.13    Taxes. All federal, state, provincial, foreign and local income tax returns, reports and all other material tax returns, and statements required to be filed by or on behalf of each Credit Party have been filed with the appropriate Governmental Authorities in all jurisdictions in which such returns, reports and statements are required to be filed and, except to the extent subject to a Permitted Contest, all Taxes (including real property Taxes) and other charges shown to be due and payable in respect thereof have been timely paid prior to the date on which any fine, penalty, interest, late charge or loss may be added thereto for nonpayment thereof. Except to the extent subject to a Permitted Contest, all material state, provincial and local sales and use Taxes required to be paid by each Credit Party have been paid. All federal, state, provincial and foreign returns have been filed by each Credit Party for all periods for which returns were due with respect to employee income tax withholding, social security and unemployment taxes, and, except to the extent subject to a Permitted Contest, the amounts shown thereon to be due and payable have been paid in full or adequate provisions therefor have been made.

Section 3.14    Compliance with ERISA.

(a)    Each ERISA Plan (and the related trusts and funding agreements) complies in form and in operation with, has been administered in compliance with, and the terms of each ERISA Plan satisfy, the applicable requirements of ERISA and the Code in all material respects. Except as would not reasonably be expected to have a Material Adverse Effect, each ERISA Plan which is intended to be qualified under Section 401(a) of the Code is so qualified, and the United States Internal Revenue Service has issued a favorable determination letter or opinion letter with respect to each such ERISA Plan which may be relied on currently. Except as would not reasonably be expected to have a Material Adverse Effect, no Credit Party has incurred liability for any l excise tax under any of Sections 4971 through 5000 of the Code.

(b)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each Borrower and each Subsidiary is in compliance with the applicable provisions of ERISA and the provision of the Code relating to ERISA Plans and the regulations and published interpretations therein. During the thirty-six (36) month period prior to the Closing Date or the making of any Loan (i) no steps have been taken to terminate any Pension Plan, and (ii) no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under Section 303(k) of ERISA or Section 430(k) of the Code and no event has occurred that would give rise to a Lien under Section 4068 of ERISA. No condition exists or event or transaction has occurred with respect to any Pension Plan which would reasonably be expected to result in the incurrence by any Credit Party of any material liability, fine or penalty. No Credit Party has incurred liability to the PBGC (other than for current premiums) with respect to any employee Pension Plan. All contributions (if any) have been made on a timely basis to any Multiemployer Plan that are required to be made by any Credit Party or any other member of the Controlled Group under the terms of the plan or of any collective bargaining agreement or by applicable Law; no Credit Party nor any member of the Controlled Group has withdrawn or partially withdrawn from any Multiemployer Plan, incurred any withdrawal liability with respect to any such plan or received notice of any claim or demand for withdrawal liability or partial withdrawal liability from any such plan, and no condition has occurred which, if continued, could result in a withdrawal or partial withdrawal from any such plan, and no Credit Party nor any member of the Controlled Group has received any notice that any Multiemployer Plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, that any such plan is or has been funded at a rate less than that required under Section 412 of the Code, that any such plan is or may be terminated, or that any such plan is or may become insolvent.

Section 3.15    Consummation of Operative Documents; Brokers. Except for fees payable to Agent and/or Lenders, no broker, finder or other intermediary has brought about the obtaining, making or closing of the transactions contemplated by the Operative Documents, and no Credit Party has or will have any obligation to any Person in respect of any finder’s or brokerage fees, commissions or other expenses in connection herewith or therewith.

Section 3.16    Reserved.

Section 3.17    Material Contracts. Except for the Operative Documents and the agreements set forth on Schedule 3.17, as of the Closing Date there are no Material Contracts. The consummation of the transactions contemplated by the Financing Documents will not give rise to a right of termination in favor of any party to any Material Contract (other than any Credit Party), except for such Material Contracts the noncompliance with which would not reasonably be expected to have a Material Adverse Effect.

Section 3.18    Compliance with Environmental Requirements; No Hazardous Materials. Except in each case as set forth on Schedule 3.18:

(a)    no notice, notification, demand, request for information, citation, summons, complaint or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending, or to such Borrower’s knowledge, threatened in writing by any Governmental Authority or other Person with respect to any (i) alleged violation by any Credit Party of any Environmental Law, (ii) alleged failure by any Credit Party to have any Permits required in connection with the conduct of its business or to comply with the terms and conditions thereof, (iii) any generation, treatment, storage, recycling, transportation or disposal of any Hazardous Materials, or (iv) release of Hazardous Materials; and

(b)    no property now owned or leased by any Credit Party and, to the knowledge of each Borrower, no such property previously owned or leased by any Credit Party, to which any Credit Party has, directly or indirectly, transported or arranged for the transportation of any Hazardous Materials, is listed or, to such Borrower’s knowledge, proposed for listing, on the National Priorities List promulgated pursuant to CERCLA, or CERCLIS (as defined in CERCLA) or any similar state list or is the subject of federal, state, provincial or local enforcement actions or, to the knowledge of such Borrower, other investigations which may lead to claims against any Credit Party for clean-up costs, remedial work, damage to natural resources or personal injury claims, including, without limitation, claims under CERCLA, except in the case of the foregoing as would not reasonably be expected to result in a Material Adverse Effect.

For purposes of this Section 3.18, each Credit Party shall be deemed to include any business or business entity (including a corporation) that is, in whole or in part, a predecessor of such Credit Party.

Section 3.19    Intellectual Property and License Agreements. A list of all Registered Intellectual Property of each Credit Party, all material in-bound license or sublicense agreements to which a Credit Party is a party, and all material exclusive out-bound license or sublicense agreements to which a Credit Party is a party (but excluding in-bound licenses of over-the-counter software that is commercially available to the public), as of the Closing Date and, as updated pursuant to Section 4.15, is set forth on Schedule 3.19. Except for Permitted Licenses, each Credit Party is the sole owner of its Intellectual Property free and clear of any Liens. Each patent owned by a Credit Party is valid and enforceable and no part of the Material Intangible Assets has been judged invalid or unenforceable, in whole or in part.    To the best of Borrower’s knowledge, no claim has been made that the use of any part of any Credit Party’s Intellectual Property by such Credit Party violates the rights of any third party, in each case, except as would not reasonably be expected individually or in the aggregate to result in a Material Adverse Effect.

Section 3.20    Solvency. After giving effect to the Loan advances and the liabilities and obligations of each Borrower under the Operative Documents, Novadaq Tech is Solvent, the Borrowers (taken as whole) are Solvent, and the Credit Parties (taken as a whole) are Solvent.

Section 3.21    Full Disclosure. The written information (financial or otherwise) relating to the Credit Parties (other than projections, other forward-looking information and industry information) furnished by or on behalf of any Credit Party to Agent or any Lender in connection with the consummation of the transactions contemplated by the Operative Documents, when taken as a whole, is accurate and complete in all material respects and does not and will not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made. All financial projections delivered to Agent and Lenders by Borrowers (or their agents) have been prepared on the basis of the assumptions stated therein. Such projections represent each Borrower’s good faith estimate of such Borrower’s future financial performance and such assumptions are believed by such Borrower to be fair and reasonable in light of current business conditions; it being understood that projections are as to future events and are not to be viewed as facts, projections are subject to significant uncertainties and contingencies, many of which are beyond Borrowers’ control, that Borrowers can give no assurance that such projections will be attained and that actual results during the period.

Section 3.22    Reserved.

Section 3.23    Subsidiaries. Borrowers do not own any stock, partnership interests, limited liability company interests or other equity securities or Subsidiaries except for Permitted Investments.

Section 3.24    Reserved.

Section 3.25    Accuracy of Schedules. All information set forth in the Schedules to this Agreement (including Schedule 3.19 and Schedule 8.2(a)) is true, accurate and complete in all material respects as of the Closing Date, the date of delivery of the last Compliance Certificate delivered with respect to the last month of a fiscal quarter and any other subsequent date in which Borrower is requested to update such Schedules.

Section 3.26    FCPA and the Anti-Corruption Law. For the immediately preceding five year period, neither the Credit Parties nor any of their respective Subsidiaries nor, to the knowledge of any Responsible Officer of any Credit Party, any director, officer, agent, employee or other Person acting in such capacity on behalf of any Credit Party or any of their respective Subsidiaries, has taken any action, directly or indirectly, that would result in a violation by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), or any other applicable anti-corruption law. Each Credit Party has conducted its businesses in compliance with applicable anti-corruption laws, in all material respects, and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

Section 3.27    Canadian Pension Plans.

(a)    Each of the Canadian Pension Plans (if any) are funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Authorities and which are consistent with GAAP or IFRS, as applicable) in accordance with applicable Law.

(b)    Each of the Canadian Pension Plans (if any) is duly registered under the Canadian Income Tax Act and any other applicable pension and benefit Laws that require registration of a Canadian Pension Plan (collectively, the “Applicable Pension and Benefit Laws”), has been administered in all material respects in accordance with the Canadian Income Tax Act and such other Applicable Pension and Benefit Laws and no event has occurred which could reasonably be expected to cause the loss of such registered status.

(c)    All material obligations of each of the Credit Parties (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Canadian Pension Plans and the funding agreements therefor have been performed on a timely basis.

(d)    There are no material outstanding disputes concerning the assets of the Canadian Pension Plans.

(e)    Except as otherwise provided in Schedule 3.27, none of the Canadian Pension Plans contain or have ever contained a “defined benefit provision”, as that term is defined in subsection 147.1(1) of the Canadian Income Tax Act.

ARTICLE 4 — AFFIRMATIVE COVENANTS

Each Borrower agrees that, so long as any Credit Exposure exists:

Section 4.1    Financial Statements and Other Reports. Each Borrower will deliver to Agent (notwithstanding the below, Borrowers will be deemed to have furnished to Agent the information referred to in clauses (a), (c) and (d)(ii) if Borrowers have filed such reports and information with the SEC via the EDGAR system (or any successor system) and such reports and information are publicly available): (a) as soon as available, but no later than forty-five (45) days after the last day of each fiscal quarter, a company prepared consolidated and consolidating balance sheet, cash flow and income statement covering Borrowers’ and its Consolidated Subsidiaries’ consolidated operations during the period, prepared under GAAP or IFRS, as applicable, consistently applied, certified by a Responsible Officer and in a form reasonably acceptable to Agent; (b) together with the financial reporting package described in (a) above, evidence that appropriate and correct payroll payments were made to [REDACTED: The omitted text sets forth name of a company], with respect to employees of Novadaq Tech, and [REDACTED: The omitted text sets forth name of a company], with respect to employees of Novadaq Corp, as third party payroll processors; (c) as soon as available, but no later than ninety (90) days after the last day of Borrower’s fiscal year, audited consolidated and consolidating financial statements prepared under GAAP or IFRS, as applicable, consistently applied, together with an unqualified opinion (other than as a result of the upcoming maturity date of the Debt under this Agreement occurring within 12 months of the date of such audit) on the financial statements from KPMG or another independent certified public accounting firm acceptable to Agent in its reasonable discretion; (d) within five (5) days of delivery or filing thereof, (i) copies of all material statements, reports and notices made available to Borrower’s security holders or to any holders of Subordinated Debt and (ii) copies of all reports and other filings made by Borrower with any stock exchange on which any securities of any Borrower are traded and/or the SEC; (e) a prompt written report of any legal actions pending or threatened in writing against any Borrower or any of its Subsidiaries that could reasonably be expected to result in damages or costs to any Borrower or any of its Subsidiaries of $1,000,000 or more; (f) prompt written notice of an event that materially and adversely affects the value of any Intellectual Property the loss of which would reasonably be expected to cause a Material Adverse Effect; (g) within sixty (60) days after the start of each fiscal year, projections for the forthcoming two fiscal years, on a quarterly basis for the current year and on an annual basis for the subsequent year; and (h) promptly (and in any event within ten (10) days of any request therefor) such readily available other budgets, sales projections, operating plans and other financial information and information, reports or statements regarding the Borrowers, their business and the Collateral as Agent may from time to time reasonably request; provided, however, that reporting related to Regulatory Required Permits and/or Regulatory Reporting Events shall be governed by Section 4.17. Each Borrower will, within thirty (30) days after the last day of each month, deliver to Agent, a duly completed Compliance Certificate signed by a Responsible Officer setting forth calculations showing monthly cash and cash equivalents of Borrowers and Borrowers and their Consolidated Subsidiaries and, as applicable, compliance with the financial covenants set forth in this Agreement.    Each Borrower will, within fifteen (15) days after the last day of each month, deliver to Agent a duly completed Borrowing Base Certificate signed by a Responsible Officer, with aged listings of accounts receivable and accounts payable (by invoice date). Borrowers shall, within five (5) Business Days of any reasonable request by Agent, deliver to Agent a schedule of Eligible Accounts denoting the thirty (30) largest Account Debtors during calendar quarter most recently ended prior thereto.

Section 4.2    Payment and Performance of Obligations. Each Borrower (a) will pay and discharge, and cause each Subsidiary to pay and discharge, on a timely basis as and when due, all of their respective obligations and liabilities, except for such obligations and/or liabilities (i) that may be the subject of a Permitted Contest, and (ii) the nonpayment or nondischarge of which would not reasonably be expected to have a Material Adverse Effect or result in a Lien against any Collateral, except for Permitted Liens, (b) without limiting anything contained in the foregoing clause (a), pay all amounts due and owing in respect of Taxes (including without limitation, payroll and withholdings tax liabilities) on a timely basis as and when due, and in any case prior to the date on which any fine, penalty, interest, late charge or loss may be added thereto for nonpayment thereof, except for Permitted Contests, (c) will maintain, and cause each Subsidiary to maintain, in accordance with GAAP, or IFRS, as applicable, appropriate reserves for the accrual of all of their respective obligations and liabilities, and (d) will not breach or permit any Subsidiary to breach, or permit to exist any default under (after giving effect to any cure periods thereunder), the terms of any lease, commitment, contract, instrument or obligation to which it is a party, or by which its properties or assets are bound, except for such breaches or defaults which would not reasonably be expected to have a Material Adverse Effect.

Section 4.3    Maintenance of Existence. Subject to Section 9.2(e), each Borrower will preserve, renew and keep in full force and effect and in good standing, and will cause each Credit Party to preserve, renew and keep in full force and effect and in good standing (a) their respective existence and (b) their respective rights, privileges and franchises necessary in the normal conduct of business, except, in the case of this clause (b), where a failure to do so would not reasonably be expected to result in a Material Adverse Effect.

Section 4.4    Maintenance of Property; Insurance.

(a)    Each Borrower will keep, and will cause each Subsidiary to keep, all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted. If all or any part of the tangible Collateral useful or necessary in its business becomes damaged or destroyed, each Borrower will, and will cause each Subsidiary to, promptly repair and/or restore the affected Collateral in a good and workmanlike manner.

(b)    Upon completion of any Permitted Contest, Borrowers shall, and will cause each Subsidiary to, promptly pay the amount due, if any, and deliver to Agent proof of the completion of the contest and payment of the amount due, if any.

(c)    Each Borrower will maintain (i) casualty insurance on all real and personal property on an all risks basis (including the perils of flood, windstorm and quake), covering the repair and replacement cost of all such property and coverage, business interruption and rent loss coverages with extended period of indemnity and indemnity (for the period required by Agent from time to time) for extra expense, in each case without application of coinsurance and with agreed amount endorsements, (ii) general and professional liability insurance (including products/completed operations liability coverage), and (iii) such other insurance coverage, in each case against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts as are customarily carried under similar circumstances by such other Persons. All such insurance shall be provided by insurers having an A.M. Best policyholders rating.

(d)    Subject to Section 7.4, on or prior to the Closing Date, and at all times thereafter, each Borrower will cause Agent to be named as an additional insured, assignee and lender loss payee (which shall include, as applicable, identification as mortgagee), as applicable, on each insurance policy required to be maintained pursuant to this Section 4.4 pursuant to endorsements in form and substance acceptable to Agent. Borrowers shall deliver to Agent and the Lenders (i) on the Closing Date, a certificate from Borrowers’ insurance broker dated such date showing the amount of coverage as of such date, and that such policies will include effective waivers (whether under the terms of any such policy or otherwise) by the insurer of all claims for insurance premiums against all loss payees and additional insureds and all rights of subrogation against all loss payees and additional insureds, and that if all or any part of such policy is canceled, terminated or expires, the insurer will forthwith give notice thereof to each additional insured, assignee and loss payee and that no cancellation, reduction in amount or material change in coverage thereof shall be effective until at least thirty (30) days after receipt by each additional insured, assignee and loss payee of written notice thereof, (ii) on an annual basis, and upon the request of any Lender through Agent from time to time full information as to the insurance carried, (iii) within five (5) days of receipt of notice from any insurer, a copy of any notice of cancellation, nonrenewal or material change in coverage from that existing on the date of this Agreement, (iv) forthwith, notice of any cancellation or nonrenewal of coverage by any Borrower, and (v) at least 60 days prior to expiration of any policy of insurance, evidence of renewal of such insurance upon the terms and conditions herein required.

(e)    In the event any Borrower fails to provide Agent with evidence of the insurance coverage required by this Agreement, Agent may purchase insurance at Borrowers’ expense to protect Agent’s interests in the Collateral. This insurance may, but need not, protect such Borrower’s interests. The coverage purchased by Agent may not pay any claim made by such Borrower or any claim that is made against such Borrower in connection with the Collateral. Such Borrower may later cancel any insurance purchased by Agent, but only after providing Agent with evidence that such Borrower has obtained insurance as required by this Agreement. If Agent purchases insurance for the Collateral, Borrowers will be responsible for the documented costs of that insurance to the fullest extent provided by law, including interest and other charges imposed by Agent in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. Such documented costs of the insurance may be added to the Obligations. The costs of the insurance may be more than the cost of insurance such Borrower is able to obtain on its own.

Section 4.5    Compliance with Laws and Material Contracts. Each Borrower will comply, and cause each Subsidiary to comply, with the requirements of all applicable Laws and Material Contracts, except to the extent that failure to so comply would not reasonably be expected to (a) have a Material Adverse Effect, or (b) result in any Lien upon either (i) a material portion of the assets of any such Person in favor of any Governmental Authority, or (ii) any Collateral which is part of the Borrowing Base.

Section 4.6    Inspection of Property, Books and Records. Each Borrower will keep, and will cause each Subsidiary to keep, proper books of record substantially in accordance with GAAP or IFRS, as applicable, in which full, true and correct entries shall be made of all dealings and transactions in relation to its business and activities; and will permit, and will cause each Subsidiary to permit, at the sole cost of the applicable Borrower or any applicable Subsidiary, representatives of Agent and of any Lender to visit and inspect any of their respective properties, to examine and make abstracts or copies from any of their respective books and records, to conduct a collateral audit and analysis of their respective operations and the Collateral, to verify the amount and age of the Accounts, the identity and credit of the respective Account Debtors, to review the billing practices of Borrowers and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants as often as may reasonably be desired. In the absence of an Event of Default, such rights of Agent and Lenders pursuant to this Section 4.6 may only be exercised (a) after Agent or any Lender shall have given the applicable Borrower or any applicable Subsidiary commercially reasonable prior notice, (b) during normal business hours, and (c) except in the case of the initial borrowing base audit conducted in 2017, not more than twice per calendar year at the Borrower’s expense and the aggregate amount Borrowers shall be required to pay in respect of such audits and inspections (other than the initial borrowing base audit conducted in 2017) in any calendar year shall not exceed $75,000 in aggregate under this Agreement and the Affiliated Credit Agreement; provided, however, that the restrictions set forth in clauses (a)-(c) shall not apply during the existence and continuance of any Event of Default. No notice shall be required during the existence and continuance of any Default or any time during which Agent reasonably believes a Default exists.

Section 4.7    Use of Proceeds. Borrowers shall use the proceeds of the Loans solely for (a) transaction fees incurred in connection with the Financing Documents and the payment in full on the Closing Date of certain existing Debt, and (b) for working capital needs of Borrowers and their Subsidiaries. No portion of the proceeds of the Loans will be used for family, personal, agricultural or household use.

Section 4.8    Estoppel Certificates. After written request by Agent which, so long as no Event of Default has occurred and is continuing, shall be limited to one (1) such request per Fiscal Year, Borrowers, within fifteen (15) Business Days and at their expense, will furnish Agent with a statement, duly acknowledged and certified, setting forth (a) the amount of the original principal amount of the Notes, and the unpaid principal amount of the Notes, (b) the rate of interest of the Notes, (c) the date payments of interest and/or principal were last paid, (d) any offsets or defenses to the payment of the Obligations, and if any are alleged, the nature thereof, (e) that the Notes and this Agreement have not been modified or if modified, giving particulars of such modification, and (f) that there has occurred and is then continuing no Default or if such Default exists, the nature thereof, the period of time it has existed, and the action being taken to remedy such Default; provided that Agent shall have provided the Register to Borrower, upon Borrower’s request, prior to Borrower being required to furnish such statement to Agent. After written request by Agent, which, so long as no Event of Default has occurred and is continuing, shall be limited to one (1) such request per Fiscal Year, Credit Parties, within fifteen (15) Business Days and at their expense, will furnish Agent with a certificate, signed by a Responsible Officer of Borrowers, updating all of the representations and warranties contained in this Agreement and the other Financing Documents and certifying that all of the representations and warranties contained in this Agreement and the other Financing Documents, as updated pursuant to such certificate, are true, accurate and complete in all material respects as of the date of such certificate.

Section 4.9    Notices of Material Contracts, Litigation and Defaults.

(a)    Borrowers will provide written notice to Agent within three (3) Business Days of (1) any amendment, consent, waiver or other modification to any Material Contract which is material and adverse to the interest of the Lenders or which would reasonably be expected to result in a Material Adverse Effect or (2) receiving or delivering any notice of termination or material default or similar notice in connection with any Material Contract, and together with delivery of the next Compliance Certificate (included as an update to the such any schedule delivered therewith) delivered with respect to the last month of a fiscal quarter. Together with the delivery of the next Compliance Certificate delivered with respect to the last month of a fiscal quarter, Borrower will provide written notice to Agent of the execution of any new Material Contract and/or any new material amendment, consent, waiver or other modification to any Material Contract not previously disclosed.

(b)    Borrowers will give prompt written notice to Agent (i) of any litigation or governmental proceedings pending or threatened (in writing) against Borrowers or other Credit Party that would reasonably be expected to have a Material Adverse Effect with respect to Borrowers or any other Credit Party or that in any manner call into question the validity or enforceability of any Financing Document, (ii) upon any Borrower becoming aware of the existence of any Default or Event of Default, (iii) of any strikes or other labor disputes pending or, to any Borrower’s knowledge, threatened in writing against any Credit Party if such strike or other labor dispute would reasonably be expected to cause a Material Adverse Effect, (iv) if there is any infringement or claim of infringement by any other Person with respect to any Intellectual Property rights of any Credit Party that could reasonably be expected to have a Material Adverse Effect, or if there is any claim by any other Person that any Credit Party in the conduct of its business is infringing on the Intellectual Property rights of others, and (v) of all returns, recoveries, disputes and claims that involve more than $500,000.    Borrowers represent and warrant that Schedule 4.9 sets forth a complete list of all matters existing as of the Closing Date for which notice could be required under this Section and all litigation or governmental proceedings pending or threatened (in writing) against Borrowers or other Credit Party as of the Closing Date.

(c)    Borrower shall, and shall cause each Credit Party to, provide such further information (including copies of such documentation) as Agent or any Lender shall reasonably request with respect to any of the events or notices described in clauses (a) and (b) above. From the date hereof and continuing through the termination of this Agreement, Borrower shall, and shall cause each Credit Party to, use commercially reasonable efforts to make available to Agent and each Lender, without expense to Agent or any Lender, each Credit Party’s officers, employees and agents and books, to the extent that Agent or any Lender may deem them reasonably necessary to prosecute or defend any third-party suit or proceeding instituted by or against Agent or any Lender with respect to any Collateral or relating to a Credit Party.

Section 4.10    Hazardous Materials; Remediation.

(a)    If any release or disposal of Hazardous Materials shall occur or shall have occurred on any real property or any other assets of any Borrower or any other Credit Party, such Borrower will cause, or direct the applicable Credit Party to cause, the prompt containment and removal of such Hazardous Materials and the remediation of such real property or other assets as is necessary to comply with all Environmental Laws and Healthcare Laws and to preserve the value of such real property or other assets. Without limiting the generality of the foregoing, each Borrower shall, and shall cause each other Credit Party to, comply with each Environmental Law and Healthcare Law requiring the performance at any real property by any Borrower or any other Credit Party of activities in response to the release or threatened release of a Hazardous Material.

(b)    Borrowers will provide Agent within thirty (30) days after written demand therefor with a bond, letter of credit or similar financial assurance evidencing to the reasonable satisfaction of Agent that sufficient funds are available to pay the cost of removing, treating and disposing of any Hazardous Materials or Hazardous Materials Contamination and discharging any assessment which may be established on any property as a result thereof, such demand to be made, if at all, upon Agent’s reasonable business determination that the failure to remove, treat or dispose of any Hazardous Materials or Hazardous Materials Contamination, or the failure to discharge any such assessment could reasonably be expected to have a Material Adverse Effect.

Section 4.11    Further Assurances.

(a)    Each Borrower will, and will cause each Subsidiary to, at its own cost and expense, promptly and duly take, execute, acknowledge and deliver all such further acts, documents and assurances as may from time to time be necessary or as Agent or the Required Lenders may from time to time reasonably request in order to carry out the intent and purposes of the Financing Documents and the transactions contemplated thereby, including all such actions to (i) establish, create, preserve, protect and perfect a first priority Lien (subject only to the Affiliated Intercreditor Agreement and to Permitted Liens) in favor of Agent for itself and for the benefit of the Lenders on the Collateral (including Collateral acquired after the date hereof), and (ii) unless Agent shall agree otherwise in writing, cause all Subsidiaries of Borrowers (other than Excluded Foreign Subsidiaries) to be jointly and severally obligated with the other Borrowers under all covenants and obligations under this Agreement, including the obligation to repay the Obligations.

(b)    Upon receipt of an affidavit of an authorized representative of Agent or a Lender as to the loss, theft, destruction or mutilation of any Note or any other Financing Document which is not of public record, and, in the case of any such mutilation, upon surrender and cancellation of such Note or other applicable Financing Document, Borrowers will issue, in lieu thereof, a replacement Note or other applicable Financing Document, dated the date of such lost, stolen, destroyed or mutilated Note or other Financing Document in the same principal amount thereof and otherwise of like tenor.

(c)    Subject to Section 7.4, upon the request of Agent, Borrowers shall obtain a landlord’s agreement or mortgagee agreement, as applicable, from the lessor of each leased property or mortgagee of owned property with respect to the Books and Records Location, the Manufacturing Location and any other business location where Collateral with an aggregate value in excess of $250,000 (or solely in the case of a customer location (including any hospital) where Equipment is located and no Inventory or other Collateral is stored, $1,000,000) is located, which agreement or letter shall be reasonably satisfactory in form and substance to Agent. Borrowers shall timely and fully pay and perform its material obligations under all leases and other agreements with respect to each leased location where any Collateral, or any records related thereto, is or may be located.

(d)    Borrower shall provide Agent with at least ten (10) Business Days (or such shorter period as Agent may accept in its sole discretion) prior written notice of its intention to create (or to the extent permitted under this Agreement, acquire) a new Subsidiary. Upon the formation (or to the extent permitted under this Agreement, acquisition) of a new Subsidiary, Borrowers shall promptly (but in any event within ten (10) Business Days) (i) pledge, have pledged or cause or have caused to be pledged to Agent pursuant to a pledge agreement in form and substance satisfactory to Agent, all of the outstanding shares of equity interests or other equity interests of such new Subsidiary owned directly or indirectly by any Borrower, along with undated stock or equivalent powers for such certificates, executed in blank; (ii) unless Agent shall agree otherwise in writing, cause the new Subsidiary (other than an Excluded Foreign Subsidiary) to take such other actions (including entering into or joining any Security Documents) as are necessary in the reasonable opinion of Agent in order to grant Agent, acting on behalf of the Lenders, a first priority Lien (subject to the Affiliated Intercreditor Agreement) on all real and personal property of such Subsidiary in existence as of such date and in all after acquired property, which first priority Liens are required to be granted pursuant to this Agreement; (iii) unless Agent shall agree otherwise in writing, cause such new Subsidiary (other than an Excluded Foreign Subsidiary) to either (at the election of Agent) become a Borrower hereunder with joint and several liability for all obligations of Borrowers hereunder and under the other Financing Documents pursuant to a joinder agreement or other similar agreement in form and substance reasonably satisfactory to Agent or to become a Guarantor of the obligations of Borrowers hereunder and under the other Financing Documents pursuant to a guaranty and suretyship agreement in form and substance satisfactory to Agent;

and (iv) cause the new Subsidiary (other than Excluded Foreign Subsidiary) to deliver certified copies of such Subsidiary’s certificate or articles of incorporation, together with good standing certificates, by-laws (or other operating agreement or governing documents), resolutions of the Board of Directors or other governing body, approving and authorizing the execution and delivery of the Security Documents, incumbency certificates and to execute and/or deliver such other documents and legal opinions or to take such other actions as may be requested by Agent, in each case, in form and substance satisfactory to Agent (collectively, the “Joinder Requirements”).

(e)    If, at the end of any Defined Period, Net Revenue attributable solely to Borrowers (and not, for the avoidance of doubt, to any Excluded Foreign Subsidiary) for such Defined Period shall be less than the required minimum Net Revenue amount set forth for such Defined Period on Schedule 6.2, Borrower shall promptly (and in any event with thirty (30) days of the date on which financial statements were delivered in respect of such Defined Period pursuant to Section 4.1(a)) cause each Excluded Foreign Subsidiary designated by Agent, in its reasonable discretion, to comply with the Joinder Requirements. Following any such joinder, such Subsidiary shall no longer be an Excluded Foreign Subsidiary and shall be a Credit Party for all purposes hereunder and under the other Financing Documents.

(f)    Each Credit Party further agrees to comply, and cause its respective Subsidiaries to comply with the following requirements with respect to the Excluded Foreign Subsidiaries: (i) the total amount of cash and cash equivalents held by Excluded Foreign Subsidiaries shall not exceed [REDACTED: The omitted text sets forth a numerical value] in the aggregate, at any time; and (ii) the value of the assets of all the Excluded Foreign Subsidiaries (excluding all cash and cash equivalents and all accounts receivable of such Excluded Foreign Subsidiaries), in the aggregate for all such Excluded Foreign Subsidiaries, shall not, at any time, exceed [REDACTED: The omitted text sets forth a numerical value].

(g)    Following (a) the occurrence and continuation of an Event of Default and (b) the exercise by Agent of any right, option or remedy provided for hereunder, under any Financing Document or at law or in equity, Credit Parties shall cause each Excluded Foreign Subsidiary to declare and pay to the applicable Credit Party the maximum amount of dividends and other distributions in respect of its capital stock or other equity interest legally permitted to be paid by each such Excluded Foreign Subsidiary; provided that such Excluded Foreign Subsidiary shall be able to retain for working capital purposes such other amounts used by such Excluded Foreign Subsidiaries in the Ordinary Course of Business and as are reasonable necessary for its operations based on its current projections, as provided to the Agent pursuant to Section 4.1.

Section 4.12    Reserved.

Section 4.13    Power of Attorney. Each of the authorized representatives of Agent is hereby irrevocably made, constituted and appointed the true and lawful attorney for Borrowers (without requiring any of them to act as such) with full power of substitution to do the following, following the occurrence and continuation of an Event of Default: (a) endorse the name of Borrowers upon any and all checks, drafts, money orders, and other instruments for the payment of money that are payable to Borrowers and constitute collections on Borrowers’ Accounts; (b) so long as Agent has provided not less than three (3) Business Days’ prior written notice to Borrower to perform the same and Borrower has failed to take such action, execute in the name of Borrowers any schedules, assignments, instruments, documents, and statements that Borrowers are obligated to give Agent under this Agreement; (c) take any action Borrowers are required to take under this Agreement; (d) so long as Agent has provided not less than three (3) Business Days’ prior written notice to Borrower to perform the same and Borrower has failed to take such action, do such other and further acts and deeds in the name of Borrowers that Agent may deem necessary or desirable to enforce any Account or other Collateral or perfect Agent’s security interest or

Lien in any Collateral; and (e) do such other and further acts and deeds in the name of Borrowers that Agent may deem necessary or desirable to enforce its rights with regard to any Account or other Collateral. This power of attorney shall be irrevocable and coupled with an interest.

Section 4.14    Borrowing Base Collateral Administration.

(a)    All data and other information relating to Accounts and other intangible Collateral shall at all times be kept by Borrowers, at their respective principal offices and shall not be moved from such locations without providing prior written notice to Agent and complying with the provisions of Section 4.11(c).

(b)    Borrowers shall provide prompt written notice to each Person who either is currently an Account Debtor or becomes an Account Debtor at any time following the date of this Agreement that directs each Account Debtor to make payments into the Lockbox, and hereby authorizes Agent, upon Borrowers’ failure to send such notices within ten (10) Business Days after the date of this Agreement (or ten (10) Business Days after the Person becomes an Account Debtor), to send any and all similar notices to such Person. Following the occurrence and continuation of an Event of Default, Agent reserves the right to notify Account Debtors that Agent has been granted a Lien upon all Accounts.

(c)    Borrowers will conduct a physical count of the Inventory at least twice per year and (if any Event of Default is continuing) at such other times as Agent requests, and Borrowers shall provide to Agent a written accounting of such physical count in form and substance reasonably satisfactory to Agent. Each Borrower will use commercially reasonable efforts to at all times keep its Inventory in good and marketable condition. In addition to the foregoing, from time to time, Agent may require Borrowers to obtain and deliver to Agent appraisal reports in form and substance and from appraisers reasonably satisfactory to Agent stating the then current fair market values of all or any portion of Inventory owned by each Borrower or any Credit Party.

(d)    In addition to the foregoing, from time to time, Agent may require Borrowers to obtain and deliver to Agent appraisal reports in form and substance and from appraisers reasonably satisfactory to Agent stating the then current fair market values of all or any portion of the Collateral, provided that, unless an Event of Default shall have occurred and be continuing, Borrowers shall only have to pay the costs of two (2) such appraisal per calendar year.

Section 4.15    Schedule Updates. Borrower shall, in the event of any information in the Schedules becoming inaccurate, incomplete or misleading, deliver to Agent, together with the next Compliance Certificate required to be delivered under this Agreement with respect to the last month of a fiscal quarter after such event a proposed update to the Schedules correcting all outdated, inaccurate, incomplete or misleading information; provided, however, (i) with respect to any proposed updates to the Schedules involving Permitted Liens, Permitted Debt or Permitted Investments, Agent will replace the respective Schedule attached hereto with such proposed update only if such updated information is consistent with the definitions of and limitations herein pertaining to Permitted Liens, Permitted Debt or Permitted Investments and (ii) with respect to any proposed updates to such Schedule involving other matters, Agent will replace the applicable portion of such Schedule attached hereto with such proposed update upon Agent’s approval thereof.

Section 4.16    Intellectual Property and Licensing.

(a)    Together with each Compliance Certificate required to be delivered pursuant to Section 4.1with respect to the last month of a fiscal quarter to the extent (i) Borrower acquires and/or develops any new Registered Intellectual Property, (ii) Borrower enters into or becomes bound by any additional in-bound license or sublicense agreement, any additional exclusive out-bound license or sublicense agreement or other agreement with respect to rights in Intellectual Property (other than over-the-counter software that is commercially available to the public), or (iii) there occurs any other material change in Borrower’s Registered Intellectual Property, in-bound licenses or sublicenses or exclusive out-bound licenses or sublicenses from that listed on Schedule 3.19, in each case, after the delivery of the last Compliance Certificate delivered with respect to the last month of a fiscal quarter, such Borrower shall deliver to Agent an updated Schedule 3.19 reflecting such updated information; provided that in the case of clause (i) above, for the first three quarters of each fiscal year, Borrower shall be required to provide information regarding such new Registered Intellectual property solely to the extent it is registered in North America and such information may be provided in the form provided to Agent in connection with the Perfection Certificate prior to the Closing Date. With respect to any updates to Schedule 3.19 involving exclusive out-bound licenses or sublicenses, such licenses shall be consistent with the definitions of and limitations herein pertaining to Permitted Licenses.

(b)    If Borrower obtains any Registered Intellectual Property (other than copyrights and related applications, which are addressed below), Borrower shall, together with each Compliance Certificate required to be delivered pursuant to Section 4.1 with respect to the last month of a fiscal quarter, execute such documents and provide such other information (including, without limitation, copies of applications) and take such other actions as Agent shall request in its reasonable discretion to perfect and maintain a first priority perfected security interest in favor of Agent, for the ratable benefit of Lenders, in such Registered Intellectual Property.

(c)    Borrower shall use its commercially reasonable efforts to take such steps as Agent reasonably requests to obtain the consent of, or waiver by, any person whose consent or waiver is necessary for (x) all licenses or agreements to be deemed “Collateral” and for Agent to have a security interest in it that might otherwise be restricted or prohibited by the terms of any such license or agreement, whether now existing or entered into in the future, and (y) Agent to have the ability in the event of a liquidation of any Collateral to dispose of such Collateral in accordance with Agent’s rights and remedies under this Agreement and the other Financing Documents.

(d)    Borrower shall own, or be licensed to use or otherwise have the right to use, all Material Intangible Assets. Borrower shall cause all Registered Intellectual Property to be duly and properly registered, filed or issued in the appropriate offices and jurisdictions for such registrations, filings or issuances, except where the failure to do so would not reasonably be expected to result in a Material Adverse Effect. Borrower shall at all times conduct its business without knowingly infringing on any Intellectual Property rights of others. Each Borrower shall (i) use commercially reasonable efforts to protect, defend and maintain the validity and enforceability of its Material Intangible Assets, (ii) promptly notify Agent in writing of material infringements of its Material Intangible Assets by others, or of any material claim of infringement made against a Credit Party related to the Intellectual Property rights of others that, in each case, could reasonably be expected to have a Material Adverse Effect, and (iii) except in the case of any Permitted Asset Disposition pursuant to clause (d) of the definition thereof, prevent all Material Intangible Assets from being abandoned, invalidated, forfeited or dedicated to the public or becoming unenforceable. Borrower shall not become a party to, nor become bound by, any material license or other agreement with respect to which Borrower is the licensee that prohibits or otherwise restricts Borrower from granting a security interest in Borrower’s interest in such license or agreement or other property.

Section 4.17    Regulatory Reporting and Covenants

(a)    Borrower shall notify Agent and each Lender promptly, and in any event within 10 Business Days, after receiving a written notice of or otherwise becoming aware of or determining that any of the following has occurred and would reasonably be expected to cause a Material Adverse Effect (each, a “Regulatory Reporting Event” and collectively, the “Regulatory Reporting Events”): (i) any Governmental Authority, specifically including the FDA is conducting or has conducted (A) if applicable, an investigation of any of Borrower’s or its Subsidiaries’ manufacturing facilities and processes for any Product which investigation has disclosed any material deficiencies or violations of Laws and/or the Regulatory Required Permits related thereto or (B) an investigation or review of any Regulatory Required Permit (other than routine reviews in the Ordinary Course of Business associated with the renewal of a Regulatory Required Permit), (ii) development, testing, and/or manufacturing of any Product that is material to the Credit Parties business (taken as a whole) should cease, (iii) if a Product that is material to the Credit Parties business (taken as a whole) has been approved for marketing and sale, any marketing or sales of such Product should cease or such Product should be withdrawn from the marketplace, (iv) any Regulatory Required Permit has been revoked or withdrawn, (v) adverse clinical test results with respect to any Product have been obtained, (vi) any Product recalls or voluntary Product withdrawals from any market (other than discrete batches or lots that are not material in quantity or amount and are not made in conjunction with a larger recall) have occurred or (vii) any significant failures in the manufacturing of any Product such that the amount of such Product successfully manufactured in accordance with all specifications thereof and the required payments to be made to Borrower therefor in any quarter shall decrease significantly with respect to the quantities of such Product and payments produced in the prior quarter. Borrower shall provide to Agent or any Lender such further information (including copies of such documentation) as Agent or any Lender may reasonably request with respect to any such Regulatory Reporting Event.

(b)    Borrower shall, and shall cause each Credit Party to, obtain all Regulatory Required Permits necessary for compliance in all material respects with Laws with respect to testing, manufacturing, developing, selling or marketing of Products and shall, and shall cause each Credit Party to, maintain and comply in all material respects with all such Regulatory Required Permits, the noncompliance with which could have a Material Adverse Effect. In the event Borrower or any Credit Party obtains any new material Regulatory Required Permit or any information on the Schedule 8.2(a) becomes outdated, inaccurate, incomplete or misleading, Borrower shall, together with the next Compliance Certificate required to be delivered under this Agreement after such event, provide Agent with an updated Schedule 8.2(a) including such updated information.

ARTICLE 5 - NEGATIVE COVENANTS

Each Borrower agrees that, so long as any Credit Exposure exists:

Section 5.1    Debt; Contingent Obligations. No Borrower will, or will permit any Subsidiary to, directly or indirectly, create, incur, assume, guarantee or otherwise become or remain directly or indirectly liable with respect to, any Debt, except for Permitted Debt. No Borrower will, or will permit any Subsidiary to, directly or indirectly, create, assume, incur or suffer to exist any Contingent Obligations, except for Permitted Contingent Obligations.

Section 5.2    Liens. No Borrower will, or will permit any Subsidiary to, directly or indirectly, create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except for Permitted Liens.

Section 5.3    Distributions. No Borrower will, or will permit any Subsidiary to, directly or indirectly, declare, order, pay, make or set apart any sum for any Distribution, except for Permitted Distributions.

Section 5.4    Restrictive Agreements. No Borrower will, or will permit any Subsidiary to, directly or indirectly (a) enter into or assume any agreement (other than the Financing Documents, the Affiliated Financing Documents, and any agreements for purchase money debt permitted under clause (c) of the definition of Permitted Debt) prohibiting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired, or (b) create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind (except as provided by the Financing Documents and the Affiliated Financing Documents) on the ability of any Subsidiary to: (i) pay or make Distributions to any Borrower or any Subsidiary; (ii) pay any Debt owed to any Borrower or any Subsidiary; (iii) make loans or advances to any Borrower or any Subsidiary; or (iv) transfer any of its property or assets to any Borrower or any Subsidiary.

Section 5.5    Payments and Modifications of Subordinated Debt. No Borrower will, or will permit any Subsidiary to, directly or indirectly (a) declare, pay, make or set aside any amount for payment in respect of Subordinated Debt, except for payments made in full compliance with and expressly permitted under the Subordination Agreement, (b) amend or otherwise modify the terms of any Subordinated Debt, except for amendments or modifications made in full compliance with the Subordination Agreement, (c) declare, pay, make or set aside any amount for payment in respect of any Debt hereinafter incurred that, by its terms, or by separate agreement, is subordinated to the Obligations, except for payments made in full compliance with and expressly permitted under the subordination provisions applicable thereto, or (d) amend or otherwise modify the terms of any such Debt if the effect of such amendment or modification is to (i) increase the interest rate or fees on, or change the manner or timing of payment of, such Debt, (ii) accelerate or shorten the dates upon which payments of principal or interest are due on, or the principal amount of, such Debt, (iii) change in a manner adverse to any Credit Party or Agent any event of default or add or make more restrictive any covenant with respect to such Debt, (iv) change the prepayment provisions of such Debt or any of the defined terms related thereto, (v) change the subordination provisions thereof (or the subordination terms of any guaranty thereof), or (vi) change or amend any other term if such change or amendment would materially increase the obligations of the obligor or confer additional material rights on the holder of such Debt in a manner adverse to Borrowers, any Subsidiaries, Agent or Lenders. Borrowers shall, prior to entering into any such amendment or modification, deliver to Agent reasonably in advance of the execution thereof, any final or execution form copy thereof.

Section 5.6    Consolidations, Mergers and Sales of Assets; Change in Control.

(a)    No Borrower will, or will permit any Subsidiary to, directly or indirectly consolidate or merge or amalgamate with or into any other Person other than (i) consolidations or mergers among Borrowers where a Borrower is the surviving entity, (ii) consolidations or mergers among a Guarantor and a Borrower so long as the Borrower is the surviving entity, (iii) consolidations or mergers among Guarantors where a Guarantor is the surviving entity and (iv) consolidations or mergers among Excluded Foreign Subsidiaries.

(b)    No Borrower will, or will permit any Subsidiary to, directly or indirectly consummate any Asset Dispositions other than Permitted Asset Dispositions.

(c)    No Borrower will suffer or permit to occur any Change in Control.

Section 5.7    Purchase of Assets, Investments. No Borrower will, or will permit any Subsidiary to, directly or indirectly (a) without limiting clause (c) below, acquire or enter into any agreement to acquire any assets other than in the Ordinary Course of Business or as permitted under the definition of Permitted Investments; (b) engage or enter into any agreement to engage in any joint venture or partnership with any other Person; or (c) acquire or own or enter into any agreement to acquire or own any Investment other than a Permitted Investment.

Section 5.8    Transactions with Affiliates. Except as otherwise disclosed on Schedule 5.8, and except for transactions that are disclosed to Agent in advance of being entered into and which contain terms that are no less favorable to the applicable Borrower or any Subsidiary, as the case may be, than those which might be obtained from a third party not an Affiliate of any Credit Party, no Borrower will, or will permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of any Borrower; provided that, with respect to the transfer pricing and inventory sales transactions set forth on Schedule 5.8 on the Closing Date, such transactions shall be in the Ordinary Course of Business and on terms materially the same as those in place on the Closing Date.

Section 5.9    Modification of Organizational Documents. No Borrower will, or will permit any Subsidiary to, directly or indirectly, amend or otherwise modify any Organizational Documents of such Person, except for Permitted Modifications.

Section 5.10    Modification of Certain Agreements. No Borrower will, or will permit any Subsidiary to, directly or indirectly, (i) amend or otherwise modify any Material Contract, which amendment or modification in any case: (a) is contrary to the terms of this Agreement or any other Financing Document; or (b) could reasonably be expected to be materially adverse to the rights, interests or privileges of Agent or the Lenders or their ability to enforce the same, or (ii) without the prior written consent of Agent, amend or otherwise modify any Affiliated Financing Document.

Section 5.11    Conduct of Business. No Borrower will, or will permit any Subsidiary to, directly or indirectly, engage in any line of business other than those businesses engaged in on the Closing Date and businesses reasonably related thereto. No Borrower will, or will permit any Subsidiary to, other than in the Ordinary Course of Business, change its normal billing payment and reimbursement policies and procedures with respect to its Accounts (including, without limitation, the amount and timing of finance charges, fees and write-offs).

Section 5.12    Reserved.

Section 5.13    Limitation on Sale and Leaseback Transactions. No Borrower will, or will permit any Subsidiary to, directly or indirectly, enter into any arrangement with any Person whereby, in a substantially contemporaneous transaction, any Borrower or any Subsidiaries sells or transfers all or substantially all of its right, title and interest in an asset and, in connection therewith, acquires or leases back the right to use such asset.

Section 5.14    Deposit Accounts and Securities Accounts; Payroll and Benefits Accounts.

(a)    No Borrower will, or will permit any Subsidiary (except Excluded Foreign Subsidiaries) to, directly or indirectly, establish any new Deposit Account or Securities Account without prior written notice to Agent, and unless Agent, such Borrower or such Subsidiary and the bank, financial institution or securities intermediary at which the account is to be opened enter into a Deposit Account Control Agreement or Securities Account Control Agreement prior to or concurrently with the establishment of such Deposit Account or Securities Account.

(b)    Borrowers represent and warrant that Schedule 5.14 lists all of the Deposit Accounts and Securities Accounts of each Borrower. The provisions of this Section requiring Deposit Account Control Agreements shall not apply to (i) Cash Collateral Accounts, (ii) Deposit Accounts of

Excluded Foreign Subsidiaries, (iii) Deposit Accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrowers’ employees and identified to Agent by Borrowers as such, (iv) subject to Section 7.4, the Barclays Account; provided that no additional amounts shall be deposited or invested in such account by Borrower or its Subsidiaries following the Closing Date, and (v) other petty cash accounts holding deposits in an amount not in excess of $50,000 on an individual basis and $100,000 in the aggregate (clauses (i)-(v), collectively, “Excluded Accounts”)

(c)    At all times that any Obligations or Affiliated Obligations remain outstanding, Borrower shall maintain one or more separate Deposit Accounts to hold any and all amounts to be used for payroll, payroll taxes and other employee wage and benefit payments, and shall not commingle any monies allocated for such purposes with funds in any other Deposit Account; provided, however, that the aggregate balance in such accounts does not exceed the amount necessary to make the next two (2) immediately succeeding payroll, payroll tax or benefit payments (or such minimum amount as may be required by any requirement of Law with respect to such accounts).

Section 5.15    Compliance with Anti-Terrorism Laws. Agent hereby notifies Borrowers that pursuant to the requirements of Anti-Terrorism Laws, and Agent’s policies and practices, Agent is required to obtain, verify and record certain information and documentation that identifies Borrowers and their principals, which information includes the name and address of each Borrower and its principals and such other information that will allow Agent to identify such party in accordance with Anti-Terrorism Laws. No Borrower will, or will permit any Subsidiary to, directly or indirectly, knowingly enter into any Material Contracts with any Blocked Person or any Person listed on the OFAC Lists. Each Borrower shall immediately notify Agent if such Borrower has knowledge that any Borrower, any additional Credit Party or any of their respective Affiliates or agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement is or becomes a Blocked Person or (a) is convicted on, (b) pleads nolo contendere to, (c) is indicted on, or (d) is arraigned and held over on charges involving money laundering or predicate crimes to money laundering. No Borrower will, or will permit any Subsidiary to, directly or indirectly, (i) conduct any business or engage in any transaction or dealing with any Blocked Person, including, without limitation, the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law, or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or other Anti-Terrorism Law.

Section 5.16    Change in Accounting. No Borrower shall, and no Borrower shall suffer or permit any of its Subsidiaries to, (i) make any significant change in accounting treatment or reporting practices, except as permitted or required by GAAP or IFRS, as applicable, (ii) change its accounting treatment or reporting practices hereunder from GAAP to IFRS or from IFRS to GAAP without providing Agent (x) prior written notice of such change and (y) for the reporting period immediately following such change, such documentation as Agent may from time to time reasonably request setting forth in comparative form the corresponding figures for the corresponding period under the previously used accounting principles or (iii) change the fiscal year or method for determining fiscal quarters of any Credit Party or of any consolidated Subsidiary of any Credit Party.

ARTICLE 6 - FINANCIAL COVENANTS

Section 6.1    Additional Defined Terms. The following additional definitions are hereby appended to Section 1.1 of this Agreement:

“Defined Period” means, for purposes of calculating the minimum Net Revenue, for any given calendar quarter, the four (4) consecutive calendar quarter period ending on the last day of such calendar quarter.

“Net Revenue” means, for any period, the consolidated net revenue of Borrowers’ and their Consolidated Subsidiaries, as determined in accordance with IFRS (as the same is in effect on the Closing Date and without giving effect to any subsequent amendments thereto); provided that in no event shall Net Revenue include (a) any upfront and milestone payments or similar non-recurring payment made in connection with any commercial contract received by such Borrower or Subsidiary or (b) any revenue generated by Borrower or its Subsidiaries from (i) sales of Products related to [REDACTED: The omitted text contains a product name] or (ii) the licensing of any technology or Intellectual Property related solely to [REDACTED: The omitted text contains a product name].

Section 6.2    Minimum Net Revenue. Borrower shall not permit its consolidated Net Revenue for any Defined Period, as tested quarterly on the last day of the applicable Defined Period, to be less than the minimum amount set forth on Schedule 6.2 for such Defined Period. A breach of a financial covenant contained in this Section 6.2 shall be deemed to have occurred as of any date of determination by Agent or as of the last day of any specified Defined Period, regardless of when the financial statements reflecting such breach are delivered to Agent.

Section 6.3    Evidence of Compliance. Borrowers shall furnish to Agent, as required by Section 4.1, a Compliance Certificate as evidence of (x) the monthly cash and cash equivalents of Borrowers and Borrowers and their Consolidated Subsidiaries, (y) as applicable, of Borrowers’ compliance with the covenants in this Article, and (z) that no Event of Default specified in this Article has occurred. The Compliance Certificate shall include, without limitation, (a) a statement and report, on a form reasonably approved by Agent, detailing Borrowers’ calculations, and (b) if requested by Agent, back-up documentation (including, without limitation, bank statements, invoices, receipts and other evidence of costs incurred during such month as Agent shall reasonably require) evidencing the propriety of the calculations.

ARTICLE 7 - CONDITIONS

Section 7.1    Conditions to Closing. The obligation of each Lender to take, fulfill, or perform any action hereunder shall be subject to the receipt by Agent of each agreement, document and instrument set forth on the closing checklist prepared by Agent or its counsel, each in form and substance reasonably satisfactory to Agent, and such other closing deliverables reasonably requested by Agent and Lenders, and to the satisfaction of the following conditions precedent, each to the satisfaction of Agent and Lenders:

(a)    the payment of all fees, expenses and other amounts due and payable under each Financing Document; and

(b)    since December 31, 2015, the absence of any Material Adverse Effect.

Each Lender, by delivering its signature page to this Agreement, shall be deemed to have acknowledged receipt of, and consented to and approved, each Financing Document, each additional Operative Document and each other document, agreement and/or instrument required to be approved by Agent, Required Lenders or Lenders, as applicable, on the Closing Date.

Section 7.2    Conditions to Each Loan. The obligation of the Lenders to make a Loan or an advance in respect of any Loan (including the initial Loans), is subject to the satisfaction of the following additional conditions:

(a)    (i) in the case of the initial borrowing of Revolving Loans, receipt by Agent of a Notice of Borrowing (or telephonic notice if permitted by this Agreement) and the initial Borrowing Base Certificate and (ii) in the case of each subsequent borrowing of a Revolving Loan, receipt by Agent of a Notice of Borrowing (or telephonic notice if permitted by this Agreement) and updated Borrowing Base Certificate,

(b)    the fact that, immediately after such borrowing and after application of the proceeds thereof or after such issuance, the Revolving Loan Outstandings will not exceed the Revolving Loan Limit;

(c)    the satisfaction by Borrowers of the post-closing obligations set forth in paragraphs (1) and (2) of Schedule 7.4.

(d)    the fact that, immediately before and after such advance or issuance, no Default or Event of Default shall have occurred and be continuing;

(e)    for Loans made on the Closing Date, the fact that the representations and warranties of each Credit Party contained in the Financing Documents shall be true, correct and complete in all material respects on and as of the Closing Date, except to the extent that any such representation or warranty relates to an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, provided, however, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof;

(f)    for Loans made after the Closing Date, the fact that the representations and warranties of each Credit Party contained in the Financing Documents shall be true, correct and complete in all material respects on and as of the date of such borrowing or issuance, except to the extent that any such representation or warranty relates to an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date; provided, however, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and

(g)    the absence of any fact, event or circumstance that could reasonably be expected to result in a Material Adverse Effect.

Each giving of a Notice of Borrowing hereunder and each acceptance by any Borrower of the proceeds of any Loan made hereunder shall be deemed to be (y) a representation and warranty by each Borrower on the date of such notice or acceptance as to the facts specified in this Section, and (z) a restatement by each Borrower that each and every one of the representations made by it in any of the Financing Documents is true and correct as of such date in all material respects (except to the extent that such representations and warranties expressly relate solely to an earlier date), provided that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof.

Section 7.3    Searches. Before the Closing Date, and thereafter (as and when determined by Agent in its reasonable discretion), Agent shall have the right to perform, all at Borrowers’ expense, the searches described in clauses (a), (b), and (c) below against Borrowers and any other Credit Party:

(a) UCC and PPSA searches with the appropriate entity in the jurisdiction in which the applicable Person is organized; (b) judgment, pending litigation, federal tax lien, personal property tax lien, and corporate and partnership tax lien searches, in each jurisdiction searched under clause (a) above; and (c) searches of applicable corporate, limited liability company, partnership and related records to confirm the continued existence, organization and good standing of the applicable Person and the exact legal name under which such Person is organized.

Section 7.4    Post-Closing Requirements. Borrowers shall complete each of the post-closing obligations and/or provide to Agent each of the documents, instruments, agreements and information listed on Schedule 7.4 attached hereto on or before the date set forth for each such item thereon, each of which shall be completed or provided in form and substance satisfactory to Agent.

ARTICLE 8 – REGULATORY MATTERS

Section 8.1    Reserved.

Section 8.2    Representations and Warranties. To induce Agent and Lenders to enter into this Agreement and to make credit accommodations contemplated hereby, Borrowers hereby represent and warrant to Agent and each Lender as follows:

(a)    Disclosure. All of Borrower’s commercialized Products and other material Products and Regulatory Required Permits (limited to those Regulatory Required Permits the loss of which would reasonably be expected to have a Material Adverse Effect) are listed on Schedule 8.2(a) (as updated from time to time pursuant to Section 4.15).

(b)    Permits. Borrowers have (i) each material Permit and other material rights from, and have made all material declarations and filings with, all applicable Governmental Authorities, all self-regulatory authorities and all courts and other tribunals that are necessary to engage in the ownership, management and operation of the business or the assets of any Borrower, and (ii) no knowledge that any Governmental Authority is considering limiting, suspending or revoking any Permit the loss of which would reasonably be expected to have a Material Adverse Effect. Borrower has delivered to Agent a copy of all Permits requested by Agent as of the date hereof or to the extent requested by Agent pursuant to Section 4.17. All such Permits are valid and in full force and effect and Borrowers are in material compliance with the terms and conditions of all such Permits, except where failure to be in such compliance or for a Permit to be valid and in full force and effect would not reasonably be expected to have a Material Adverse Effect.

(c)    Regulatory Required Permits. With respect to any Product or service, (i) Borrower and its Subsidiaries have received, and such Product or service is the subject of, all Regulatory Required Permits needed in connection with the testing, manufacture, marketing or sale of such Product or conduct of such service as currently being conducted by or on behalf of Borrowers, and have provided Agent and each Lender with all notices and other information required by Section 4.17, and no Borrower has received any notice from any applicable Governmental Authority, specifically including the FDA, that such Governmental Authority is conducting a material investigation or review of any such Regulatory Required Permit or approval or that any such Regulatory Required Permit has been revoked or withdrawn, nor has any such Governmental Authority issued any final and binding order or recommendation stating that such marketing or sales of such Product or conduct of such service cease or that such Product or service be withdrawn from the marketplace, and (ii) such Product is being tested, manufactured, marketed or sold, as the case may be, in material compliance with all applicable Laws and Regulatory Required Permits, and Borrower has not received any notice from any applicable Governmental Authority, specifically including the FDA, that such Governmental Authority is conducting a material investigation or review of (A) Borrower’s manufacturing facilities and processes for such Product which have disclosed any material deficiencies or violations of Laws (including Healthcare Laws) and/or the Regulatory Required Permits related to the manufacture of such Product, or (B) any such Regulatory Required Permit or that any such Regulatory Required Permit has been revoked or withdrawn, nor has any such Governmental Authority issued any order or recommendation stating that the development, testing and/or manufacturing of such Product by Borrower should cease.

(d)    Healthcare and Regulatory Events.

(i)    None of the Borrowers are in violation of any Healthcare Laws, except where any such violation would not reasonably be expected to have a Material Adverse Effect.

(ii)    As of the Closing Date, there have been no Regulatory Reporting Events.

(iii)    No Borrower is participating in any Third Party Payor Program.

(iv)    To each Borrower’s knowledge, none of such Borrower’s officers, directors, employees, shareholders, agents or affiliates has made an untrue statement of material fact or fraudulent statement to the FDA or failed to disclose a material fact required to be disclosed to the FDA, committed an act, made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Regulation 46191 (September 10, 1991).

(v)    Borrower has not received any written notice that any Governmental Authority, including without limitation the FDA, the DEA, the Office of the Inspector General of HHS or the United States Department of Justice has commenced or threatened to initiate any action against a Credit Party, any action to enjoin a Credit Party, their officers, directors, employees, shareholders or their agents and Affiliates, from conducting their businesses at any facility owned or used by them or for any material civil penalty, injunction, seizure or criminal action.

(vi)    Except as would not reasonably be expected to result in a Material Adverse Effect, Borrower has not received from the FDA or the DEA, a Warning Letter, Form FDA-483, “Untitled Letter,” other correspondence or notice setting forth allegedly objectionable observations or alleged violations of laws and regulations enforced by the FDA or the DEA, or any comparable correspondence from any foreign, state or local authority responsible for regulating drug products and establishments, or any comparable correspondence from any foreign counterpart of the FDA or the DEA, or any comparable correspondence from any foreign counterpart of any state or local authority with regard to any Product or the manufacture, processing, packing, or holding thereof.

(vii)    Except as would not reasonably be expected to result in a Material Adverse Effect, Borrower has not engaged in any Recalls, Market Withdrawals, or other forms of product retrieval from the marketplace of any Products.

(viii)    Except as would not reasonably be expected to result in a Material Adverse Effect, each Product (a) is not adulterated or misbranded within the meaning of the FDCA; (b) is not an article prohibited from introduction into interstate commerce under the provisions of Sections 404, 505 or 512 of the FDCA; (c) each Product has been and/or shall be manufactured, imported, possessed, owned, warehoused, marketed, promoted, sold, labeled, furnished, distributed and marketed and each service has been conducted in accordance with all applicable Permits and Laws; and (d) each Product has been and/or shall be manufactured in accordance with Good Manufacturing Practices.

(e)    Proceedings. No Borrower or any Subsidiary thereof is subject to any proceeding, suit or, to Borrowers’ knowledge, investigation by any Governmental Authority which would have a Material Adverse Effect.

Section 8.3    Healthcare Operations.

(a)    Borrower will:

(i)    timely file or cause to be timely filed (after giving effect to any extension duly obtained), all notifications, reports, submissions, Permit renewals and reports (other than cost reports as provided in Section 8.3(a)(ii) below) of every kind whatsoever required by Healthcare Laws (which reports will be materially accurate and complete in all respects and not misleading in any material respect and shall not remain open or unsettled); and

(ii)    timely file or cause to be timely filed (after giving effect to any extension duly obtained), all cost reports required by Healthcare Laws, which reports shall be materially accurate and complete in all respects and not misleading in any material respect and which shall not remain open or unsettled, except in accordance with applicable settlement appeals procedures that are timely and diligently pursued and except for any processing delays of any Governmental Authority.

(b)    Borrowers will maintain in full force and effect, and free from restrictions, probations, conditions or known conflicts which would materially impair the use or operation of Borrowers’ business and assets, all Permits necessary under Healthcare Laws to carry on the business of Borrowers as it is conducted on the Closing Date.

(c)    Except as would not reasonably be expected to result in a Material Adverse Effect, Borrower will not suffer or permit to occur any rescission, withdrawal, revocation, amendment or modification of or other alteration to the nature, tenor or scope of any Permit in any material respect.

(d)    In connection with the development, testing, manufacture, marketing or sale of each and any Product by any Borrower, Borrower shall comply with all Regulatory Required Permits at all times issued by any Governmental Authority, specifically including the FDA, with respect to such development, testing, manufacture, marketing or sales of such Product by Borrower as such activities are at any such time being conducted by Borrower, except, in each case, to the extent a failure to do so would not reasonably be expected to result in a Material Adverse Effect.

ARTICLE 9 - SECURITY AGREEMENT

Section 9.1    Generally. As security for the payment and performance of the Obligations, and for the payment and performance of all obligations under the Affiliated Financing Documents (if any) and without limiting any other grant of a Lien and security interest in any Security Document, Borrowers hereby assign and grant to Agent, for the benefit of itself and Lenders, subject only to the Affiliated Intercreditor Agreement, a continuing first priority Lien on and security interest in, upon, and to the personal property set forth on Schedule 9.1 attached hereto and made a part hereof.

Section 9.2    Representations and Warranties and Covenants Relating to Collateral.

(a)    The security interest granted pursuant to this Agreement constitutes a valid and, to the extent such security interest is required to be perfected by this Agreement and any other Financing Document, continuing perfected security interest in favor of Agent in all Collateral subject, for the following Collateral, to the occurrence of the following: (i) in the case of all Collateral in which a security interest may be perfected by filing a financing statement under the UCC and the PPSA, the completion of the filings and other actions specified on Schedule 9.2(b) (which, in the case of all filings and other documents referred to on such schedule, have been delivered to Agent in completed and duly authorized form), (ii) with respect to any Deposit Account, the execution of Deposit Account Control Agreements, (iii) in the case of all certificated stock, debt instruments and investment property, the delivery thereof to Agent of such certificated stock, debt instruments and investment property consisting of instruments and certificates, in each case properly endorsed for transfer to Agent or in blank, and (iv) in the case of all other instruments and tangible chattel paper that are not certificated stock, debt instructions or investment property, the delivery thereof to Agent of such instruments and tangible chattel paper. Such security interest shall be prior to all other Liens on the Collateral except for Permitted Liens. Except to the extent not required pursuant to the terms of this Agreement, all actions by each Credit Party necessary or desirable to protect and perfect the Lien granted hereunder on the Collateral have been duly taken.

(b)    Schedule 9.2(b) sets forth (i) each chief executive office and principal place of business of each Borrower and each of their respective Subsidiaries, and (ii) all of the addresses (including all warehouses) at which any of the Collateral is located and/or books and records of Borrowers regarding any Collateral are kept, which such Schedule 9.2(b) indicates in each case which Borrower(s) have Collateral and/or books located at such address, and, in the case of any such address not owned by one or more of the Borrowers(s), indicates the nature of such location (e.g., leased business location operated by Borrower(s), third party warehouse, consignment location, processor location, etc.) and the name and address of the third party owning and/or operating such location.

(c)    Without limiting the generality of Section 3.2, except as indicated on Schedule 3.19 with respect to any rights of any Borrower as a licensee under any license of Intellectual Property owned by another Person, and except for the filing of financing statements under the UCC or the PPSA, as applicable, no authorization, approval or other action by, and no notice to or filing with, any Governmental Authority or consent of any other Person is required for (i) the grant by each Borrower to Agent of the security interests and Liens in the Collateral provided for under this Agreement and the other Security Documents (if any), or (ii) the exercise by Agent of its rights and remedies with respect to the Collateral provided for under this Agreement and the other Security Documents or under any applicable Law, including the UCC and the PPSA, and neither any such grant of Liens in favor of Agent or exercise of rights by Agent shall violate or cause a default under any agreement between any Borrower and any other Person relating to any such collateral, including any license to which a Borrower is a party, whether as licensor or licensee, with respect to any Intellectual Property, whether owned by such Borrower or any other Person.

(d)    As of the Closing Date, except as set forth on Schedule 9.2(d), no Borrower has any ownership interest in any Chattel Paper, letter of credit rights, commercial tort claims, Instruments, documents or investment property (other than equity interests in any Subsidiaries of such Borrower disclosed on Schedule 3.4), and Borrowers shall give notice to Agent promptly (but in any event not later than the delivery by Borrowers of the next Compliance Certificate required pursuant to Section 4.1 above) for the last month of a fiscal quarter upon the acquisition by any Borrower of any such Chattel Paper, letter of credit rights, commercial tort claims, Instruments, documents, investment property. Subject to the terms of the Affiliated Intercreditor Agreement, no Person other than Agent or (if applicable) any Lender has “control” (as defined in Article 9 of the UCC) over any Deposit Account, investment property (including Securities Accounts and commodities account), letter of credit rights or electronic chattel paper in which any Borrower has any interest (except for such control arising by operation of law in favor of any bank or securities intermediary or commodities intermediary with whom any Deposit Account, Securities Account or commodities account of Borrowers is maintained).

(e)    Borrowers shall not, and shall not permit any Credit Party to, take any of the following actions or make any of the following changes unless Borrowers have given at least ten (10) Business Days prior written notice to Agent of Borrowers’ intention to take any such action (which such written notice shall include an updated version of any Schedule impacted by such change) and have executed any and all documents, instruments and agreements and taken any other actions which Agent may request after receiving such written notice in order to protect and preserve the Liens, rights and remedies of Agent with respect to the Collateral: (i) change the legal name or organizational identification number of any Borrower as it appears in official filings in the jurisdiction of its organization, (ii) change the jurisdiction of incorporation or formation of any Borrower or Credit Party or allow any Borrower or Credit Party to designate any jurisdiction as an additional jurisdiction of incorporation for such Borrower or Credit Party, or change the type of entity that it is; provided that (A) in no event shall a Borrower organized under the laws of the United States or any state thereof be reorganized under the laws of a jurisdictions other than the United States or any state thereof and (B) in no event shall a Borrower organized under the laws of the Canada or any province thereof be reorganized under the laws of a jurisdictions other than the Canada or any province thereof, or (iii) change its chief executive office, principal place of business, or the location of its books and records or move any Collateral with an aggregate value in excess of $250,000 to any location that is not then listed on the Schedules.

(f)    Borrowers shall not adjust, settle or compromise the amount or payment of any Account, or release wholly or partly any Account Debtor, or allow any credit or discount thereon (other than adjustments, settlements, compromises, credits and discounts in the Ordinary Course of Business, made while no Default exists and in amounts which are not material with respect to the Account and which, after giving effect thereto, do not cause the Borrowing Base to be less than the Revolving Loan Outstandings) without the prior written consent of Agent. Without limiting the generality of this Agreement or any other provisions of any of the Financing Documents relating to the rights of Agent after the occurrence and during the continuance of an Event of Default, Agent shall have the right at any time after the occurrence and during the continuance of an Event of Default to: (i) exercise the rights of Borrowers with respect to the obligation of any Account Debtor to make payment or otherwise render performance to Borrowers and with respect to any property that secures the obligations of any Account Debtor or any other Person obligated on the Collateral, and (ii) adjust, settle or compromise the amount or payment of such Accounts.

(g)    Without limiting the generality of Sections 9.2(c) and 9.2(e):

(i)    Subject to the terms and conditions of the Affiliated Intercreditor Agreement, Borrowers shall deliver to Agent all tangible Chattel Paper and all Instruments and documents with a value in excess of $1,000,000 in the aggregate for all such Chattel Paper, Instruments and documents owned by any Borrower and constituting part of the Collateral duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance reasonably satisfactory to Agent. Borrowers shall provide Agent with “control” (as defined in Article 9 of the UCC) of all electronic Chattel Paper with a value in excess of $1,000,000 in the aggregate for all such electronic Chattel Paper owned by any Borrower and constituting part of the Collateral by having Agent identified as the assignee on the records pertaining to the single authoritative copy thereof and otherwise complying with the applicable elements of control set forth in the UCC. Borrowers will mark conspicuously all such Chattel Paper and all such Instruments and documents with a legend, in form and substance satisfactory to Agent, indicating that such Chattel Paper and such instruments and documents are subject to the security interests and Liens in favor of Agent created pursuant to this Agreement and the Security Documents. Borrowers shall comply with all the provisions of Section 5.14 with respect to the Deposit Accounts and Securities Accounts of Borrowers.

(ii)    Borrowers shall deliver to Agent all letters of credit with a face value in excess of $500,000 in the aggregate for all such letters of credit on which any Borrower is the beneficiary and which give rise to letter of credit rights owned by such Borrower which constitute part of the Collateral in each case duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to Agent. Borrowers shall take any and all actions as may be necessary or desirable, or that Agent may request, from time to time, to cause Agent to obtain exclusive “control” (as defined in Article 9 of the UCC) of any such letter of credit rights in a manner acceptable to Agent.

(iii)    Borrowers shall promptly notify Agent upon any Borrower becoming aware that it has any interests in any commercial tort claim in excess of $500,000 that constitutes part of the Collateral, which such notice shall include descriptions of the events and circumstances giving rise to such commercial tort claim and the dates such events and circumstances occurred, the potential defendants with respect such commercial tort claim and any court proceedings that have been instituted with respect to such commercial tort claims, and Borrowers shall, with respect to any such commercial tort claim, execute and deliver to Agent such documents as Agent shall request to perfect, preserve or protect the Liens, rights and remedies of Agent with respect to any such commercial tort claim.

(iv)    Without limiting Section 4.11(c), except for Accounts and Inventory in an aggregate amount of $250,000, no Accounts or Inventory or other Collateral and no books and records and/or software and equipment of the Borrowers regarding any of the Collateral shall at any time be located at any leased location or in the possession or control of any warehouse, consignee, bailee or any of Borrowers’ agents or processors, without prior written notice to Agent and the receipt by Agent, of warehouse receipts, consignment agreements, landlord waivers, or bailee waivers (as applicable) satisfactory to Agent prior to the commencement of such lease or of such possession or control (as applicable). Borrower has notified Agent that Collateral and books and records are currently located at the locations set forth on Schedule 9.2(b). Borrowers shall, upon the request of Agent, notify any such landlord, warehouse, consignee, bailee, agent or processor of the security interests and Liens in favor of Agent created pursuant to this Agreement and the Security Documents, instruct such Person to hold all such Collateral for Agent’s account subject to Agent’s instructions and shall use commercially reasonable efforts obtain an acknowledgement from such Person that such Person holds the Collateral for Agent’s benefit.

(v)    Borrowers shall cause all equipment and other tangible Personal Property other than Inventory to be maintained and preserved in the same condition, repair and in working order as when new, ordinary wear and tear excepted, and shall promptly make or cause to be made all repairs, replacements and other improvements in connection therewith that are necessary or desirable to such end. Upon request of Agent, Borrowers shall promptly deliver to Agent any and all certificates of title, applications for title or similar evidence of ownership of all such tangible Personal Property with a value greater than $500,000 in the aggregate and shall cause Agent to be named as lienholder on any such certificate of title or other evidence of ownership. Borrowers shall not permit any such tangible Personal Property to become fixtures to real estate unless such real estate is subject to a Lien in favor of Agent.

(vi)    Each Borrower hereby authorizes Agent to file without the signature of such Borrower one or more UCC financing statements or PPSA financing statements, as applicable, relating to liens on personal property relating to all or any part of the Collateral, which financing statements may list Agent as the “secured party” and such Borrower as the “debtor” and which describe and indicate the collateral covered thereby as all or any part of the Collateral under the Financing Documents (including an indication of the collateral covered by any such financing statement as “all assets” of such Borrower now owned or hereafter acquired), in such jurisdictions as Agent from time to time determines are appropriate, and to file without the signature of such Borrower any continuations of or corrective amendments to any such financing statements, in any such case in order for Agent to perfect, preserve or protect the Liens, rights and remedies of Agent with respect to the Collateral. Each Borrower also ratifies its authorization for Agent to have filed in any jurisdiction any initial financing statements or amendments thereto if filed prior to the date hereof.

(vii)    As of the Closing Date, no Borrower holds, and after the Closing Date Borrowers shall promptly notify Agent in writing upon creation or acquisition by any Borrower of, any Collateral which constitutes a claim against any Governmental Authority, including, without limitation, the federal government of the United States or any instrumentality or agency thereof, the assignment of which claim is restricted by any applicable Law, including, without limitation, the federal Assignment of Claims Act and any other comparable Law. Upon the reasonable request of Agent, Borrowers shall take such steps as may be necessary or reasonably desirable to comply with any such applicable Law.

(viii)    Borrowers shall furnish to Agent from time to time any statements and schedules further identifying or describing the Collateral and any other information, reports or evidence concerning the Collateral as Agent may reasonably request from time to time.

ARTICLE 10 - EVENTS OF DEFAULT

Section 10.1    Events of Default. For purposes of the Financing Documents, the occurrence of any of the following conditions and/or events, whether voluntary or involuntary, by operation of law or otherwise, shall constitute an “Event of Default”:

(a)    (i) any Credit Party shall fail to pay (x) any scheduled principal, interest, premium or fee under any Financing Document; or (y) other amount payable under any Financing Document within three (3) Business Days after such amount is due or declared due in accordance with the terms of this Agreement or under any Financing Document, or (ii) there shall occur any default in the performance of or compliance with any of the following sections of this Agreement: Section 2.11, Section 4.1, Section 4.2(b), Section 4.4(c), Section 4.6, 4.15, 4.16, 4.17, Article 5, Article 6 or Article 8;

(b)    any Credit Party defaults in the performance of or compliance with any term contained in this Agreement or in any other Financing Document (other than occurrences described in other provisions of this Section 10.1 for which a different grace or cure period is specified or for which no grace or cure period is specified and thereby constitute immediate Events of Default) and such default is not remedied by the Credit Party or waived by Agent within fifteen (15) days after the earlier of (i) receipt by Borrower Representative of notice from Agent or Required Lenders of such default, or (ii) actual knowledge of any Borrower or any other Credit Party of such default;

(c)    any representation, warranty, certification or statement made by any Credit Party or any other Person in any Financing Document or in any certificate, financial statement or other document delivered pursuant to any Financing Document is incorrect in any respect (or in any material respect if such representation, warranty, certification or statement is not by its terms already qualified as to materiality) when made (or deemed made);

(d)    (i) failure of any Credit Party to pay when due or within any applicable grace period any principal, interest or other amount on Debt (other than the Loans), or the occurrence of any breach, default, condition or event with respect to any Debt (other than the Loans), if the effect of such failure or occurrence is to cause or to permit the holder or holders of any such Debt, or to cause, Debt or other liabilities having an individual principal amount in excess of $2,000,000 or having an aggregate principal amount in excess of $2,000,000 to become or be declared due prior to its stated maturity, or (ii) the occurrence of any breach or default under any terms or provisions of any Subordinated Debt Document or under any agreement subordinating the Subordinated Debt to all or any portion of the Obligations or the occurrence of any event requiring the prepayment of any Subordinated Debt;

(e)    any Credit Party or any Subsidiary of a Borrower shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law (including without limitation any petition or application being filed or made or other proceeding instituted against such Credit Party seeking a receiving order under the Bankruptcy and Insolvency Act (Canada) or any analogous procedure or step is taken in any other jurisdiction) now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall commit an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada), or make an assignment of its property for the general benefit of its creditors under such Act, or make a proposal (or file a notice of its intention to do so) under such Act or any analogous procedure or step is taken in any other jurisdiction, or shall take any corporate action to authorize any of the foregoing;

(f)    an involuntary case or other proceeding shall be commenced against any Credit Party or any Subsidiary of a Borrower seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) days; or an order for relief shall be entered against any Credit Party or any Subsidiary of a Borrower under applicable United States federal or Canadian bankruptcy, insolvency or other similar law in respect of (i) bankruptcy, liquidation, winding-up, dissolution or suspension of general operations, (ii) composition, rescheduling, reorganization, arrangement or readjustment of, or other relief from, or stay of proceedings to enforce, some or all of the debts or obligations, or (iii) possession, foreclosure, seizure or retention, sale or other disposition of, or other proceedings to enforce security over, all or any substantial part of the assets of such Credit Party or Subsidiary;

(g)    (i) institution of any steps by any Person to terminate a Pension Plan if as a result of such termination any Credit Party or any member of the Controlled Group could be required to make a contribution to such Pension Plan, or could incur a liability or obligation to such Pension Plan, in excess of $200,000, (ii) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien under Section 303(k) of ERISA or Section 430(k) of the Code or an event occurs that could reasonably be expected to give rise to a Lien under Section 4068 of ERISA, or (iii) there shall occur any withdrawal or partial withdrawal from a Multiemployer Plan and the withdrawal liability (without unaccrued interest) to Multiemployer Plans as a result of such withdrawal (including any outstanding withdrawal liability that any Credit Party or any member of the Controlled Group have incurred on the date of such withdrawal) exceeds $200,000;

(h)    one or more judgments or orders for the payment of money (not paid or fully covered by insurance maintained in accordance with the requirements of this Agreement and as to which the relevant insurance company has acknowledged coverage) aggregating in excess of $200,000 shall be rendered against any or all Credit Parties and either (i) the judgment is not paid in full and enforcement proceedings shall have been commenced by any creditor upon any such judgments or orders, or (ii) there shall be any period of thirty (30) consecutive days during which a stay of enforcement of any such judgments or orders, by reason of a pending appeal, bond or otherwise, shall not be in effect;

(i)    any Lien created by any of the Security Documents shall at any time fail to constitute a valid and perfected Lien on a material portion of the Collateral purported to be encumbered thereby (other than any immaterial portion thereof), subject to no prior or equal Lien except Permitted Liens (other than as a result of any action or inaction of Agent or Required Lenders provided that such action or inaction is not caused by any Credit Parties failure to comply with the terms of the Financing Documents), or any Credit Party shall so assert;

(j)    the institution by any Governmental Authority of non-frivolous criminal proceedings against any Credit Party;

(k)    an event of default occurs under any Guarantee of any portion of the Obligations;

(l)    if any Borrower is or becomes an entity whose equity is registered with the SEC, and/or is publicly traded on and/or registered with a public securities exchange, such Borrower’s equity fails to remain registered with the SEC in good standing, and/or such equity fails to remain publicly traded on and registered with a public securities exchange;

(m)    the occurrence of any fact, event or circumstance that could reasonably be expected to result in a Material Adverse Effect;

(n)    (i) the voluntary withdrawal or institution of any action or proceeding by the FDA or similar Governmental Authority to order the withdrawal of any Product or Product category from the market or to enjoin Borrower, its Subsidiaries or any representative of Borrower or its Subsidiaries from manufacturing, marketing, selling or distributing any Product or Product category, which, in each case, has had or could reasonably be expected to result in Material Adverse Effect, (ii) the institution of any action or proceeding by the DEA, FDA, or any other Governmental Authority to revoke, suspend, reject, withdraw, limit, or restrict any Regulatory Required Permit held by Borrower, its Subsidiaries or any representative of Borrower or its Subsidiaries, which, in each case, has or could reasonably be expected to result in Material Adverse Effect, (iii) the commencement of any enforcement action against Borrower, its Subsidiaries or any representative of Borrower or its Subsidiaries (with respect to the business of Borrower or its Subsidiaries) by the DEA, FDA, or any other Governmental Authority which has or could reasonably be expected to result in a Material Adverse Effect, or (iv) the occurrence of adverse test results in connection with a Product which could result in Material Adverse Effect;

(o)    the occurrence of any material defaults under or breaches any Material Contract (after any applicable grace period contained therein) by any Credit Party, or a Material Contract shall be terminated by a third party or parties party thereto prior to the expiration thereof, or there is a loss of a material right of a Credit Party under any Material Contract to which it is a party, in each case, if the loss of such Material Contract could reasonably expected to result in a Material Adverse Effect; or

(p)    there shall occur any event of default under the Affiliated Financing Documents.

All cure periods provided for in this Section 10.1 shall run concurrently with any cure period provided for in any applicable Financing Documents under which the default occurred.

Section 10.2    Acceleration and Suspension or Termination of Revolving Loan Commitment. Upon the occurrence and during the continuance of an Event of Default, Agent may, and shall if requested by Required Lenders, (a) by notice to Borrower Representative suspend or terminate the Revolving Loan Commitment and the obligations of Agent and the Lenders with respect thereto, in whole or in part (and, if in part, each Lender’s Revolving Loan Commitment shall be reduced in accordance with its Pro Rata Share), and/or (b) by notice to Borrower Representative declare all or any portion of the Obligations to be, and the Obligations shall thereupon become, immediately due and payable, with accrued interest thereon, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Borrower and Borrowers will pay the same; provided, however, that in the case of any of the Events of Default specified in Section 10.1(e) or 10.1(f) above, without any notice to any Borrower or any other act by Agent or the Lenders, the Revolving Loan Commitment and the obligations of Agent and the Lenders with respect thereto shall thereupon immediately and automatically terminate and all of the Obligations shall become immediately and automatically due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Borrower and Borrowers will pay the same.

Section 10.3    UCC and PPSA Remedies.

(a)    Upon the occurrence of and during the continuance of an Event of Default under this Agreement or the other Financing Documents, Agent, in addition to all other rights, options, and remedies granted to Agent under this Agreement or at law or in equity, may exercise, either directly or through one or more assignees or designees, all rights and remedies granted to it under all Financing Documents and under the UCC or PPSA in effect in the applicable jurisdiction(s) and under any other applicable law; including, without limitation:

(i)    the right to take possession of, send notices regarding, and collect directly the Collateral, with or without judicial process;

(ii)    the right to (by its own means or with judicial assistance) enter any of Borrowers’ premises and take possession of the Collateral, or render it unusable, or to render it usable or saleable, or dispose of the Collateral on such premises in compliance with subsection (iii) below and to take possession of Borrowers’ original books and records, to obtain access to Borrowers’ data processing equipment, computer hardware and software relating to the Collateral and to use all of the foregoing and the information contained therein in any manner Agent deems appropriate, without any liability for rent, storage, utilities, or other sums, and Borrowers shall not resist or interfere with such action (if Borrowers’ books and records are prepared or maintained by an accounting service, contractor or other third party agent, Borrowers hereby irrevocably authorize such service, contractor or other agent, upon notice by Agent to such Person that an Event of Default has occurred and is continuing, to deliver to Agent or its designees such books and records, and to follow Agent’s instructions with respect to further services to be rendered);

(iii)    the right to require Borrowers at Borrowers’ expense to assemble all or any part of the Collateral and make it available to Agent at any place designated by Lender;

(iv)    the right to notify postal authorities to change the address for delivery of Borrowers’ mail to an address designated by Agent and to receive, open and dispose of all mail addressed to any Borrower; and/or

(v)    the right to enforce Borrowers’ rights against Account Debtors and other obligors, including, without limitation, (i) the right to collect Accounts directly in Agent’s own name (as agent for Lenders) and to charge the collection costs and expenses, including attorneys’ fees, to Borrowers, and (ii) the right, in the name of Agent or any designee of Agent or Borrowers, to verify the validity, amount or any other matter relating to any Accounts by mail, telephone, telegraph or otherwise, including, without limitation, verification of Borrowers’ compliance with applicable Laws. Borrowers shall cooperate fully with Agent in an effort to facilitate and promptly conclude such verification process. Such verification may include contacts between Agent and applicable federal, state and local regulatory authorities having jurisdiction over the Borrowers’ affairs, all of which contacts Borrowers hereby irrevocably authorize.

(b)    Each Borrower agrees that a notice received by it at least ten (10) days before the time of any intended public sale, or the time after which any private sale or other disposition of the Collateral is to be made, shall be deemed to be reasonable notice of such sale or other disposition. If permitted by applicable law, any perishable Collateral which threatens to speedily decline in value or which is sold on a recognized market may be sold immediately by Agent without prior notice to Borrowers. At any sale or disposition of Collateral, Agent may (to the extent permitted by applicable law) purchase all or any part of the Collateral, free from any right of redemption by Borrowers, which right is hereby waived and released. Each Borrower covenants and agrees not to interfere with or impose any obstacle to Agent’s exercise of its rights and remedies with respect to the Collateral. Agent shall have no obligation to clean-up or otherwise prepare the Collateral for sale. Agent may comply with any applicable state or federal law requirements in connection with a disposition of the Collateral and compliance will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral. Agent may sell the Collateral without giving any warranties as to the Collateral. Agent may specifically disclaim any warranties of title or the like. This procedure will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral. If Agent sells any of the Collateral upon credit, Borrowers will be credited only with payments actually made by the purchaser, received by Agent and applied to the indebtedness of the purchaser. In the event the purchaser fails to pay for the Collateral, Agent may resell the Collateral and Borrowers shall be credited with the proceeds of the sale. Borrowers shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all Obligations.

(c)    Without restricting the generality of the foregoing and for the purposes aforesaid, each Borrower hereby appoints and constitutes Agent its lawful attorney-in-fact with full power of substitution in the Collateral, upon the occurrence and during the continuance of an Event of Default, to (i) use unadvanced funds remaining under this Agreement or which may be reserved, escrowed or set aside for any purposes hereunder at any time, or to advance funds in excess of the face amount of the Notes, (ii) pay, settle or compromise all existing bills and claims, which may be Liens or security interests, or to avoid such bills and claims becoming Liens against the Collateral, (iii) execute all applications and certificates in the name of such Borrower and to prosecute and defend all actions or proceedings in connection with the Collateral, and (iv) do any and every act which such Borrower might do in its own behalf; it being understood and agreed that this power of attorney in this subsection (c) shall be a power coupled with an interest and cannot be revoked.

(d)    Upon the occurrence and during the continuance of an Event of Default, subject to any right of any third parties and/or any agreement between any Borrower and any third party to the extent not granted or enter into in contravention of the terms of this Agreement, Agent and each Lender is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, Borrowers’ labels, rights of use of any name, any other Intellectual Property and advertising matter, and any similar property as it pertains to the Collateral, in each case as owned by a Borrower, in completing production of, advertising for sale, and selling any Collateral and, in connection with Agent’s exercise of its rights under this Article, Borrowers’ rights under all licenses (whether as licensor or licensee) and all franchise agreements inure to Agent’s and each Lender’s benefit.

Section 10.4    Reserved.

Section 10.5    Default Rate of Interest. At the election of Agent or Required Lenders, after the occurrence of an Event of Default and for so long as it continues, the Loans and other Obligations shall bear interest at rates that are two percent (2.0%) per annum in excess of the rates otherwise payable under this Agreement; provided, however, that in the case of any Event of Default specified in Section 10.1(e) or 10.1(f) above, such default rates shall apply immediately and automatically without the need for any election or action of any kind on the part of Agent or any Lender.

Section 10.6    Setoff Rights. During the continuance of any Event of Default, each Lender is hereby authorized by each Borrower at any time or from time to time, with reasonably prompt subsequent notice to such Borrower (any prior or contemporaneous notice being hereby expressly waived) to set off and to appropriate and to apply any and all (a) balances held by such Lender or any of such Lender’s Affiliates at any of its offices for the account of such Borrower or any of its Subsidiaries (regardless of whether such balances are then due to such Borrower or its Subsidiaries), and (b) other property at any time held or owing by such Lender to or for the credit or for the account of such Borrower or any of its Subsidiaries, against and on account of any of the Obligations; except that no Lender shall exercise any such right without the prior written consent of Agent. Any Lender exercising a right to set off shall purchase for cash (and the other Lenders shall sell) interests in each of such other Lender’s Pro Rata Share of the Obligations as would be necessary to cause all Lenders to share the amount so set off with each other Lender in accordance with their respective Pro Rata Share of the Obligations. Each Borrower agrees, to the fullest extent permitted by law, that any Lender and any of such Lender’s Affiliates may exercise its right to set off with respect to the Obligations as provided in this Section 10.6.

Section 10.7    Application of Proceeds.

(a)    Notwithstanding anything to the contrary contained in this Agreement, upon the occurrence and during the continuance of an Event of Default, each Borrower irrevocably waives the right to direct the application of any and all payments at any time or times thereafter received by Agent from or on behalf of such Borrower or any Guarantor of all or any part of the Obligations, and, as between Borrowers on the one hand and Agent and Lenders on the other, Agent shall have the continuing and exclusive right to apply and to reapply any and all payments received against the Obligations in such manner as Agent may deem advisable notwithstanding any previous application by Agent.

(b)    Following the occurrence and continuance of an Event of Default, but absent the occurrence and continuance of an Acceleration Event, Agent shall apply any and all payments received by Agent in respect of the Obligations, and any and all proceeds of Collateral received by Agent, in such order as Agent may from time to time elect.

(c)    Notwithstanding anything to the contrary contained in this Agreement, if an Acceleration Event shall have occurred, and so long as it continues, Agent shall apply any and all payments received by Agent in respect of the Obligations, and any and all proceeds of Collateral received by Agent, in the following order: first, to all fees, costs, indemnities, liabilities, obligations and expenses incurred by or owing to Agent with respect to this Agreement, the other Financing Documents or the Collateral; second, to all fees, costs, indemnities, liabilities, obligations and expenses incurred by or owing to any Lender with respect to this Agreement, the other Financing Documents or the Collateral; third, to accrued and unpaid interest on the Obligations (including any interest which, but for the provisions of the Bankruptcy Code or similar applicable statute, would have accrued on such amounts); fourth, to the principal amount of the Obligations outstanding; and fifth to any other indebtedness or obligations of Borrowers owing to Agent or any Lender under the Financing Documents. Any balance remaining shall be delivered to Borrowers or to whomever may be lawfully entitled to receive such balance or as a court of competent jurisdiction may direct. In carrying out the foregoing, (y) amounts received shall be applied in the numerical order provided until exhausted prior to the application to the next succeeding category, and (z) each of the Persons entitled to receive a payment in any particular category shall receive an amount equal to its Pro Rata Share of amounts available to be applied pursuant thereto for such category.

Section 10.8    Waivers.

(a)    Except as otherwise provided for in this Agreement and to the fullest extent permitted by applicable law, each Borrower waives: (i) presentment, demand and protest, and notice of presentment, dishonor, intent to accelerate, acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of any or all Financing Documents, the Notes or any other notes, commercial paper, accounts, contracts, documents, Instruments, Chattel Paper and Guarantees at any time held by Lenders on which any Borrower may in any way be liable, and hereby ratifies and confirms whatever Lenders may do in this regard; (ii) all rights to notice and a hearing prior to Agent’s or any Lender’s taking possession or control of, or to Agent’s or any Lender’s replevy, attachment or levy upon, any Collateral or any bond or security which might be required by any court prior to allowing Agent or any Lender to exercise any of its remedies; and (iii) the benefit of all valuation, appraisal and exemption Laws. Each Borrower acknowledges that it has been advised by counsel of its choices and decisions with respect to this Agreement, the other Financing Documents and the transactions evidenced hereby and thereby.

(b)    Each Borrower for itself and all its successors and assigns, (i) agrees that its liability shall not be in any manner affected by any indulgence, extension of time, renewal, waiver, or modification granted or consented to by Lender; (ii) consents to any indulgences and all extensions of time, renewals, waivers, or modifications that may be granted by Agent or any Lender with respect to the payment or other provisions of the Financing Documents, and to any substitution, exchange or release of the Collateral, or any part thereof, with or without substitution, and agrees to the addition or release of any Borrower, endorsers, guarantors, or sureties, or whether primarily or secondarily liable, without notice to any other Borrower and without affecting its liability hereunder; (iii) agrees that its liability shall be unconditional and without regard to the liability of any other Borrower, Agent or any Lender for any tax on the indebtedness; and (iv) to the fullest extent permitted by law, expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing.

(c)    To the extent that Agent or any Lender may have acquiesced in any noncompliance with any requirements or conditions precedent to the closing of the Loans or to any subsequent disbursement of Loan proceeds, such acquiescence shall not be deemed to constitute a waiver by Agent or any Lender of such requirements with respect to any future disbursements of Loan proceeds and Agent may at any time after such acquiescence require Borrowers to comply with all such requirements. Any forbearance by Agent or Lender in exercising any right or remedy under any of the Financing Documents, or otherwise afforded by applicable law, including any failure to accelerate the maturity date of the Loans, shall not be a waiver of or preclude the exercise of any right or remedy nor shall it serve as a novation of the Notes or as a reinstatement of the Loans or a waiver of such right of acceleration or the right to insist upon strict compliance of the terms of the Financing Documents. Agent’s or any Lender’s acceptance of payment of any sum secured by any of the Financing Documents after the due date of such payment shall not be a waiver of Agent’s and such Lender’s right to either require prompt payment when due of all other sums so secured or to declare a default for failure to make prompt payment. The procurement of insurance or the payment of taxes or other Liens or charges by Agent as the result of an Event of Default shall not be a waiver of Agent’s right to accelerate the maturity of the Loans, nor shall Agent’s receipt of any condemnation awards, insurance proceeds, or damages under this Agreement operate to cure or waive any Credit Party’s default in payment of sums secured by any of the Financing Documents.

(d)    Without limiting the generality of anything contained in this Agreement or the other Financing Documents, each Borrower agrees that if an Event of Default is continuing (i) Agent and Lenders shall not be subject to any “one action” or “election of remedies” law or rule, and (ii) all Liens and other rights, remedies or privileges provided to Agent or Lenders shall remain in full force and effect until Agent or Lenders have exhausted all remedies against the Collateral and any other properties owned by Borrowers and the Financing Documents and other security instruments or agreements securing the Loans have been foreclosed, sold and/or otherwise realized upon in satisfaction of Borrowers’ obligations under the Financing Documents.

(e)    Nothing contained herein or in any other Financing Document shall be construed as requiring Agent or any Lender to resort to any part of the Collateral for the satisfaction of any of Borrowers’ obligations under the Financing Documents in preference or priority to any other Collateral, and Agent may seek satisfaction out of all of the Collateral or any part thereof, in its absolute discretion in respect of Borrowers’ obligations under the Financing Documents. In addition, Agent shall have the right from time to time to partially foreclose upon any Collateral in any manner and for any amounts secured by the Financing Documents then due and payable as determined by Agent in its sole discretion, including, without limitation, the following circumstances: (i) in the event any Borrower defaults beyond any applicable grace period in the payment of one or more scheduled payments of principal and/or interest, Agent may foreclose upon all or any part of the Collateral to recover such delinquent payments, or (ii) in the event Agent elects to accelerate less than the entire outstanding principal balance of the Loans, Agent may foreclose all or any part of the Collateral to recover so much of the principal balance of the Loans as Lender may accelerate and such other sums secured by one or more of the Financing Documents as Agent may elect. Notwithstanding one or more partial foreclosures, any unforeclosed Collateral shall remain subject to the Financing Documents to secure payment of sums secured by the Financing Documents and not previously recovered.

(f)    To the fullest extent permitted by law, each Borrower, for itself and its successors and assigns, waives in the event of foreclosure of any or all of the Collateral any equitable right otherwise available to any Credit Party which would require the separate sale of any of the Collateral or require Agent or Lenders to exhaust their remedies against any part of the Collateral before proceeding against any other part of the Collateral; and further in the event of such foreclosure each Borrower does hereby expressly consent to and authorize, at the option of Agent, the foreclosure and sale either separately or together of each part of the Collateral.

Section 10.9    Injunctive Relief. The parties acknowledge and agree that, in the event of a breach or threatened breach of any Credit Party’s obligations under any Financing Documents, Agent and

Lenders may have no adequate remedy in money damages and, accordingly, shall be entitled to an injunction (including, without limitation, a temporary restraining order, preliminary injunction, writ of attachment, or order compelling an audit) against such breach or threatened breach, including, without limitation, maintaining any cash management and collection procedure described herein. However, no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver or prohibition against any other legal or equitable remedies in the event of a breach or threatened breach of any provision of this Agreement. Each Credit Party waives, to the fullest extent permitted by law, the requirement of the posting of any bond in connection with such injunctive relief. By joining in the Financing Documents as a Credit Party, each Credit Party specifically joins in this Section as if this Section were a part of each Financing Document executed by such Credit Party.

Section 10.10    Marshalling; Payments Set Aside. Neither Agent nor any Lender shall be under any obligation to marshal any assets in payment of any or all of the Obligations. To the extent that Borrower makes any payment or Agent enforces its Liens or Agent or any Lender exercises its right of set-off, and such payment or the proceeds of such enforcement or set-off is subsequently invalidated, declared to be fraudulent or preferential, set aside, or required to be repaid by anyone, then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or set-off had not occurred.

ARTICLE 11 - AGENT

Section 11.1    Appointment and Authorization. Each Lender hereby irrevocably appoints and authorizes Agent to enter into each of the Financing Documents to which it is a party (other than this Agreement) on its behalf and to take such actions as Agent on its behalf and to exercise such powers under the Financing Documents as are delegated to Agent by the terms thereof, together with all such powers as are reasonably incidental thereto. Subject to the terms of Section 11.16 and to the terms of the other Financing Documents, Agent is authorized and empowered to amend, modify, or waive any provisions of this Agreement or the other Financing Documents on behalf of Lenders. The provisions of this Article 11 are solely for the benefit of Agent and Lenders and neither any Borrower nor any other Credit Party shall have any rights as a third party beneficiary of any of the provisions hereof other than Section 11.17. In performing its functions and duties under this Agreement, Agent shall act solely as agent of Lenders and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for any Borrower or any other Credit Party. Agent may perform any of its duties hereunder, or under the Financing Documents, by or through its agents, servicers, trustees, investment managers or employees.

Section 11.2    Agent and Affiliates. Agent shall have the same rights and powers under the Financing Documents as any other Lender and may exercise or refrain from exercising the same as though it were not Agent, and Agent and its Affiliates may lend money to, invest in and generally engage in any kind of business with each Credit Party or Affiliate of any Credit Party as if it were not Agent hereunder.

Section 11.3    Action by Agent. The duties of Agent shall be mechanical and administrative in nature. Agent shall not have by reason of this Agreement a fiduciary relationship in respect of any Lender. Nothing in this Agreement or any of the Financing Documents is intended to or shall be construed to impose upon Agent any obligations in respect of this Agreement or any of the Financing Documents except as expressly set forth herein or therein.

Section 11.4    Consultation with Experts. Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

Section 11.5    Liability of Agent. Neither Agent nor any of its directors, officers, agents, trustees, investment managers, servicers or employees shall be liable to any Lender for any action taken or not taken by it in connection with the Financing Documents, except that Agent shall be liable with respect to its specific duties set forth hereunder but only to the extent of its own gross negligence or willful misconduct in the discharge thereof as determined by a final non-appealable judgment of a court of competent jurisdiction. Neither Agent nor any of its directors, officers, agents, trustees, investment managers, servicers or employees shall be responsible for or have any duty to ascertain, inquire into or verify (a) any statement, warranty or representation made in connection with any Financing Document or any borrowing hereunder; (b) the performance or observance of any of the covenants or agreements specified in any Financing Document; (c) the satisfaction of any condition specified in any Financing Document; (d) the validity, effectiveness, sufficiency or genuineness of any Financing Document, any Lien purported to be created or perfected thereby or any other instrument or writing furnished in connection therewith; (e) the existence or non-existence of any Default or Event of Default; or (f) the financial condition of any Credit Party. Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, facsimile or electronic transmission or similar writing) believed by it to be genuine or to be signed by the proper party or parties. Agent shall not be liable for any apportionment or distribution of payments made by it in good faith and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Lender to whom payment was due but not made, shall be to recover from other Lenders any payment in excess of the amount to which they are determined to be entitled (and such other Lenders hereby agree to return to such Lender any such erroneous payments received by them).

Section 11.6    Indemnification. Each Lender shall, in accordance with its Pro Rata Share, indemnify Agent (to the extent not reimbursed by Borrowers) upon demand against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from Agent’s gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction) that Agent may suffer or incur in connection with the Financing Documents or any action taken or omitted by Agent hereunder or thereunder. If any indemnity furnished to Agent for any purpose shall, in the opinion of Agent, be insufficient or become impaired, Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against even if so directed by Required Lenders until such additional indemnity is furnished.

Section 11.7    Right to Request and Act on Instructions. Agent may at any time request instructions from Lenders with respect to any actions or approvals which by the terms of this Agreement or of any of the Financing Documents Agent is permitted or desires to take or to grant, and if such instructions are promptly requested, Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Person for refraining from any action or withholding any approval under any of the Financing Documents until it shall have received such instructions from Required Lenders or all or such other portion of the Lenders as shall be prescribed by this Agreement. Without limiting the foregoing, no Lender shall have any right of action whatsoever against Agent as a result of Agent acting or refraining from acting under this Agreement or any of the other Financing Documents in accordance with the instructions of Required Lenders (or all or such other portion of the Lenders as shall be prescribed by this Agreement) and, notwithstanding the instructions of Required Lenders (or such other applicable portion of the Lenders), Agent shall have no obligation to take any action if it believes, in good faith, that such action would violate applicable Law or exposes Agent to any liability for which it has not received satisfactory indemnification in accordance with the provisions of Section 11.6.

Section 11.8    Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under the Financing Documents.

Section 11.9    Collateral Matters. Lenders irrevocably authorize Agent, at its option and in its reasonable discretion, to (a) release any Lien granted to or held by Agent under any Security Document (i) upon termination of the Revolving Loan Commitment and payment in full of all Obligations (other than contingent indemnification obligations for which no claim has been asserted or the known existence of a claim is reasonably likely to be asserted); or (ii) constituting property sold or disposed of as part of or in connection with any disposition permitted under any Financing Document (it being understood and agreed that Agent may conclusively rely without further inquiry on a certificate of a Responsible Officer as to the sale or other disposition of property being made in full compliance with the provisions of the Financing Documents); and (b) subordinate any Lien granted to or held by Agent under any Security Document to a Permitted Lien that is allowed to have priority over the Liens granted to or held by Agent pursuant to the definition of “Permitted Liens”. Upon request by Agent at any time, Lenders will confirm Agent’s authority to release and/or subordinate particular types or items of Collateral pursuant to this Section 11.9.

Section 11.10    Agency for Perfection. Agent and each Lender hereby appoint each other Lender as agent for the purpose of perfecting Agent’s security interest in assets which, in accordance with the Uniform Commercial Code in any applicable jurisdiction, can be perfected by possession or control. Should any Lender (other than Agent) obtain possession or control of any such assets, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor, shall deliver such assets to Agent or in accordance with Agent’s instructions or transfer control to Agent in accordance with Agent’s instructions. Each Lender agrees that it will not have any right individually to enforce or seek to enforce any Security Document or to realize upon any Collateral for the Loan unless instructed to do so by Agent (or consented to by Agent), it being understood and agreed that such rights and remedies may be exercised only by Agent.

Section 11.11    Notice of Default. Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default except with respect to defaults in the payment of principal, interest and fees required to be paid to Agent for the account of Lenders, unless Agent shall have received written notice from a Lender or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. Agent will notify each Lender of its receipt of any such notice. Agent shall take such action with respect to such Default or Event of Default as may be requested by Required Lenders (or all or such other portion of the Lenders as shall be prescribed by this Agreement) in accordance with the terms hereof. Unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interests of Lenders.

Section 11.12    Assignment by Agent; Resignation of Agent; Successor Agent.

(a)    Agent may at any time assign its rights, powers, privileges and duties hereunder to (i) another Lender or an Affiliate of Agent or any Lender or any Approved Fund, or (ii) subject to Section 11.17, any Person to whom Agent, in its capacity as a Lender, has assigned (or will assign, in conjunction with such assignment of agency rights hereunder) 50% or more of its Loan, in each case without the consent of the Lenders or Borrowers. Following any such assignment, Agent shall promptly give notice to the Lenders and Borrowers. Failure to give such notice shall affect such assignment in any way or cause the assignment to be ineffective. An assignment by Agent pursuant to this subsection (a) shall not be deemed a resignation by Agent for purposes of subsection (b) below.

(b)    Without limiting the rights of Agent to designate an assignee pursuant to subsection (a) above, Agent may at any time give notice of its resignation to the Lenders and Borrowers. Upon receipt of any such notice of resignation, Required Lenders shall have the right to appoint a successor Agent. If no such successor shall have been so appointed by Required Lenders and shall have accepted such appointment within ten (10) Business Days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent; provided, however, that if Agent shall notify Borrowers and the Lenders that no Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice from Agent that no Person has accepted such appointment and, from and following delivery of such notice, (i) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Financing Documents, and (ii) all payments, communications and determinations provided to be made by, to or through Agent shall instead be made by or to each Lender directly, until such time as Required Lenders appoint a successor Agent as provided for above in this paragraph.

(c)    Upon (i) an assignment permitted by subsection (a) above, or (ii) the acceptance of a successor’s appointment as Agent pursuant to subsection (b) above, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder and under the other Financing Documents (if not already discharged therefrom as provided above in this paragraph). The fees payable by Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrowers and such successor. After the retiring Agent’s resignation hereunder and under the other Financing Documents, the provisions of this Article and Section 11.12 shall continue in effect for the benefit of such retiring Agent and its sub-agents in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting or was continuing to act as Agent.

Section 11.13    Payment and Sharing of Payment.

(a)    Revolving Loan Advances, Payments and Settlements; Interest and Fee Payments.

(i)    Agent shall have the right, on behalf of Revolving Lenders to disburse funds to Borrowers for all Revolving Loans requested or deemed requested by Borrowers pursuant to the terms of this Agreement. Agent shall be conclusively entitled to assume, for purposes of the preceding sentence, that each Revolving Lender, other than any Non-Funding Lenders, will fund its Pro Rata Share of all Revolving Loans requested by Borrowers. Each Revolving Lender shall reimburse Agent on demand, in accordance with the provisions of the immediately following paragraph, for all funds disbursed on its behalf by Agent pursuant to the first sentence of this clause (i), or if Agent so requests, each Revolving Lender will remit to Agent its Pro Rata Share of any Revolving Loan before Agent disburses the same to a Borrower. If Agent elects to require that each Revolving Lender make funds available to Agent, prior to a disbursement by Agent to a Borrower, Agent shall advise each Revolving Lender by telephone, facsimile or e-mail of the amount of such Revolving Lender’s Pro Rata Share of the Revolving Loan requested by such Borrower no later than noon (Eastern time) on the date of funding of such Revolving Loan, and each such Revolving Lender shall pay Agent on such date such Revolving Lender’s Pro Rata Share of such requested Revolving Loan, in same day funds, by wire transfer to the Payment Account, or such other account as may be identified by Agent to Revolving

Lenders from time to time. If any Lender fails to pay the amount of its Pro Rata Share of any funds advanced by Agent pursuant to the first sentence of this clause (i) within one (1) Business Day after Agent’s demand, Agent shall promptly notify Borrower Representative, and Borrowers shall immediately repay such amount to Agent. Any repayment required by Borrowers pursuant to this Section 11.13 shall be accompanied by accrued interest thereon from and including the date such amount is made available to a Borrower to but excluding the date of payment at the rate of interest then applicable to Revolving Loans. Nothing in this Section 11.13 or elsewhere in this Agreement or the other Financing Documents shall be deemed to require Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that Agent or any Borrower may have against any Lender as a result of any default by such Lender hereunder.

(ii)    On a Business Day of each week as selected from time to time by Agent, or more frequently (including daily), if Agent so elects (each such day being a “Settlement Date”), Agent will advise each Revolving Lender by telephone, facsimile or e-mail of the amount of each such Revolving Lender’s percentage interest of the Revolving Loan balance as of the close of business of the Business Day immediately preceding the Settlement Date. In the event that payments are necessary to adjust the amount of such Revolving Lender’s actual percentage interest of the Revolving Loans to such Lender’s required percentage interest of the Revolving Loan balance as of any Settlement Date, the Revolving Lender from which such payment is due shall pay Agent, without setoff or discount, to the Payment Account before 1:00 p.m. (Eastern time) on the Business Day following the Settlement Date the full amount necessary to make such adjustment. Any obligation arising pursuant to the immediately preceding sentence shall be absolute and unconditional and shall not be affected by any circumstance whatsoever. In the event settlement shall not have occurred by the date and time specified in the second preceding sentence, interest shall accrue on the unsettled amount at the rate of interest then applicable to Revolving Loans.

(iii)    On each Settlement Date, Agent shall advise each Revolving Lender by telephone, facsimile or e-mail of the amount of such Revolving Lender’s percentage interest of principal, interest and fees paid for the benefit of Revolving Lenders with respect to each applicable Revolving Loan, to the extent of such Revolving Lender’s Revolving Loan Exposure with respect thereto, and shall make payment to such Revolving Lender before 1:00 p.m. (Eastern time) on the Business Day following the Settlement Date of such amounts in accordance with wire instructions delivered by such Revolving Lender to Agent, as the same may be modified from time to time by written notice to Agent; provided, however, that, in the case such Revolving Lender is a Defaulted Lender, Agent shall be entitled to set off the funding short-fall against that Defaulted Lender’s respective share of all payments received from any Borrower.

(iv)    On the Closing Date, Agent, on behalf of Lenders, may elect to advance to Borrowers the full amount of the initial Loans to be made on the Closing Date prior to receiving funds from Lenders, in reliance upon each Lender’s commitment to make its Pro Rata Share of such Loans to Borrowers in a timely manner on such date. If Agent elects to advance the initial Loans to Borrower in such manner, Agent shall be entitled to receive all interest that accrues on the Closing Date on each Lender’s Pro Rata Share of such Loans unless Agent receives such Lender’s Pro Rata Share of such Loans before 3:00 p.m. (Eastern time) on the Closing Date.

(v)    It is understood that for purposes of advances to Borrowers made pursuant to this Section 11.13, Agent will be using the funds of Agent, and pending settlement, (A) all funds transferred from the Payment Account to the outstanding Revolving Loans shall be applied first to advances made by Agent to Borrowers pursuant to this Section 11.13, and (B) all interest accruing on such advances shall be payable to Agent.

(vi)    The provisions of this Section 11.13(a) shall be deemed to be binding upon Agent and Lenders notwithstanding the occurrence of any Default or Event of Default, or any insolvency or bankruptcy proceeding pertaining to any Borrower or any other Credit Party.

(b)    Reserved.

(c)    Return of Payments.

(i)    If Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Agent from a Borrower and such related payment is not received by Agent, then Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind, together with interest accruing on a daily basis at the Federal Funds Rate.

(ii)    If Agent determines at any time that any amount received by Agent under this Agreement must be returned to any Borrower or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Financing Document, Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to Agent on demand any portion of such amount that Agent has distributed to such Lender, together with interest at such rate, if any, as Agent is required to pay to any Borrower or such other Person, without setoff, counterclaim or deduction of any kind.

(d)    Defaulted Lenders. The failure of any Defaulted Lender to make any payment required by it hereunder shall not relieve any other Lender of its obligations to make payment, but neither any other Lender nor Agent shall be responsible for the failure of any Defaulted Lender to make any payment required hereunder. Notwithstanding anything set forth herein to the contrary, a Defaulted Lender shall not have any voting or consent rights under or with respect to any Financing Document or constitute a “Lender” (or be included in the calculation of “Required Lenders” hereunder) for any voting or consent rights under or with respect to any Financing Document.

(e)    Sharing of Payments. If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of setoff or otherwise) on account of any Loan (other than pursuant to the terms of Section 2.8(d)) in excess of its Pro Rata Share of payments entitled pursuant to the other provisions of this Section 11.13, such Lender shall purchase from the other Lenders such participations in extensions of credit made by such other Lenders (without recourse, representation or warranty) as shall be necessary to cause such purchasing Lender to share the excess payment or other recovery ratably with each of them; provided, however, that if all or any portion of the excess payment or other recovery is thereafter required to be returned or otherwise recovered from such purchasing Lender, such portion of such purchase shall be rescinded and each Lender which has sold a participation to the purchasing Lender shall repay to the purchasing Lender the purchase price to the ratable extent of such return or recovery, without interest. Each Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this clause (e) may, to the fullest extent permitted by law, exercise all its rights of payment (including pursuant to Section 10.6) with respect to such participation as fully as if such Lender were the direct creditor of Borrowers in the amount of such participation. If under any applicable bankruptcy, insolvency or other similar law, any Lender receives a secured claim in lieu of a setoff to which this clause (e) applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this clause (e) to share in the benefits of any recovery on such secured claim.

Section 11.14    Right to Perform, Preserve and Protect. If any Credit Party fails to perform any obligation hereunder or under any other Financing Document, Agent itself may, but shall not be obligated to, cause such obligation to be performed at Borrowers’ expense. Agent is further authorized by Borrowers and the Lenders to make expenditures from time to time which Agent, in its reasonable business judgment, deems necessary or desirable to (a) preserve or protect the business conducted by Borrowers, the Collateral, or any portion thereof, and/or (b) enhance the likelihood of, or maximize the amount of, repayment of the Loan and other Obligations. Each Borrower hereby agrees to reimburse Agent on demand for any and all costs, liabilities and obligations incurred by Agent pursuant to this Section 11.14. Each Lender hereby agrees to indemnify Agent upon demand for any and all costs, liabilities and obligations incurred by Agent pursuant to this Section 11.14, in accordance with the provisions of Section 11.6.

Section 11.15    Additional Titled Agents. Except for rights and powers, if any, expressly reserved under this Agreement to any bookrunner, arranger or to any titled agent named on the cover page of this Agreement, other than Agent (collectively, the “Additional Titled Agents”), and except for obligations, liabilities, duties and responsibilities, if any, expressly assumed under this Agreement by any Additional Titled Agent, no Additional Titled Agent, in such capacity, has any rights, powers, liabilities, duties or responsibilities hereunder or under any of the other Financing Documents. Without limiting the foregoing, no Additional Titled Agent shall have nor be deemed to have a fiduciary relationship with any Lender. At any time that any Lender serving as an Additional Titled Agent shall have transferred to any other Person (other than any Affiliates) all of its interests in the Loan, such Lender shall be deemed to have concurrently resigned as such Additional Titled Agent.

Section 11.16    Amendments and Waivers.

(a)    No provision of this Agreement or any other Financing Document may be amended, waived or otherwise modified unless such amendment, waiver or other modification is in writing and is signed or otherwise approved by Borrowers, the Required Lenders and any other Lender to the extent required under Section 11.16(b); provided, however, the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto.

(b)    In addition to the required signatures under Section 11.16(a), no provision of this Agreement or any other Financing Document may be amended, waived or otherwise modified unless such amendment, waiver or other modification is in writing and is signed or otherwise approved by the following Persons:

(i)    if any amendment, waiver or other modification would increase a Lender’s funding obligations in respect of any Loan, by such Lender; and/or

(ii)    if the rights or duties of Agent are affected thereby, by Agent;

provided, however, that, in each of (i) and (ii) above, no such amendment, waiver or other modification shall, unless signed or otherwise approved in writing by all the Lenders directly affected thereby, (A) reduce the principal of, rate of interest on or any fees with respect to any Loan or forgive any principal, interest (other than default interest) or fees (other than late charges) with respect to any Loan; (B) postpone the date fixed for, or waive, any payment (other than any mandatory prepayment pursuant to Section 2.1(b)(ii)) of principal of any Loan, or of interest on any Loan (other than default interest) or any fees provided for hereunder (other than late charges) or postpone the date of termination of any commitment of any Lender hereunder; (C) change the definition of the term Required Lenders or the percentage of Lenders which shall be required for Lenders to take any action hereunder; (D) release all or substantially all of the Collateral, authorize any Borrower to sell or otherwise dispose of all or substantially all of the Collateral, release any Guarantor of all or any portion of the Obligations or its Guarantee obligations with respect thereto, or consent to a transfer of any of the Intellectual Property, except, in each case with respect to this clause (D), as otherwise may be provided in this Agreement or the other Financing Documents (including in connection with any disposition permitted hereunder); (E) amend, waive or otherwise modify this Section 11.16(b) or the definitions of the terms used in this Section 11.16(b) insofar as the definitions affect the substance of this Section 11.16(b); (F) consent to the assignment, delegation or other transfer by any Credit Party of any of its rights and obligations under any Financing Document or release any Borrower of its payment obligations under any Financing Document, except, in each case with respect to this clause (F), pursuant to a merger or consolidation permitted pursuant to this Agreement; or (G) amend any of the provisions of Section 10.7 or amend any of the definitions Pro Rata Share, Revolving Loan Commitment or Revolving Loan Commitment Percentage or that provide for the Lenders to receive their Pro Rata Shares of any fees, payments, setoffs or proceeds of Collateral hereunder. It is hereby understood and agreed that all Lenders shall be deemed directly affected by an amendment, waiver or other modification of the type described in the preceding clauses (C), (D), (E), (F) and (G) of the preceding sentence.

Section 11.17    Assignments and Participations.

(a)    Assignments.

(i)    Any Lender may at any time assign to one or more Eligible Assignees all or any portion of such Lender’s Loan together with all related obligations of such Lender hereunder. Except as Agent may otherwise agree, the amount of any such assignment (determined as of the date of the applicable Assignment Agreement or, if a “Trade Date” is specified in such Assignment Agreement, as of such Trade Date) shall be in a minimum aggregate amount equal to $1,000,000 or, if less, the assignor’s entire interests in the outstanding Loan; provided, however, that, in connection with simultaneous assignments to two or more related Approved Funds, such Approved Funds shall be treated as one assignee for purposes of determining compliance with the minimum assignment size referred to above. Borrowers and Agent shall be entitled to continue to deal solely and directly with such Lender in connection with the interests so assigned to an Eligible Assignee until Agent shall have received and accepted an effective Assignment Agreement executed, delivered and fully completed by the applicable parties thereto and a processing fee of $3,500 to be paid by the assigning Lender; provided, however, that only one processing fee shall be payable in connection with simultaneous assignments to two or more related Approved Funds.

(ii)    From and after the date on which the conditions described above have been met, (A) such Eligible Assignee shall be deemed automatically to have become a party hereto and, to the extent of the interests assigned to such Eligible Assignee pursuant to such Assignment Agreement, shall have the rights and obligations of a Lender hereunder, and (B) the assigning Lender, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, shall be released from its rights and obligations hereunder (other than those that survive termination pursuant to Section 12.1). Upon the request of the Eligible Assignee (and, as applicable, the assigning Lender) pursuant to an effective Assignment Agreement, each Borrower shall execute and deliver to Agent for delivery to the Eligible Assignee (and, as applicable, the assigning Lender) Notes in the aggregate principal amount of the Eligible Assignee’s Loan (and, as applicable, Notes in the principal amount of that portion of the principal amount of the Loan retained by the assigning Lender). Upon receipt by the assigning Lender of such Note, the assigning Lender shall return to Borrower Representative any prior Note held by it.

(iii)    Agent, acting solely for this purpose as an agent of Borrower, shall maintain at the office of its servicer located in Bethesda, Maryland a copy of each Assignment Agreement delivered to it and a register for the recordation of the names and addresses of each Lender, and the commitments of, and principal amount of the Loan owing to, such Lender pursuant to the terms hereof (the “Register”). The entries in such Register shall be conclusive, absent manifest error, and Borrower, Agent and Lenders may treat each Person whose name is recorded therein pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. Such Register shall be available for inspection by Borrower and any Lender, at any reasonable time upon reasonable prior notice to Agent. Each Lender that sells a participation shall, acting solely for this purpose as an agent of Borrower maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Obligations (each, a “Participant Register”). The entries in the Participant Registers shall be conclusive, absent manifest error. Each Participant Register shall be available for inspection by Borrower and Agent at any reasonable time upon reasonable prior notice to the applicable Lender; provided, that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Financing Document) to any Person (including Borrower) except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. For the avoidance of doubt, Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(iv)    Notwithstanding the foregoing provisions of this Section 11.17(a) or any other provision of this Agreement, any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided, however, that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(v)    Notwithstanding the foregoing provisions of this Section 11.17(a) or any other provision of this Agreement, Agent has the right, but not the obligation, to effectuate assignments of Loan via an electronic settlement system acceptable to Agent as designated in writing from time to time to the Lenders by Agent (the “Settlement Service”). At any time when Agent elects, in its sole discretion, to implement such Settlement Service, each such assignment shall be effected by the assigning Lender and proposed assignee pursuant to the procedures then in effect under the Settlement Service, which procedures shall be consistent with the other provisions of this Section 11.17(a). Each assigning Lender and proposed Eligible Assignee shall comply with the requirements of the Settlement Service in connection with effecting any assignment of Loan pursuant to the Settlement Service. With the prior written approval of Agent, Agent’s approval of such Eligible Assignee shall be deemed to have been automatically granted with respect to any transfer effected through the Settlement Service. Assignments and assumptions of the Loan shall be effected by the provisions otherwise set forth herein until Agent notifies Lenders of the Settlement Service as set forth herein.

(b)    Participations. Any Lender may at any time, without the consent of, or notice to, any Borrower or Agent, sell to one or more Persons (other than any Borrower or any Borrower’s Affiliates) participating interests in its Loan, commitments or other interests hereunder (any such Person, a “Participant”). In the event of a sale by a Lender of a participating interest to a Participant, (i) such Lender’s obligations hereunder shall remain unchanged for all purposes, (ii) Borrowers and Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations hereunder, and (iii) all amounts payable by each Borrower shall be determined as if such Lender had not sold such participation and shall be paid directly to such Lender. Each Borrower agrees that if amounts outstanding under this Agreement are due and payable (as a result of acceleration or otherwise), each Participant shall be deemed to have the right of set-off in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement; provided, however, that such right of set-off shall be subject to the obligation of each Participant to share with Lenders, and Lenders agree to share with each Participant, as provided in Section 11.5.

(c)    Replacement of Lenders. Within thirty (30) days after: (i) receipt by Agent of notice and demand from any Lender for payment of additional costs as provided in Section 2.8(g), which demand shall not have been revoked, (ii) any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.8(a), (iii) any Lender is a Defaulted Lender, and the circumstances causing such status shall not have been cured or waived; or (iv) any failure by any Lender to consent to a requested amendment, waiver or modification to any Financing Document in which Required Lenders have already consented to such amendment, waiver or modification but the consent of each Lender, or each Lender affected thereby, is required with respect thereto (each relevant Lender in the foregoing clauses (i) through (iv) being an “Affected Lender”), each of Borrower Representative and Agent may, at its option, notify such Affected Lender and, in the case of Borrowers’ election, Agent, of such Person’s intention to obtain, at Borrowers’ expense, a replacement Lender (“Replacement Lender”) for such Lender, which Replacement Lender shall be an Eligible Assignee and, in the event the Replacement Lender is to replace an Affected Lender described in the preceding clause (iv), such Replacement Lender consents to the requested amendment, waiver or modification making the replaced Lender an Affected Lender. In the event Borrowers or Agent, as applicable, obtains a Replacement Lender within ninety (90) days following notice of its intention to do so, the Affected Lender shall sell, at par, and assign all of its Loan and funding commitments hereunder to such Replacement Lender in accordance with the procedures set forth in Section 11.17(a); provided, however, that (A) Borrowers shall have reimbursed such Lender for its increased costs and additional payments for which it is entitled to reimbursement under Section 2.8(a) or Section 2.8(d), as applicable, of this Agreement through the date of such sale and assignment, and (B) Borrowers shall pay to Agent the $3,500 processing fee in respect of such assignment. In the event that a replaced Lender does not execute an Assignment Agreement pursuant to Section 11.17(a) within five (5) Business Days after receipt by such replaced Lender of notice of replacement pursuant to this Section 11.17(c) and presentation to such replaced Lender of an Assignment Agreement evidencing an assignment pursuant to this Section 11.17(c), such replaced Lender shall be deemed to have consented to the terms of such Assignment Agreement, and any such Assignment Agreement executed by Agent, the Replacement Lender and, to the extent required pursuant to Section 11.17(a), Borrowers, shall be effective for purposes of this Section 11.17(c) and Section 11.17(a). Upon any such assignment and payment, such replaced Lender shall no longer constitute a “Lender” for purposes hereof, other than with respect to such rights and obligations that survive termination as set forth in Section 12.1.

(d)    Credit Party Assignments. No Credit Party may assign, delegate or otherwise transfer any of its rights or other obligations hereunder or under any other Financing Document without the prior written consent of Agent and each Lender.

Section 11.18    Funding and Settlement Provisions Applicable When Non-Funding Lenders Exist. So long as Agent has not waived the conditions to the funding of Loans set forth in Section 7.2 or Section 2.1, any Lender may deliver a notice to Agent stating that such Lender shall cease making Revolving Loans due to the non-satisfaction of one or more conditions to funding Loans set forth in Section 7.2 or Section 2.1, and specifying any such non-satisfied conditions. Any Lender delivering any such notice shall become a non-funding Lender (a “Non-Funding Lender”) for purposes of this Agreement commencing on the Business Day following receipt by Agent of such notice, and shall cease to be a Non-Funding Lender on the date on which such Lender has either revoked the effectiveness of such notice or acknowledged in writing to each of Agent the satisfaction of the condition(s) specified in such notice, or Required Lenders waive the conditions to the funding of such Loans giving rise to such notice by Non-Funding Lender. Each Non-Funding Lender shall remain a Lender for purposes of this Agreement to the extent that such Non-Funding Lender has Revolving Loan Outstanding in excess of $0; provided, however, that during any period of time that any Non-Funding Lender exists, and notwithstanding any provision to the contrary set forth herein, the following provisions shall apply:

(a)    For purposes of determining the Pro Rata Share of each Revolving Lender under clause (c) of the definition of such term, each Non-Funding Lender shall be deemed to have a Revolving Loan Commitment Amount as in effect immediately before such Lender became a Non-Funding Lender.

(b)    Except as provided in clause (a) above, the Revolving Loan Commitment Amount of each Non-Funding Lender shall be deemed to be $0.

(c)    The Revolving Loan Commitment at any date of determination during such period shall be deemed to be equal to the sum of (i) the aggregate Revolving Loan Commitment Amounts of all Lenders, other than the Non-Funding Lenders as of such date plus (ii) the aggregate Revolving Loan Outstandings of all Non-Funding Lenders as of such date.

(d)    Agent shall have no right to make or disburse Revolving Loans for the account of any Non-Funding Lender pursuant to Section 2.1(b)(i) to pay interest, fees, expenses and other charges of any Credit Party.

(e)    To the extent that Agent applies proceeds of Collateral or other payments received by Agent to repayment of Revolving Loans pursuant to Section 10.7, such payments and proceeds shall be applied first in respect of Revolving Loans made at the time any Non-Funding Lenders exist, and second in respect of all other outstanding Revolving Loans.

Section 11.19    Reserved.

Section 11.20    Definitions. As used in this Article 11, the following terms have the following meanings:

“Approved Fund” means any (a) investment company, fund, trust, securitization vehicle or conduit that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the Ordinary Course of Business, or (b) any Person (other than a natural person) which temporarily warehouses loans for any Lender or any entity described in the preceding clause (a) and that, with respect to each of the preceding clauses (a) and (b), is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender, or (iii) a Person (other than a natural person) or an Affiliate of a Person (other than a natural person) that administers or manages a Lender.

“Assignment Agreement” means an assignment agreement in form and substance acceptable to Agent.

“Defaulted Lender” means, so long as such failure shall remain in existence and uncured, any Lender which shall have failed to make any Loan or other credit accommodation, disbursement, settlement or reimbursement required pursuant to the terms of any Financing Document.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, and (d) any other Person (other than a natural person) approved by Agent; provided, however, that notwithstanding the foregoing, (x) “Eligible Assignee” shall not include (i) any Borrower or any of a Borrower’s Affiliates or (ii) (A) any hedge fund or private equity fund that is primarily engaged in the business of purchasing distressed debt or (B) any direct competitor of Credit Parties, in each case, as determined by Agent in its reasonable discretion; provided that the restrictions on assignment set forth in this clause (ii) shall not apply if an Event of Default shall have occurred and is continuing for a period of fifteen (15) days or more (except in the case of any Event of Default under Section 10.1 (e) or Section 10.1(f), in which case the restrictions in this clause (ii) shall cease to apply immediately upon the occurrence of any such Event of Default), and (y) no proposed assignee intending to assume all or any portion of the Revolving Loan Commitment shall be an Eligible Assignee unless such proposed assignee either already holds a portion of such Revolving Loan Commitment, or has been approved as an Eligible Assignee by Agent.

“Federal Funds Rate” means, for any day, the rate of interest per annum (rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided, however, that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day, and (b) if no such rate is so published on such next preceding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to Agent on such day on such transactions as determined by Agent.

ARTICLE 12 - MISCELLANEOUS

Section 12.1    Survival. All agreements, representations and warranties made herein and in every other Financing Document shall survive the execution and delivery of this Agreement and the other Financing Documents and the other Operative Documents. The provisions of Section 2.10 and Articles 11 and 12 shall survive the payment of the Obligations (both with respect to any Lender and all Lenders collectively) and any termination of this Agreement and any judgment with respect to any Obligations, including any final foreclosure judgment with respect to any Security Document, and no unpaid or unperformed, current or future, Obligations will merge into any such judgment.

Section 12.2    No Waivers. No failure or delay by Agent or any Lender in exercising any right, power or privilege under any Financing Document shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein and therein provided shall be cumulative and not exclusive of any rights or remedies provided by law. Any reference in any Financing Document to the “continuing” nature of any Event of Default shall not be construed as establishing or otherwise indicating that any Borrower or any other Credit Party has the independent right to cure any such Event of Default, but is rather presented merely for convenience should such Event of Default be waived in accordance with the terms of the applicable Financing Documents.

Section 12.3    Notices.

(a)    All notices, requests and other communications to any party hereunder shall be in writing (including prepaid overnight courier, facsimile transmission, e-mail or similar writing) and shall be given to such party at its address, facsimile number or e-mail address set forth on the signature pages hereof (or, in the case of any such Lender who becomes a Lender after the date hereof, in an assignment agreement or in a notice delivered to Borrower Representative and Agent by the assignee Lender forthwith upon such assignment) or at such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to Agent and Borrower Representative; provided, however, that notices, requests or other communications shall be permitted by electronic means only in accordance with the provisions of Section 12.3(b) and (c). Each such notice, request or other communication shall be effective (i) if given by facsimile, when such notice is transmitted to the facsimile number specified by this Section and the sender receives a confirmation of transmission from the sending facsimile machine, or (ii) if given by mail, prepaid overnight courier or any other means, when received or when receipt is refused at the applicable address specified by this Section 12.3(a).

(b)    Notices and other communications to the parties hereto may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved from time to time by Agent, provided, however, that the foregoing shall not apply to notices sent directly to any Lender if such Lender has notified Agent that it is incapable of receiving notices by electronic communication. Agent or Borrower Representative may, in their reasonable discretion, agree to accept notices and other communications to them hereunder by electronic communications pursuant to procedures approved by it, provided, however, that approval of such procedures may be limited to particular notices or communications.

(c)    Unless Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor, provided, however, that if any such notice or other communication is not sent or posted during normal business hours, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day.

Section 12.4    Severability. In case any provision of or obligation under this Agreement or any other Financing Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

Section 12.5    Headings. Headings and captions used in the Financing Documents (including the Exhibits, Schedules and Annexes hereto and thereto) are included for convenience of reference only and shall not be given any substantive effect.

Section 12.6    Confidentiality.

(a)    Each Credit Party agrees (i) not to transmit or disclose provisions of any Financing Document to any Person (other than to Borrowers’ advisors and officers on a need-to-know basis or as otherwise may be required by Law) without Agent’s prior written consent, (ii) to inform all Persons of the confidential nature of the Financing Documents and to direct them not to disclose the same to any other Person and to require each of them to be bound by these provisions.

(b)    Agent and each Lender shall hold all non-public information regarding the Credit Parties and their respective businesses in accordance with such Person’s customary procedures for handling information of such nature, except that disclosure of such information may be made (i) to their respective agents, employees, Subsidiaries, Affiliates, attorneys, auditors, professional consultants, rating agencies, insurance industry associations and portfolio management services (it being understood that such Persons to whom such disclosure is made will be informed of the confidential nature of such information and be instructed to keep such information confidential), (ii) to prospective transferees or purchasers of any interest in the Loans, Agent or a Lender, provided, however, that any such Persons are bound by obligations of confidentiality, (iii) as required by Law, subpoena, judicial order or similar order and in connection with any litigation, (iv) as may be required in connection with the examination, audit or similar investigation of such Person, and (v) to a Person that is a trustee, investment advisor or investment manager, collateral manager, servicer, noteholder or secured party in a Securitization (as hereinafter defined) in connection with the administration, servicing and reporting on the assets serving as collateral for such Securitization. For the purposes of this Section, “Securitization” means (A) the pledge of the Loans as collateral security for loans to a Lender, or (B) a public or private offering by a Lender or any of its Affiliates or their respective successors and assigns, of securities which represent an interest in, or which are collateralized, in whole or in part, by the Loans. Confidential information shall not include information that either: (y) is in the public domain, or becomes part of the public domain after disclosure to such Person through no fault of such Person, or (z) is disclosed to such Person by a Person other than a Credit Party, provided, however, such Person does not have actual knowledge that such Person is prohibited from disclosing such information. The obligations of Agent and Lenders under this Section 12.6 shall supersede and replace the obligations of Agent and Lenders under any confidentiality agreement in respect of this financing executed and delivered by Agent or any Lender prior to the date hereof.

Section 12.7    Waiver of Consequential and Other Damages. To the fullest extent permitted by applicable law, no party hereto shall assert, and each party hereto hereby waives, any claim against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of this Agreement, any other Financing Document or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof; provided, that nothing in this subsection (d) shall relieve the Borrowers of any obligation they may have to indemnify an Indemnitee against special, indirect, consequential or punitive damages asserted against such Indemnitee by a third party. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Financing Documents or the transactions contemplated hereby or thereby.

Section 12.8    GOVERNING LAW; SUBMISSION TO JURISDICTION.

(a)    THIS AGREEMENT, EACH NOTE AND EACH OTHER FINANCING DOCUMENT, AND ALL DISPUTES AND OTHER MATTERS RELATING HERETO OR THERETO OR ARISING THEREFROM (WHETHER SOUNDING IN CONTRACT LAW, TORT LAW OR OTHERWISE), SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW).

(b)    EACH PARTY HERETO HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN THE STATE OF NEW YORK IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER FINANCING DOCUMENTS SHALL BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE

AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. EACH PARTY HERETO HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON SUCH PARTY BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH PARTY AT THE ADDRESS SET FORTH IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

(c)    Each Borrower, Agent and each Lender agree that each Loan (including those made on the Closing Date) shall be deemed to be made in, and the transactions contemplated hereunder and in any other Financing Document shall be deemed to have been performed in, the State of Maryland.    Nothing in this Section 12.8(c) shall amend or modify Sections 12.8(a) or (b) in any respect.

Section 12.9    WAIVER OF JURY TRIAL. EACH BORROWER, AGENT AND THE LENDERS HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE FINANCING DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH BORROWER, AGENT AND EACH LENDER ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THE OTHER FINANCING DOCUMENTS, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH BORROWER, AGENT AND EACH LENDER WARRANTS AND REPRESENTS THAT IT HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

Section 12.10    Publication; Advertisement.

(a)    Publication. No Credit Party will directly or indirectly publish, disclose or otherwise use in any public disclosure, advertising material, promotional material, press release or interview, any reference to the name, logo or any trademark of MCF or any of its Affiliates or any reference to this Agreement or the financing evidenced hereby, in any case except (i) as required in order to comply with the rules and regulations of filings made with the SEC, (ii) as required by Law, subpoena or judicial or similar order, in which case the applicable Credit Party shall give Agent prior written notice of such publication or other disclosure, or (iii) with MCF’s prior written consent.

(b)    Advertisement. Each Lender and each Credit Party hereby authorizes MCF to publish the name of such Lender and Credit Party, the existence of the financing arrangements referenced under this Agreement, the primary purpose and/or structure of those arrangements, the amount of credit extended under each facility, the title and role of each party to this Agreement, and the total amount of the financing evidenced hereby in any “tombstone”, comparable advertisement or press release which MCF elects to submit for publication. In addition, each Lender and each Credit Party agrees that MCF may provide lending industry trade organizations with information necessary and customary for inclusion in league table measurements after the Closing Date. With respect to any of the foregoing, MCF shall provide Borrowers with an opportunity to review and confer with MCF regarding the contents of any such tombstone, advertisement or information, as applicable, prior to its submission for publication and, following such review period, MCF may, from time to time, publish such information in any media form desired by MCF, until such time that Borrowers shall have requested MCF cease any such further publication.

Section 12.11    Counterparts; Integration. This Agreement and the other Financing Documents may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures by facsimile or by electronic mail delivery of an electronic version of any executed signature page shall bind the parties hereto. This Agreement and the other Financing Documents constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, oral or written, relating to the subject matter hereof.

Section 12.12    No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 12.13    Lender Approvals. Unless expressly provided herein to the contrary, any approval, consent, waiver or satisfaction of Agent or Lenders with respect to any matter that is the subject of this Agreement, the other Financing Documents may be granted or withheld by Agent and Lenders in their sole and absolute discretion and credit judgment.

Section 12.14    Expenses; Indemnity

(a)    Borrowers hereby agree to promptly pay (i) all reasonable and documented costs and expenses of Agent (including, without limitation, the reasonable and documented fees, costs and expenses of one primary counsel and one counsel in each applicable specialty or jurisdiction counsel to, and independent appraisers and consultants retained by Agent; provided that no such restriction on the use of a single counsel shall apply if an Event of Default has occurred and is continuing) in connection with the examination, review, due diligence investigation, documentation, negotiation, closing and syndication of the transactions contemplated by the Financing Documents, in connection with the performance by Agent of its rights and remedies under the Financing Documents and in connection with the continued administration of the Financing Documents including (A) any amendments, modifications, consents and waivers to and/or under any and all Financing Documents, and (B) any periodic public record searches conducted by or at the request of Agent (including, without limitation, title investigations, UCC searches, PPSA searches, fixture filing searches, judgment, pending litigation and tax lien searches and searches of applicable corporate, limited liability, partnership and related records concerning the continued existence, organization and good standing of certain Persons); (ii) without limitation of the preceding clause (i), all reasonable and documented costs and expenses of Agent in connection with the creation, perfection and maintenance of Liens pursuant to the Financing Documents; (iii) without limitation of the preceding clause (i), (A) all reasonable and documented costs and expenses of Agent in connection with protecting, storing, insuring, handling, maintaining or selling any Collateral and (B) all documented costs and expenses of Agent in connection with (I) any litigation, dispute, suit or proceeding relating to any Financing Document, and (II) any workout, collection, bankruptcy, insolvency and other enforcement proceedings under any and all of the Financing Documents; (iv) without limitation of the preceding clause (i), all reasonable and documented costs and expenses of Agent in connection with Agent’s reservation of funds in anticipation of the funding of the initial Loans to be made hereunder; and (v) all documented costs and expenses incurred by Lenders in connection with any litigation, dispute, suit or proceeding relating to any Financing Document and in connection with any workout, collection, bankruptcy, insolvency and other enforcement proceedings under any and all Financing Documents, whether or not Agent or Lenders are a party thereto (provided that so long as no Event of Default has occurred and is continuing, the Lenders shall be limited to one primary counsel (except in the case of any conflict of interest) and one counsel in each applicable specialty or jurisdiction and Agent shall be limited to one primary counsel and one counsel in each applicable specialty or jurisdiction).

(b)    Each Borrower hereby agrees to indemnify, pay and hold harmless Agent and Lenders and the officers, directors, employees, trustees, agents, investment advisors and investment managers, collateral managers, servicers, and counsel of Agent and Lenders (collectively called the “Indemnitees”) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the fees and disbursements of counsel for such Indemnitee) in connection with any investigative, response, remedial, administrative or judicial matter or proceeding, whether or not such Indemnitee shall be designated a party thereto and including any such proceeding initiated by or on behalf of a Credit Party, and the reasonable expenses of investigation by engineers, environmental consultants and similar technical personnel and any commission, fee or compensation claimed by any broker (other than any broker retained by Agent or Lenders) asserting any right to payment for the transactions contemplated hereby, which may be imposed on, incurred by or asserted against such Indemnitee as a result of or in connection with the transactions contemplated hereby or by the other Operative Documents (including (i)(A) as a direct or indirect result of the presence on or under, or escape, seepage, leakage, spillage, discharge, emission or release from, any property now or previously owned, leased or operated by Borrower, any Subsidiary or any other Person of any Hazardous Materials, (B) arising out of or relating to the offsite disposal of any materials generated or present on any such property, or (C) arising out of or resulting from the environmental condition of any such property or the applicability of any governmental requirements relating to Hazardous Materials, whether or not occasioned wholly or in part by any condition, accident or event caused by any act or omission of Borrower or any Subsidiary, and (ii) proposed and actual extensions of credit under this Agreement) and the use or intended use of the proceeds of the Loans, except that Borrower shall have no obligation hereunder to an Indemnitee with respect to any liability resulting from (x) the gross negligence or willful misconduct of such Indemnitee, as determined by a final non-appealable judgment of a court of competent jurisdiction, (y) a material breach by any such Indemnitee or any of such Indemnitee’s Affiliates of the obligations under this Agreement or any other Financing Document, as determined in a final, non-appealable judgment of a court of competent jurisdiction or (z) disputes solely among any Indemnitees (other than any claims against an Indemnitee in its capacity or in fulfilling its role as Agent, arranger or any similar role hereunder) to the extent such disputes do not arise from any act or omission of any Credit Party or of any of any Credit Party’s Affiliates, unless such claims arise from the bad faith, gross negligence or willful misconduct of any such person. To the extent that the undertaking set forth in the immediately preceding sentence may be unenforceable, Borrower shall contribute the maximum portion which it is permitted to pay and satisfy under applicable Law to the payment and satisfaction of all such indemnified liabilities incurred by the Indemnitees or any of them.

(c)    Notwithstanding any contrary provision in this Agreement, the obligations of Borrowers under this Section 12.14 shall survive the payment in full of the Obligations and the termination of this Agreement.

(d)    This Section 12.14 shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

Section 12.15    Reserved.

Section 12.16    Reinstatement. This Agreement shall remain in full force and effect and continue to be effective should any petition or other proceeding be filed by or against any Credit Party for liquidation or reorganization, should any Credit Party become insolvent or make an assignment for the benefit of any creditor or creditors or should an interim receiver, receiver, receiver and manager or trustee be appointed for all or any significant part of any Credit Party’s assets, and shall continue to be effective or to be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a fraudulent preference reviewable transaction or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Section 12.17    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Borrowers and Agent and each Lender and their respective successors and permitted assigns.

Section 12.18    USA PATRIOT Act Notification. Agent and each Lender hereby notifies Borrowers that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record certain information and documentation that identifies Borrowers, which information includes the name and address of Borrower and such other information that will allow Agent or such Lender, as applicable, to identify Borrowers in accordance with the USA PATRIOT Act.

Section 12.19    Process Agent. Each Credit Party that is incorporated under the laws of a jurisdiction other than the United States (or any state thereof) hereby irrevocably designates, appoints, authorizes and empowers C T Corporation System, with an office located at 111 Eighth Avenue - 13th Floor, New York, NY 10011, on the date hereof (the “Process Agent”), as its agent to receive on behalf of itself, service of copies of the summons and complaint and any other process which may be served in any suit, action or proceeding brought in connection with this Agreement in the circuit court of any county of the state of New York, and any appellate court thereof. To the fullest extent permitted by applicable laws, such service may be made by mailing or delivering a copy of such process to such Borrower in care of the Process Agent at its address specified above, and each such Borrower hereby authorizes and directs the Process Agent to receive such service on its behalf. The appointment of the Process Agent shall be irrevocable by each such Borrower until the appointment of a successor Process Agent. Each such Borrower further agrees promptly to appoint a successor Process Agent in New York (which shall accept such appointment in form and substance satisfactory to the Agent) prior to the termination for any reason of the appointment of the initial Process Agent. Nothing in this Section 13.19 shall affect the right of any party hereto to serve process in any manner permitted by applicable law or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

Section 12.20    Other Currency. Without limiting Section 2.6 or any other provision of this Agreement, to the extent permitted by applicable Law, the obligations of any of the Credit Parties in respect of any amount due under this Agreement shall, notwithstanding any payment in any other currency (the “Other Currency”) (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the currency in which it is due (the “Agreed Currency”) that the Agent or Lenders may, in accordance with normal banking procedures, purchase with the sum paid in the Other Currency (after any premium and costs of exchange) on the Business Day immediately after the day on which the Agent or Lender receives the payment. If the amount of the Agreed Currency that may be so purchased for any reason falls short of the amount originally due, such Credit Party shall pay all additions amounts, in the Agreed Currency, as may be necessary to compensate for the shortfall. Any obligation of a Credit Party not discharged by that payment shall, to the extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided in this Section 10.9, continue in full force and effect.

Section 12.21    Cross Default and Cross Collateralization.

(a)    Cross-Default. As stated under Section 10.1 hereof, an Event of Default under any of the Affiliated Financing Documents shall be an Event of Default under this Agreement. In addition, a Default or Event of Default under any of the Financing Documents shall be a Default under the Affiliated Financing Documents.

(b)    Cross Collateralization. Borrowers acknowledge and agree that the Collateral securing this Loan, also secures the Affiliated Obligations.

(c)    Consent. Each Borrower authorizes Agent, without giving notice to any Borrower or obtaining the consent of any Borrower and without affecting the liability of any Borrower for the Affiliated Obligations directly incurred by the Borrowers, from time to time to:

(i)    compromise, settle, renew, extend the time for payment, change the manner or terms of payment, discharge the performance of, decline to enforce, or release all or any of the Affiliated Obligations; grant other indulgences to any Borrowers in respect thereof; or modify in any manner any documents relating to the Affiliated Obligations;

(ii)    declare all Affiliated Obligations due and payable upon the occurrence and during the continuance of an Event of Default;

(iii)    take and hold security for the performance of the Affiliated Obligations of any Borrowers and exchange, enforce, waive and release any such security;

(iv)    apply and reapply such security and direct the order or manner of sale thereof as Agent, in its sole discretion, may determine;

(v)    release, surrender or exchange any deposits or other property securing the Affiliated Obligations or on which Agent at any time may have a Lien; release, substitute or add any one or more endorsers or guarantors of the Affiliated Obligations of any Borrowers; or compromise, settle, renew, extend the time for payment, discharge the performance of, decline to enforce, or release all or any obligations of any such endorser or guarantor or other Person who is now or may hereafter be liable on any Affiliated Obligations or release, surrender or exchange any deposits or other property of any such Person;

(vi)    apply payments received by Lender from Borrower to any Obligations or Affiliated Obligations, in such order as Lender shall determine, in its sole discretion (in accordance with the terms of this Agreement and the Affiliated Credit Agreement, as applicable)

(vii)    assign the Affiliated Financing Documents in whole or in part in accordance with the terms thereof.

[SIGNATURES APPEAR ON FOLLOWING PAGE(S)]

IN WITNESS WHEREOF, intending to be legally bound, each of the parties have caused this Agreement to be executed under seal the day and year first above mentioned.

BORROWER AND BORROWER REPRESENTATIVE:	NOVADAQ TECHNOLOGIES INC.

	By:	/s/ Roger Deck
	Name:	Roger Deck
	Title:	Chief Financial Officer

BORROWER:	NOVADAQ CORP.

	By:	/s/ Roger Deck
	Name:	Roger Deck
	Title:	Treasurer

Address:

Novadaq Technologies Inc.
5090 Explorer Drive, Suite 202
Mississauga, Ontario L4W 4T9
Attn: Derrick Guo
Facsimile: [REDACTED: Fax Number]
E-Mail: dguo@novadaq.com

AGENT:
MIDCAP FINANCIAL TRUST

	By:	Apollo Capital Management, L.P.,
its investment manager

	By:	Apollo Capital Management GP, LLC,
its general partner

		By:	/s/ Maurice Amsellem
		Name:	Maurice Amsellem
		Title:	Authorized Signatory

Address:

c/o MidCap Financial Services, LLC, as servicer
7255 Woodmont Avenue, Suite 200
Bethesda, Maryland 20814
Attn: Account Manager for Novadaq transaction
Facsimile: [REDACTED: Fax Number]
E-mail: [REDACTED: Email Address]

with a copy to:

c/o MidCap Financial Services, LLC, as servicer
7255 Woodmont Avenue, Suite 200
Bethesda, Maryland 20814
Attn: General Counsel
Facsimile: [REDACTED: Fax Number]
E-mail: [REDACTED: Email Address]

Payment Account Designation:

[REDACTED: Payment Account Information]

LENDER:	MIDCAP FINANCIAL TRUST

	By:	Apollo Capital Management, L.P.,
its investment manager

	By:	Apollo Capital Management GP, LLC,
its general partner

		By:	/s/ Maurice Amsellem
		Name:	Maurice Amsellem
		Title:	Authorized Signatory

Address:

c/o MidCap Financial Services, LLC, as servicer
7255 Woodmont Avenue, Suite 200
Bethesda, Maryland 20814
Attn: Account Manager for Novadaq transaction
Facsimile: [REDACTED: Fax Number]
E-mail: [REDACTED: Email Address]

with a copy to:

c/o MidCap Financial Services, LLC, as servicer
7255 Woodmont Avenue, Suite 200
Bethesda, Maryland 20814
Attn: General Counsel
Facsimile: [REDACTED: Fax Number]
E-mail: [REDACTED: Email Address]

LENDER:	APOLLO INVESTMENT CORPORATION

	By:	Apollo Investment Management, L.P., as Advisor

	By:	ACC Management, LLC, as its General Partner

	By:	/s/ Tanner Powell
	Name:	Tanner Powell
	Title:	Authorized Signatory

Address:

Apollo Investment Corporation
9 West 57th Street, 37th Floor
New York, New York 10019
Attn: [REDACTED: Name]
E-mail: [REDACTED: Email Address]

with a copy to:

Apollo Investment Corporation
730 Fifth Avenue, 11th Floor
New York, New York 10019
Attn: [REDACTED: Name]
Facsimile: [REDACTED: Fax Number]
E-mail: [REDACTED: Email Address]

ANNEXES, EXHIBITS AND SCHEDULES

ANNEXES

Annex A	Commitment Annex

EXHIBITS

Exhibit A	Reserved
Exhibit B	Form of Compliance Certificate
Exhibit C	Borrowing Base Certificate
Exhibit D	Form of Notice of Borrowing

SCHEDULES

Schedule 1.1	Permitted Licenses
Schedule 2.1	Reserved
Schedule 3.1	Existence, Organizational ID Numbers, Foreign Qualification, Prior Names
Schedule 3.4	Capitalization
Schedule 3.6	Litigation
Schedule 3.17	Material Contracts
Schedule 3.18	Environmental Compliance
Schedule 3.19	Intellectual Property
Schedule 3.27	Canadian Pension Plans
Schedule 4.9	Litigation, Governmental Proceedings and Other Notice Events
Schedule 5.1	Debt; Contingent Obligations
Schedule 5.2	Liens
Schedule 5.7	Permitted Investments
Schedule 5.8	Affiliate Transactions
Schedule 5.14	Deposit Accounts and Securities Accounts
Schedule 6.2	Net Revenue
Schedule 7.4	Post-Closing Obligations
Schedule 8.2(a)	Licensing and Products
Schedule 9.1	Collateral
Schedule 9.2(b)	Location of Collateral
Schedule 9.2(d)	Chattel Paper, Letter of Credit Rights, Commercial Tort Claims, Instruments, Documents, Investment Property

Annex A to Credit Agreement (Commitment Annex)

[REDACTED: The omitted text sets forth information on commitments of various Lenders.]

Exhibit A to Credit Agreement (Reserved)

Exhibit B to Credit Agreement (Form of Compliance Certificate)

COMPLIANCE CERTIFICATE

This Compliance Certificate is given by                     , a Responsible Officer of Novadaq Technologies Inc. (the “Borrower Representative”), pursuant to that certain Credit and Security Agreement (Revolving Loan) dated as of January 6, 2017 among the Borrower Representative, NOVADAQ Corp. and any additional Borrower that may hereafter be added thereto (collectively, “Borrowers”), MidCap Financial Trust, individually as a Lender and as Agent, and the financial institutions or other entities from time to time parties hereto, each as a Lender (as such agreement may have been amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein without definition shall have the meanings set forth in the Credit Agreement.

The undersigned Responsible Officer hereby certifies to Agent and Lenders that:

(a)    the financial statements delivered with this certificate in accordance with Section 4.1 of the Credit Agreement fairly present in all material respects the results of operations and financial condition of Borrowers and their Consolidated Subsidiaries as of the dates and the accounting period covered by such financial statements;

(b)    the representations and warranties of each Credit Party contained in the Financing Documents are true, correct and complete in all material respects on and as of the date hereof, except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct in all material respects as of such earlier date; provided, however, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof;

(c)    I have reviewed the terms of the Credit Agreement and have made, or caused to be made under my supervision, a review in reasonable detail of the transactions and conditions of Borrowers and their Consolidated Subsidiaries during the accounting period covered by such financial statements, and such review has not disclosed the existence during or at the end of such accounting period, and I have no knowledge of the existence as of the date hereof, of any condition or event that constitutes a Default or an Event of Default, except as set forth in Schedule 1 hereto, which includes a description of the nature and period of existence of such Default or an Event of Default and what action Borrowers have taken, are undertaking and propose to take with respect thereto;

(d)    [except as noted on Schedule 2 attached hereto, Schedule 9.2(b) to the Credit Agreement contains a complete and accurate list of all business locations of Borrowers and Guarantors and all names under which Borrowers and Guarantors currently conduct business; Schedule 2 specifically notes any changes in the names under which any Borrower or Guarantors conduct business;]1

(e)    except as noted on Schedule 3 attached hereto, the undersigned has no knowledge of (i) any federal or state tax liens having been filed against any Borrower, Guarantor or any Collateral, or (ii) any failure of any Borrower or any Guarantors to make required payments of withholding or other tax obligations of any Borrower or any Guarantors during the accounting period to which the attached statements pertain or any subsequent period;

[1]	To be delivered for quarterly compliance certificates.

(f)    [Schedule 5.14 to the Credit Agreement contains a complete and accurate statement of all deposit accounts or investment accounts maintained by Borrowers and Guarantors;]2

(g)    [except as noted on Schedule 4 attached hereto and Schedule 3.6 to the Credit Agreement, the undersigned has no knowledge of any current, pending or threatened: (i) litigation against the Borrowers or any Guarantors, (ii) inquiries, investigations or proceedings concerning the business affairs, practices, licensing or reimbursement entitlements of Borrowers or any Guarantors, or (iii) default by Borrowers or any Guarantors under any Material Contract to which it is a party]3;

(h)    [except as noted on Schedule 5 attached hereto, no Borrower or Guarantor has acquired, by purchase, by the approval or granting of any application for registration (whether or not such application was previously disclosed to Agent by Borrowers) or otherwise, any Intellectual Property that is registered with any United States or foreign Governmental Authority, or has filed with any such United States or foreign Governmental Authority, any new application for the registration of any Intellectual Property, or acquired rights under a license as a licensee with respect to any such registered Intellectual Property (or any such application for the registration of Intellectual Property) owned by another Person, that has not previously been reported to Agent on Schedule 3.17 to the Credit Agreement or any Schedule 5 to any previous Compliance Certificate delivered by Borrower to Agent;]4

(i)    [except as noted on Schedule 6 attached hereto, no Borrower or Guarantor has acquired, by purchase or otherwise, any Chattel Paper, Letter of Credit Rights, Instruments, Documents or Investment Property that has not previously been reported to Agent on any Schedule 6 to any previous Compliance Certificate delivered by Borrower Representative to Agent]5;

(j)    [except as noted on Schedule 7 attached hereto, no Borrower or Guarantor is aware of any commercial tort claim that has not previously been reported to Agent on any Schedule 7 to any previous Compliance Certificate delivered by Borrower Representative to Agent]6; and

(k)    [Net Revenue of Borrowers and Guarantor for the relevant Defined Period is equal to $        . Borrowers and Guarantors are [NOT] are in compliance with the covenant contained in Article 6 of the Credit Agreement, and in any Guarantee constituting a part of the Financing Documents, each as demonstrated by the calculation of such covenant attached hereto, which calculation is true, correct and complete.]7

[2]	To be delivered for quarterly compliance certificates.
[3]	To be delivered for quarterly compliance certificates.
[4]	To be delivered for quarterly compliance certificates.
[5]	To be delivered for quarterly compliance certificates.
[6]	To be delivered for quarterly compliance certificates.
[7]	To be delivered for quarterly compliance certificates.

(l)    The aggregate amount of cash and cash equivalents held by Borrower and Guarantors (on a consolidated basis) as of the date hereof is $[        ].

(m)    The aggregate amount of cash and cash equivalents held by Borrower and its Consolidated Subsidiaries (on a consolidated basis) as of the date hereof is $[        ].

The foregoing certifications and computations are made as of             , 201   (end of month) and as of             , 201  .

Sincerely,

NOVADAQ TECHNOLOGIES INC.

By:
Name:
Title:

Exhibit C to Credit Agreement (Borrowing Base Certificate)

Exhibit D to Credit Agreement (Form of Notice of Borrowing)

NOTICE OF BORROWING

This Notice of Borrowing is given by                    , a Responsible Officer of Novadaq Technologies Inc. (the “Borrower Representative”), pursuant to that certain Credit and Security Agreement (Revolving Loan) dated as of January 6, 2017 among the Borrower Representative, NOVADAQ Corp. and any additional Borrower that may hereafter be added thereto (collectively, “Borrowers”), MidCap Financial Trust, individually as a Lender and as Agent, and the financial institutions or other entities from time to time parties hereto, each as a Lender (as such agreement may have been amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein without definition shall have the meanings set forth in the Credit Agreement.

The undersigned Responsible Officer hereby gives notice to Agent of Borrower Representative’s request to borrow $         of Revolving Loans on            , 201  . Attached is a Borrowing Base Certificate complying in all respects with the Credit Agreement and confirming that, after giving effect to the requested advance, the Revolving Loan Outstandings will not exceed the Revolving Loan Limit.

The undersigned officer hereby certifies that, both before and after giving effect to the request above (a) each of the conditions precedent set forth in Section 7.2 have been satisfied, (b) all of the representations and warranties contained in the Credit Agreement and the other Financing Documents are true, correct and complete as of the date hereof, except to the extent such representation or warranty relates to a specific date, in which case such representation or warranty is true, correct and complete as of such earlier date, and (c) no Default or Event of Default has occurred and is continuing on the date hereof.

IN WITNESS WHEREOF, the undersigned officer has executed and delivered this Notice of Borrowing this      day of             , 201  .

Sincerely, NOVADAQ TECHNOLOGIES INC.

By:
Name:
Title:

Schedule 1.1 – Permitted Licenses

[REDACTED: The omitted text sets forth information on Permitted Licenses.]

Schedule 2.1 - Reserved

Schedule 3.1 – Existence, Organizational ID Numbers, Foreign Qualification, Prior Names

[REDACTED: The omitted text sets forth corporate information about the Borrowers.]

Schedule 3.4 – Capitalization

Credit Party	Authorized Equity	Holder
Novadaq Technologies Inc.	Unlimited number of common shares Unlimited number of preferred shares (none outstanding)	N/A

Novadaq Corp.	100 shares of common stock	Novadaq Technologies Inc., 100%

Novadaq Tech:

Options outstanding – 4,641,066

RSUs outstanding - 245,455

In the case of options, each is exercisable into a common share of the company. In the case of RSU’s, each entitles the holder to a common share or cash equivalent. These are governed by the Novadaq Tech Stock Option Plan and Long Term Incentive Plan, respectively, and are both publicly disclosed.

Schedule 3.6 – Litigation

[REDACTED: The omitted text sets forth information on litigation.]

Schedule 3.17 – Material Contracts

[REDACTED: The omitted text sets forth information on material contracts.]

Schedule 3.18 – Environmental Compliance

None.

Schedule 3.19 – Intellectual Property

[REDACTED: The omitted text sets forth information on Intellectual Property.]

Schedule 3.27 – Canadian Pension Plans

None.

Schedule 4.9 – Litigation, Governmental Proceedings and Other Notice Events

[REDACTED: The omitted text sets forth information on litigation, governmental proceedings and other notice events.]

Schedule 5.1 – Debt; Contingent Obligations

None.

Schedule 5.2 – Liens

None.

Schedule 5.7 – Permitted Investments

[REDACTED: The omitted text sets forth information on Permitted Investments.]

Schedule 5.8 – Affiliate Transactions

[REDACTED: The omitted text sets forth information on Affiliate Transactions.]

Schedule 5.14 – Deposit Accounts and Securities Accounts

[REDACTED: The omitted text sets forth account details.]

Schedule 6.2 – Minimum Net Revenue

[REDACTED: The omitted text sets forth information on Minimum Net Revenue.]

Schedule 7.4 – Post-Closing Requirements

[REDACTED: The omitted text sets forth information on Post-Closing Requirements.]

Schedule 8.2(a) – Licensing and Products

[REDACTED: The omitted text sets forth information on Licensing and Products.]

Schedule 9.1 – Collateral

The Collateral consists of all of Borrower’s assets (other than Excluded Property), including without limitation, all of Borrower’s right, title and interest in and to the following, whether now owned or hereafter created, acquired or arising:

(a)	all goods, Accounts (including health-care insurance receivables), Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles, commercial tort claims (including each such claim listed on Schedule 9.2(d)), documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, securities accounts, fixtures, letter of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located;

(b)	all of Borrowers’ books and records relating to any of the foregoing; and

(c)	any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

Schedule 9.2(b) – Collateral Information

[REDACTED: The omitted text sets forth information on location of Collateral.]

Schedule 9.2(d) – Chattel Paper, Letter of Credit Rights, Commercial Tort Claims, Instruments, Documents, Investment Property

Schedule 5.7 is incorporated herein by reference.